UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 10-K

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(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended January 31, 2023

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from   to

Commission File Number 001-040601

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Couchbase, Inc.

(Exact name of registrant as specified in its charter)

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Delaware	**7372**	**26-3576987**
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)
Couchbase, Inc. **3250 Olcott Street** **Santa Clara, California**		**95054**
(Address of Principal Executive Offices)		(Zip Code)

(650) 417-7500

Registrant's telephone number, including area code

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common stock, par value $0.00001 per share	BASE	Nasdaq Global Select Market

Securities registered pursuant to section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐   No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐   No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☒
Non-accelerated filer	☐	Smaller reporting company	☐
		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C.7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

The aggregate market value of voting and non-voting stock held by non-affiliates of the registrant on July 29, 2022, which was the last business day of the registrant's most recently completed second fiscal quarter, based on the closing price of $15.23 for shares of the registrant's common stock as reported by the Nasdaq Global Select Market, was approximately $385.7 million. Shares of common stock beneficially owned by each executive officer, director and holder of more than 10% of our common stock have been excluded in that such persons may be deemed to be affiliates. This determination of affiliate status is not necessarily a conclusive determination for other purposes.

The registrant had outstanding 45,613,726 shares of common stock as of February 28, 2023.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's proxy statement for the 2023 annual meeting of stockholders are incorporated herein by reference in Part III of this Annual Report on Form 10-K to the extent stated herein. Such proxy statement will be filed with the Securities and Exchange Commission within 120 days of the registrant's fiscal year ended January 31, 2023.

Table of Contents

Special Note Regarding Forward-Looking Statements

This Annual Report on Form 10-K contains forward-looking statements within the meaning of the federal securities laws, which statements involve substantial risks and uncertainties. Forward-looking statements generally relate to future events or our future financial or operating performance. In some cases, you can identify forward-looking statements because they contain words such as "may," "will," "should," "expect," "plan," "anticipate," "could," "would," "intend," "target," "project," "contemplate," "believe," "estimate," "predict," "potential" or "continue" or the negative of these words or other similar terms or expressions that concern our expectations, strategy, plans or intentions. Forward-looking statements contained in this Annual Report on Form 10-K include, but are not limited to, statements about our expectations regarding:

- our future financial performance, including our expectations regarding our revenue, cost of revenue, operating expenses, our ability to determine reserves and our ability to achieve and maintain future profitability;

- the sufficiency of our cash, cash equivalents and short-term investments to meet our liquidity needs;

- the demand for our products and services or for data management solutions in general;

- our ability to attract and retain customers and partners;

- our ability to develop new products and features and bring them to market in a timely manner and make enhancements to our offerings, as well as market acceptance of new products and features;

- our expectations regarding future developments with respect to Couchbase Capella, our fully-managed database-as-a-service offering;

- our ability to compete with existing and new competitors in existing and new markets and offerings;

- macroeconomic conditions, foreign exchange fluctuation, inflation concerns, rising interest rates and recessionary fears, on our business and results of operations;

- our expectations regarding the effects of existing and developing laws, rules, regulations and other legal obligations, including with respect to taxation and data privacy and security;

- our ability to manage risk associated with our business;

- our expectations regarding new and evolving markets;

- our ability to maintain, develop and protect our brand;

- our ability, and our customers' and our third-party service providers' ability, to maintain the security and availability to each of our technological and physical infrastructures;

- our expectations and management of future growth;

- our expectations concerning relationships with third parties;

- our ability to obtain, maintain, defend and enforce our intellectual property;

- our use of third-party open source software in our solutions and the availability of portions of our source code on an open source basis;

- our relationship with Silicon Valley Bridge Bank, N.A.;

- our ability to successfully acquire and integrate companies and assets; and

- the increased expenses associated with being a public company.

We caution you that the foregoing list may not contain all of the forward-looking statements made in this Annual Report on Form 10-K. You should not rely upon forward-looking statements as predictions of future events.

We have based the forward-looking statements contained in this Annual Report on Form 10-K primarily on our current expectations and projections about future events and trends that we believe may affect our business, financial condition, results of operations and prospects. The outcome of the events described in these forward-looking statements is subject to risks, uncertainties and other factors, including those described in the section titled "Risk Factors" and elsewhere in this Annual Report on Form 10-K. Moreover, we operate in a very competitive and rapidly changing environment. New risks and uncertainties emerge from time to time, and it is not possible for us to predict all risks and uncertainties that could have an impact on the forward-looking statements contained in this Annual Report on Form 10-K. We cannot assure you that the results, events and circumstances reflected in the forward-looking statements will be achieved or occur, and actual results, events or circumstances could differ materially from those described in the forward-looking statements.

The forward-looking statements made in this Annual Report on Form 10-K relate only to events as of the date on which the statements are made. We undertake no obligation to update any forward-looking statements made in this Annual Report on Form 10-K to reflect events or circumstances after the date of this Annual Report on Form 10-K or to reflect new information or the occurrence of unanticipated events, except as required by law. We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements and you should not place undue reliance on our forward-looking statements. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures or investments we may make.

In addition, statements that "we believe" and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this Annual Report on Form 10-K, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain, and you are cautioned not to unduly rely upon these statements.

You should read this Annual Report on Form 10-K and the documents that we reference in this Annual Report on Form 10-K and have filed as exhibits to this Annual Report on Form 10-K with the understanding that our actual future results, levels of activity, performance and achievements may be different from what we expect. We qualify all of our forward-looking statements by these cautionary statements.

Risk Factor Summary

Our business is subject to significant risks and uncertainties that make an investment in us speculative and risky. Below we summarize what we believe are the principal risk factors but these risks are not the only ones we face. You should carefully review and consider the full discussion of our risk factors below this summary, together with the other information in this Annual Report on Form 10-K. If any of the following risks or if any of those listed elsewhere in this Annual Report on Form 10-K actually occur, our business, reputation, financial condition, results of operations, revenue and future prospects could be seriously harmed. Additional risks and uncertainties that we are unaware of, or that we currently believe are not material, may also become important factors that adversely affect our business.

- We have a history of net losses, may not achieve or maintain profitability in the future and may not continue to grow on pace with historical rates.

- We face intense competition and if we are unable to compete effectively, our business, financial condition and results of operations would be adversely affected.

- We may fail to cost-effectively acquire new customers or obtain renewals, upgrades or expansions from our existing customers, which would adversely affect our business, financial condition and results of operations.

- The market for our products and services is relatively new and evolving, and our future success depends on the growth and expansion of this market.

- If we fail to innovate in response to changing customer needs, new technologies or other market requirements, our business, financial condition and results of operations could be harmed.

- We have a limited operating history, which makes it difficult to predict our future results of operations.

- Our future results of operations and key business metrics may fluctuate significantly, and if we fail to meet the expectations of analysts or investors, the market price of our common stock and the value of your investment could decline substantially.

- We recognize a significant portion of revenue from subscriptions over the term of the relevant subscription period, and as a result, downturns or upturns in sales are not immediately reflected in full in our results of operations.

- We depend on our sales force, and we may fail to attract, retain, motivate or train our sales force, which could adversely affect our business, financial condition and results of operations.

- Our sales strategy to target larger enterprises involves risks that may not be present or that are present to a lesser extent with respect to smaller enterprises, such as long and unpredictable sales cycles and sales efforts that require considerable time and expense, particularly in the current macroeconomic environment.

- If we are not able to maintain and enhance our brand, especially among enterprise architects, application developers and other key functions that support them, our business and results of operations may be adversely affected.

- Our business could be adversely affected by economic downturns.

- Real or perceived errors, failures or bugs in our products or interruptions or performance problems associated with our technology and infrastructure could adversely affect our growth prospects, business, financial condition and results of operations.

- Our ability to maintain and increase sales with our existing customers depends, in part, on the quality of our customer support, and our failure to offer high-quality support would harm our reputation and adversely affect our business and results of operations.

- We track certain key business metrics with internal systems and tools and do not independently verify such metrics. Certain of these metrics are subject to inherent challenges in measurement, and any real or perceived inaccuracies in such metrics may adversely affect our business and reputation.

- Our company culture has contributed to our success and if we cannot maintain this culture as we grow, our business could be harmed.

- We may be unable to make acquisitions and investments or successfully integrate acquired companies and assets into our business, and our acquisitions and investments may not meet our expectations, any of which could adversely affect our business, financial condition and results of operations.

- If we are unable to maintain successful relationships with our partners, our business, financial condition and results of operations could be harmed.

- Certain estimates and information we refer to publicly are based on information from third-party sources and we do not independently verify the accuracy or completeness of the data contained in such sources or the methodologies for collecting such data, and any real or perceived inaccuracies in such estimates and information may harm our reputation and adversely affect our business.

- Our use of third-party open source software in our solutions, the availability of core portions of our source code on an open source basis and contributions to our open source projects could negatively affect our ability to sell our products and provide our services, subject us to possible litigation and allow third parties to access and use software and technology that we use in our business, all of which could adversely affect our business and results of operations.

- Our distribution and licensing model could negatively affect our ability to monetize and protect our intellectual property rights.

- Because of the rights accorded to third parties under open source licenses, there may be fewer technology barriers to entry in the markets in which we compete and it may be relatively easy for new and existing competitors, some of whom may have greater resources than we have, to compete with us.

- Our decision to license certain source code under a source-available license, the Business Source License version 1.1 ("BSL 1.1"), may harm the adoption of our source code.

- We could incur substantial costs in obtaining, maintaining, protecting, defending and enforcing our intellectual property rights and any failure to obtain, maintain, protect, defend or enforce our intellectual property rights could reduce the value of our software and brand.

- We have been and may in the future become subject to intellectual property disputes which may be costly to defend, subject us to significant liability, require us to pay significant damages and limit our ability to use certain technologies.

- If our security measures, or those of our service providers or customers, are breached or unauthorized parties otherwise obtain access to our or our customers' data or software, our products and services may be perceived as not being secure, customers may reduce or terminate their use of our products and services and we may face claims, litigation, regulatory investigations, significant liability and reputational damage.

- A portion of our revenue is generated by sales to heavily regulated organizations, which are subject to a number of challenges and risks.

- Our executive officers, directors and holders of 5% or more of our common stock continue to have substantial control over us, which will limit your ability to influence the outcome of important transactions, including a change in control.

Part I

Item 1. Business

Overview

Couchbase provides a leading cloud database platform for modern applications. Our mission is to simplify how developers and architects develop, deploy and consume modern applications that span from the cloud to the edge and everything in between. Enterprises rely on Couchbase to cost-effectively power the core applications their businesses depend on with the highest performance, reliability, scalability and versatility requirements for which there is no tolerance for disruption or downtime. Any compromise of these requirements could cause these applications to fail—stopping or delaying package delivery for shipping companies, interrupting reservations for travel companies or causing product shortages in stores for retailers.

Our database is versatile and works in multiple configurations, from fully-managed cloud to multi- or hybrid-cloud, to on-premises environments, and beyond the edge. We have architected our database to fuse the trusted strengths of relational databases with the flexibility, performance and scale of many NoSQL systems, across the cloud. Our database platform serves the needs of both enterprise architects and application developers. Combined with our performance at scale, we believe this power enables customers to run their most important applications with the effectiveness they require, with the efficiency they desire and in the modern infrastructure environments they demand.

With nearly every aspect of our lives being transformed by digital innovation, enterprises are charged with building applications that enable delightful and meaningful customer experiences. Enterprises are increasingly reliant on applications, which in turn rely on databases to store, retrieve and operationalize data into action. Today, applications are operating at a scale, speed and dynamism unheard of just a decade ago. There is an increasing diversity of application types, modalities and delivery and consumption models, and the volume, velocity and variety of data on which they rely is growing at an exponential rate. Consequently, the demand on enterprises and their databases is growing exponentially.

While legacy database technologies were built to the highest performance and reliability requirements of their generation, they are approaching the limits for which they were designed. The underlying architecture of these technologies has not changed significantly, while the requirements of the applications they need to support are changing dramatically. Legacy database technologies are buckling under the pressure of digital transformation, as they were not built to update and respond in microseconds, enable rich, customized user experiences and perform without latency.

We designed Couchbase to give enterprises a database for the modern cloud world. Our platform combines the best capabilities of a relational database, like SQL transactions and ACID guarantees, with the flexibility and scalability of a NoSQL database. This allows enterprises to confidently accelerate strategic initiatives such as more quickly moving business-critical applications into the cloud, improving application flexibility and increasing developer agility. For our customers, we facilitate a seamless transition from legacy relational databases to our modern cloud database platform resulting in better application scalability, user experience and security at the pace that works for them. We deliver this cloud database platform both as a customer-managed product and as a fully-managed database-as-a-service that is managed by Couchbase. Our database-as-a-service, called Couchbase Capella, supports a broad set of use cases, reducing a customer's need to buy, deploy and manage additional databases or supporting technologies.

Our Solution

Couchbase provides a leading modern database for enterprise applications. Our database is engineered for high performance at scale to serve the needs of mission-critical applications that enterprises run their businesses on.

We have architected our platform with a long-term vision towards serving the requirements of the most demanding enterprises. As digital transformation continues to take hold and the demand for highly interactive applications intensifies, we have purpose-built our platform to empower enterprises to manage these increased demands and deliver the rich, personalized experiences that customers expect. We believe that our purpose-built approach, which has required us to solve major computer science problems, will enable our platform to perform at enterprise-class levels even as it addresses the increasing demands of emerging trends, such as self-driving cars, the proliferation of edge computing with 5G, augmented reality and blockchain.

As customers continue to demand more from their existing and new applications, our platform enables enterprises to move to our next-generation database to keep their mission-critical applications—and by extension, their businesses—competitive.

Key Customer Benefits

Our platform delivers the following key benefits and capabilities for our customers:

- *Fast.* Our customers can rely on Couchbase for tens of millions of operations per second and response times measured in microseconds. To enable such high performance and scale, we architected our database to be a memory-first database. We have also built elasticity into our architecture to enable customers to configure Couchbase and optimize it for the highest performance across their workloads. We enable application reliability and resiliency by replicating data completely automatically across clusters in different data centers, whether they are in different clouds or regions. Our mix of no-compromises high performance and scale enables our customers to use our platform for mission-critical applications that they have not entrusted to other platforms.

- *Flexible.* Couchbase enables the principles of agile development and CI/CD through a wide range of toolsets designed to provide maximum flexibility for application developers and give them the power to utilize the data inside our database. Couchbase was built with a flexible JSON data model to enable schema changes without downtime, enabling continuous deployment.

- *Familiar.* Through our query language SQL++, we also leveraged 30 years of innovation in SQL such as join and aggregation operations and have extended it for JSON. SQL++'s unique capabilities enable enterprises to redeploy their SQL-trained DBAs and minimize disruption, enabling an easier transition from relational to our "not only SQL" version of NoSQL.

- *Affordable*. Our platform has been designed for multi-dimensional scaling which allows customers to only pay for the resources they need. We also offer a high-data density storage engine which makes each node do more, reducing operational cost. Our memory-first architecture drives millisecond data response at scale, resulting lower price-performance compared to other fully-managed document databases. We also offer a cost-effective consumption model via our fully-managed database-as-a-service.

- *Future Proof.* We designed Couchbase to run wherever a customer wants, as a multi-cloud to edge distributed database that can be deployed on any combination of multiple public clouds without lock in, private clouds, virtual machines, containers and bare metal servers and right out to the edge. Customers looking for a turnkey way to deploy Couchbase Server are able to do so with Couchbase Capella, our fully-managed database-as-a-service. Because Couchbase Capella is fully-managed and automated, customers can focus on development, improving their applications and reducing time to market, instead of worrying about operational database management efforts.

Our Competitive Strengths

Our competitive strengths include the following:

- *Powerful for Both Enterprise Architects and Application Developers.* Our architecture is designed for high availability and performance at massive scale, while enabling agile application development with a flexible data model.

- *Land and Easily Expand on a Single Platform Workload by Workload.* Our platform makes it easy for enterprises to get started with Couchbase and over time, we can take over database requirements for mission-critical applications. This increases adoption to make Couchbase a source of truth and system of record for enterprises and enables us to become a core part of our customers' IT systems.

- *Enable Flywheel Go-To-Market Motion Combining "Buy-from" and "Sell-to."* Our go-to-market strategy is driven by our differentiated technology, which allows us to drive customer adoption through a mature "sell-to" motion targeting enterprise architects that is complemented by a "buy-from" motion targeting application developers. This provides us with a powerful flywheel that will continue to expand the reach and awareness of our platform among enterprise architects and application developers, which we believe will enable us to drive more effective marketing initiatives, shorter sales cycles and higher sales volume.

- *Architected for Today and Tomorrow.* We have architected our platform with a long-term vision towards providing the highest performance, reliability, scalability and agility for mission-critical applications at the largest enterprises all in one unified platform. In doing so, we have tackled and solved major computer science problems.

- ***People and Culture (Be Valued, Create Value).*** Our most important asset is our people. We are committed to a work environment where each employee feels valued, respected and treated like a critical member of the team to contribute to the company as well as to the broader community. Our true purpose is greater than career aspirations and corporate missions—it is about making life better for everyone we care about.

Our Growth Strategy

Key elements of our growth strategy include:

- ***Focus on Sustained Differentiation and Innovation for Enterprise Applications***

  - ***Couchbase Capella to Enable Easy Management and Consumption of our Sophisticated Core Platform.*** Couchbase Capella allows customers to get started with Couchbase quickly, easily and affordably. Couchbase Capella is a fully managed database-as-a-service based on our core platform that eliminates database management efforts and reduces a customer's need to buy, deploy and manage additional databases or supporting technologies. We have and will continue to invest in Couchbase Capella by extending our offering to be available on additional cloud service providers and improving the developer experience.

  - ***Core Platform to Enable Agility, Flexibility with Performance.*** Our modern database for enterprise applications appeals to both software architects and application developers alike. Couchbase Server combines the best aspects of relational database technology with the flexibility of a modern database, further enhancing Couchbase's capability as a relational offload. Couchbase Mobile enables developers to build modern applications, including those at the edge, that are highly available and fast to deliver great customer experiences regardless of internet connectivity. We have and will continue to invest to enhance our single unified platform to further eliminate the need for point solutions so customers don't have to manage separate technologies and independent data models. For example, we plan to invest in updates to our analytics features and support for additional processing architectures.

- ***Building out a Strong Enterprise Go-to-Market Motion and Growing Mindshare among Application Developers***

  - ***Expand within our Customer Base.*** Many of our customers begin by deploying our platform for initial applications as a cache or source of truth. As these customers realize the benefits of our platform, they may choose to deploy Couchbase as a system of record for their mission-critical applications. Our platform is built for customers to consolidate multiple point solutions from caching to a document database into a single high performance, reliable, scalable and agile platform.

  - ***Grow Our Customer Base with New Customers.*** Our go-to-market motion is built on a highly instrumented direct selling motion to enterprises for mission-critical applications. Our "sell-to" motion focuses on capturing the top down strategic demands of enterprises through enterprise architects. To compliment the "sell to" motion, we are investing to grow our "buy-from" selling motion through application developers, who are a key constituent driving digital transformation within their companies.

- ***Invest in Growing Our Ecosystem.*** We will grow our partner ecosystem of ISVs, cloud service providers and systems integrators to extend our reach. We will also invest in growing our developer community to increase mindshare among an influential audience.

Our Products

Our modern database is designed for the requirements of enterprises who need performance, reliability, scalability and agility and for an easy transition from legacy relational databases to our platform.

Couchbase Capella

Couchbase Capella is a fully-managed, automated and secure database-as-a-service that simplifies database management by deploying, managing and operating Couchbase Server across cloud environments with just a few clicks. We have reimagined the database with our fast, flexible and affordable cloud database platform Couchbase Capella, allowing organizations to quickly and cost-effectively build applications that deliver premium experiences to their customers – all with best-in-class price performance. Couchbase Capella uniquely has built-in Application Services so developers can easily build always on and always reliable apps.

Couchbase Server

Couchbase Server is a full-featured, multi-service NoSQL database. Our platform bridges the best aspects of relational databases, like distributed ACID transactions, with the flexibility of a modern database. Unlike most NoSQL databases, Couchbase provides a comprehensive SQL-compatible query language, SQL++, that allows for a wide array of data manipulation functions. Couchbase Server can be deployed on-premise or on any cloud.

Couchbase Mobile

Couchbase Mobile is a full-featured embedded NoSQL database for mobile and edge devices that enables an always-on experience with high data availability, even without internet connectivity. It also includes a synchronization gateway that allows for secure data sync between mobile devices and the backend data store. Capacity can also be added at every tier—on the device, over the internet and in the cloud—to easily scale to millions of users as demand grows.

Our Technology

We have taken a long-term approach in building our platform, enabling enterprises with the highest requirements to use Couchbase for their mission-critical applications. A core tenant of our development is committing to the highest standards and building a solution underpinned by key architectural decisions to sustain platform differentiation. In doing so, we have overcome some of the most challenging computer science problems in database technologies. We focus our innovation on not only solving modern data problems, but delivering solutions with elegance to our customers.

Core Architecture

Couchbase is a modern database that offers integrated data access to enable enterprise architects and application developers to address the requirements of enterprise applications and to take advantage of cloud infrastructure. We have incorporated the following core design principles into our platform architecture:


Applications and Microservices
Mobile/Edge Apps
SQL
Integrated Cache
Key-Value Access
JSON Documents
Relational Capabilities
SQL Query
Full Text Search
Operational Analytics
Eventing
Geo-Replication & Sync
Mobile Database
Couchbase

Memory-First

Couchbase is architected as a shared-nothing distributed database, leveraging fast memory and network to replicate data within a cluster and across data centers to achieve data resiliency and high availability at scale. With topology-aware clients and an integrated object cache, Couchbase can achieve sub-millisecond latency, which we believe eliminates the need for a secondary in-memory product as required with other databases. The integrated object cache reduces overall system complexity for development and operations and helps reduce total cost of ownership ("TCO").

Persistence

Couchbase enables write operations to happen at memory and network speed while asynchronously processing persistence, replication and index management. Spikes in write operations do not block read or query operations, while background processes will persist and replicate data rapidly without slowing down the rest of the system. This enables the system to maintain sub-millisecond latency even as the system scales to support higher workloads. Durability and consistency options are available to allow application developers to decide when and where to increase latency in exchange for stricter durability and consistency guarantees.

Elastic Scalability

Couchbase is architected to leverage the elasticity of cloud infrastructure and run on a cluster of commodity servers. As nodes are added or removed from a cluster, data and its replicas are automatically redistributed across the available nodes, without any interruptions to operational workloads and any manual interventions by administrators. Automatic data partitioning reduces operational complexity relative to other NoSQL databases that require users to manually specify how to partition data based on access patterns.

With our multi-dimensional scaling (MDS) technology, administrators can control the scalability of the individual services (data, query, indexing, search, eventing and analytics) based on their workload characteristics. With MDS, hardware can be optimized and provisioned based on the workload, making for more efficient use of compute, storage and network resources. We believe this enables Couchbase to deliver high performance with lower total cost of ownership.

ACID Transactions

An advantage of Couchbase transactions is that customers are able to maximize platform performance by choosing when to use them. Customers can interleave operations that require strong ACID guarantees with those that do not to get both the performance and scale of a NoSQL system and the transactional guarantees of a traditional database. This gives customers the power to decide when to pay the transaction cost rather than having the database impose it unconditionally for every operation.

Distributed Replication

One of the key advantages of Couchbase is the built-in capability to distribute data and its replicas across multiple servers to support the 24x7 uptime requirements of mission-critical applications. Data and its replicas are intelligently placed across multiple racks and availability zones to protect against infrastructure failures. Couchbase also supports XDCR (cross data center replication) for high availability and disaster recovery to protect against large-scale data center failures. While traditionally data is replicated in minutes based on batch transfer of transaction logs, with Couchbase the data loss window is greatly reduced as data is replicated in real time from memory to memory in milliseconds.

Single Unified Platform

We combine the best of relational databases, like distributed ACID transactions, with the flexibility and scale of a document database, allowing customers to expedite application modernization initiatives. Bridging relational with NoSQL in a single unified platform means customers no longer need to use one database for transactions and a separate database for developer agility and scale. Similar to how a smartphone provides an order of magnitude improvement in simplicity and management by consolidating a telephone, music player, GPS navigator and web browser, we set out to consolidate multiple layers and components commonly used to develop an application into an integrated platform. The core capabilities of our platform include:

Key Value

Our platform can support millions of key-value lookups with sub-millisecond latency without requiring a secondary caching layer.

Query

Couchbase extends SQL, the standard query language used in the relational world, to support the JSON data model, retaining the benefits of SQL, including its high-level declarative nature, while allowing it to handle the more complex data structures commonly found in modern web, mobile and IoT applications.

Indexing

Indexes provide efficient means to query data without scanning the entire database. Indexes can be partitioned independently and as new requirements arise, applications can create new indexes with their own partition keys without affecting the performance of existing queries. With data and index separation, applications can add as many indexes as needed without affecting write latency.

Full-Text Search

Application developers can easily add powerful and flexible search capabilities to their applications, without the complexity of installing and managing a separate search engine. Our platform integrates full-text search with its query service to allow application developers to use full-text search queries directly within an SQL query, eliminating the need to write complex code to process and combine the results from separate SQL and search queries.

Eventing

Eventing is a highly available, performant and scalable service which enables user-defined business logic to be invoked in real time on the server when application interactions create changes in the data. Eventing makes it easy to develop, deploy and maintain data-driven business rules from a centralized platform, eliminating the complexity with maintaining and updating business rules in all applications consistently.

Analytics

With the Couchbase Analytics service, our parallel data management capability for Couchbase Server designed to efficiently run complex queries, Couchbase Server is able to support hybrid operational/analytical workloads. Users can run ad hoc analytical queries on operational data using a Massively Parallel Processing query engine, without impacting operational application performance or requiring the movement of data to a secondary analytics solution. The Couchbase Analytics service also allows quick ingestion of operational data, making it immediately available for analytical queries.

Develop with Agility, Deploy at Scale, Run Anywhere

The Couchbase platform and its integrated services are designed to enable application developer agility, while making it easy to secure, deploy and manage global deployments at scale. Couchbase also automates common tasks to increase operational efficiency. Our database automatically shards data, instead of requiring a database administrator to manually shard it. Our platform also manages failover by detecting that a node or group is unresponsive and then initiates a failover process. Nodes can be added or removed in minutes with push-button simplicity, without any downtime or code changes.

Uniform Programming Model

With a single connection through our Couchbase Developer Application Toolkit, application developers can access all the Couchbase services using our client software development kits, or SDKs, in language-specific APIs with uniform syntax. Unlike other NoSQL databases, applications written on a laptop against a single-node development cluster will run without any code changes when deployed on a multi-node production cluster in which the data is automatically shared.

SQL++: Big Data and SQL Integration

Couchbase integrates easily with the big data and SQL ecosystem of an enterprise. Current supported integrations include Spark, Kafka, Elasticsearch and BI/ETL tools via CData connector such as Tableau, PowerBI, Talend and Informatica, among others.

Container and Cloud Deployments

Couchbase can be controlled and automated within Kubernetes without manual deployment and life-cycle management. Couchbase on containers and Kubernetes provides a powerful cloud-native data platform with autonomous database management capabilities, including automated deployments, auto-scaling based on workloads, scheduled backups and automated upgrades. Our Couchbase Autonomous Operator enables the DevOps team to run Couchbase through a Kubernetes platform and provides freedom from cloud vendor lock-in and supports hybrid and multi-cloud strategies.

Full-Stack Security

Couchbase provides end-end enterprise-level security for data everywhere—on the wire, on the device, in the cloud and in the data center. While the requirement to secure data remains unchanged, the security requirements differ at each layer. The Couchbase Data Platform is designed with all of these requirements in mind to simplify security enforcement and compliance.

Our Customers

As of January 31, 2023, we had 675 customers worldwide. Our customers range from cloud-native organizations to those who are undergoing digital transformation and range from small and medium-sized enterprises to top businesses in their respective industries and in the Fortune 100.

Marketing, Sales and Partners

Our marketing, sales and partner organizations work closely together to drive market awareness and adoption of our technology and services, build new business pipelines and develop strong customer and partner relationships to drive revenue growth.

We have two major avenues to drive customer adoption: through our mature enterprise "sell-to" motion and through our evolving developer-led "buy-from" motion. Our highly-instrumented "sell-to" model aligns marketing investments with sales capacity to deliver sufficient pipeline creation to meet our business goals, taking into consideration lag times, sales cycle duration and conversion at each stage through the funnel. We have built a sales organization that understands the strategic needs of enterprises as well as a marketing organization that emphasizes our enablement of digital transformation through our no-compromises approach to performance, resiliency and scale and TCO savings. Our "buy-from" motion is fueled by a range of product-led growth initiatives targeting our application developer community to drive adoption. For example, we offer free trials of Couchbase's products to encourage adoption and invest in developer relations and community building to drive awareness among influential developer personas. We believe these offerings lead to future purchases.

Marketing

Our marketing efforts are focused on building our brand reputation as well as generating interest and demand for our platform from our two primary target audiences: enterprise architects and application developers. In addition, due to the broad set of capabilities of our platform, we also market our value proposition to many other key functions, such as operational and technical teams, that work with and support our two primary target audiences. We do this through a combination of awareness building, digital and field-based demand generation, including user and customer advocacy, developer relations and developer community engagement and partner co-marketing.

Once we have identified qualified leads, we utilize nurture campaigns to accelerate sales cycles. We also use advanced predictive analytics and attribution tools to improve our targeting efforts and maximize the effectiveness of our demand generation investments, and ultimately, improve the return-on-investment from our marketing activities.

Sales

We primarily sell through our direct sales force, which consists of field professionals and inside sales personnel. Our sales organization is generally segmented based on account size, geography and, in our larger geographic markets, by industry vertical. To reach potential customers, we have built a significant field presence across the Americas, EMEA and APAC.

Our direct sales force includes sales engineers with deep technical expertise who provide pre-sales demonstrations to help prospective customers identify key use cases, as well as pre-sales technical support and solutions engineering for our customers. Our sales organization also leverages support from the strength of our customer advocacy.

Once adopted, usage of our modern database often rapidly expands across the enterprise. Our customer success team is a key driver of this land-and-expand model and engages with customers to help ensure that they are receiving value from our platform while also supporting a growing relationship over time by proactively guiding our customers to realize other strategic and transformative use cases and adopt our services.

Our land-and-expand efforts are also supported by our professional services and training organizations. Our professional services organization consists of subject matter experts that focus on helping customers accelerate their time to production and time to value.

Partners

We believe that strong engagement with our partner ecosystem affords us increased reach and greater distribution of our platform. Our PartnerEngage program, which serves as our umbrella program, is tailored to enable our partners to deliver an excellent experience for customers while achieving profitable growth.

Our partner efforts are focused on the following:

- *Cloud Service Providers*. CSPs are increasingly utilized by our customers to deliver Infrastructure-as-a-Service and Platform-as-a-Service, such as database-as-a-service. We partner with major CSPs on joint marketing programs and co-sell initiatives.

- *Independent Software Vendors*. We work with ISVs, such as Amdocs, to embed or bundle our platform with the applications or other solutions offered by ISVs to their customers.

- *Systems Integrators*. SIs, such as Infosys, incorporate Couchbase into technology solutions, both across and within specific verticals, and offer professional services to assist customers with application development, platform and cloud migrations and adoption.

- *Technology Partners*. We have a robust ecosystem of technology partners with partner-validated integrations with Couchbase. We develop joint solutions and go-to-market motions with these partners, such as Red Hat.

Human Capital Resources

We believe the foundation of our current and future success is our world-class organization, which combines our exceptional people with a culture we believe in and care deeply about. We are building a company that we are proud of, focusing on how we do things as much as on what we do.

As of January 31, 2023, we had a total of 740 employees located in 23 countries, including 323 in sales and marketing, 280 in research and development, 65 in general and administrative and 72 in cost of revenue functions. We also engage contractors and consultants as needed to support our operations.

In certain countries in which we operate, we are subject to, and comply with, local labor law requirements which may automatically make our employees subject to industry-wide collective bargaining agreements. None of our U.S. employees are represented by a labor union or covered by a collective bargaining agreement with respect to their employment with us. We have not experienced any work stoppages and we consider our relations with our employees to be good.

Our Values

Our values are the bedrock of our culture, weaving together elements of our past, present and future into a framework comprised of two foundational pillars and six beliefs. Our values stand as a guide for our intentions, behaviors, decisions, strategies and actions.

Be Valued

- *Be a Good Human, Always*. Be authentic. Assume and act with positive intent, even in tough times. Eliminate bias, foster inclusion. Be your best self. Smile.

- *Act with Uncompromising Integrity, Period*. Do the right thing, every time. Build trust with all constituents. Be honest and transparent. Do what you say. Be proactive.

- *Serve Your Family, As Defined by You*. Put your family first. Let the company work for you in times of need. Help your family benefit through the company's success.

Create Value

- *Attack Hard Problems, Driven by Customer Outcomes*. Be courageous and innovative. Satisfy unmet, underserved needs. Deliver technical excellence and honesty. Enable transformations.

- *Play to Win, Together*. Plan for success. Put in the work, be proud of it. Balance confidence and humility. Never lose alone. Be a great teammate. Celebrate.

- *Make Tomorrow Better than Today, Start Now*. Have a bias for action. Execute with intensity and urgency. Know you have an impact. What we do matters. Enjoy the journey.

We work relentlessly to make Couchbase team members feel valued so they can then work together to create value for our customers, partners and stockholders. In a world where career choices for high performers are plentiful, we believe our culture is why top talent choose to join and stay at Couchbase.

Compensation and Benefits

We take a total rewards approach to benefits for the value our employees create, so that they may in turn best serve themselves and their families. In addition to base salary or wages, total rewards for eligible employees may include bonus and equity, as well as benefits such as time off, holidays, insurance, retirement plan contributions, monthly lifestyle spending account credits and others. We constantly study and evaluate our benefits programs and policies to best attract and retain talent.

Employee Engagement

Our team seeks to live our values to make tomorrow better than today for customers, partners and each other. To foster and maintain a culture around our values, Couchbase collects employee feedback through regular, confidential surveys. We use these results to assess and deepen employee engagement and to measure how well we create a great employee experience.

Additionally, we have been recognized externally, including as one of the Best Workplaces in the Bay Area in 2022 by Great Place to Work and Fortune Magazine, based on survey results from our employees.

Research and Development

Our research and development organization is responsible for the research, design, architecture, development, testing and quality of our platform as well as the continued maintenance and improvement of our existing products. Our research and development organization consists of platform and cloud engineering, product management, quality engineering and performance engineering teams.

Our software development process is based on iterative releases leveraging small functional teams. Our small development teams enable greater agility and efficiency to develop new features and enhance our existing products.

Our research and development organization is primarily located in the United States, the United Kingdom and India as well as remotely distributed across the globe, which we believe is a strategic advantage for us, allowing us to develop and expand our technology capabilities more efficiently.

Intellectual Property

Our success depends, in part, upon our ability to protect our intellectual property rights with respect to our technology, inventions, improvements, proprietary rights and other assets through, a combination of patent applications, copyrights, registered and unregistered trademarks, trade secrets, license agreements, confidentiality procedures, non-disclosure agreements, intellectual property assignment agreements and other contractual measures. As of January 31,

2023, we owned three issued U.S. patents, five U.S. non-provisional patent applications, one U.S. provisional patent application, one pending Patent Cooperation Treaty, or PCT, application, and four foreign patent applications. In addition, as of January 31, 2023, we owned five registered trademarks in the United States and a number of registered trademarks in non-U.S. jurisdictions.

Our products include software that is licensed to us by third-party authors under open source licenses, and we expect to continue to incorporate such open source software in our products in the future. Although most of our code is developed in-house, we also contribute to and receive a limited amount of contributions from the open source developer community.

See the section titled "Risk Factors—Risks Related to Our Open Source and Intellectual Property" for information regarding risks related to our use of open source and our intellectual property.

Compliance with Government Regulation

See the section titled "Risk Factors—Risks Related to Our Legal and Regulatory Environment" for additional information about the laws and regulations we are subject to and the risks to our business associated with such laws and regulations.

Competition

The market in which we operate is competitive and characterized by rapid changes in technology, customer requirements and industry standards and frequent introductions of new products and services. A number of other companies have developed or are developing products and services that compete with some or all of our products or have functionalities similar to those of our platform. These competing offerings may also be complimentary with ours and customers often deploy our platform alongside a competitor's product. However, many of these competing products and services do not offer complete solutions—often they provide accessory solutions or a feature comparable to a component of our platform.

We primarily compete with established legacy database providers, such as Oracle, IBM and Microsoft, providers of NoSQL database offerings such as MongoDB, and cloud infrastructure providers with database functionalities, such as Amazon, Microsoft and Google. We expect competition to increase as other established and emerging companies enter our market, as customer requirements evolve and as new offerings and technologies are introduced.

We believe the primary factors of competition in our market include:

- effectiveness with both enterprise architects and application developers;

- platform functionality, including agility, flexibility and performance at scale;

- ease of deployment, management and operation;

- ability to enable flexible deployment across on-premise, cloud, hybrid and mobile environments;

- ability to handle massive and increasing data volumes;

- ability to provide best-of-breed solutions;

- ability to bundle and address a variety of evolving customer needs, requirements and use cases in one platform;

- ability to provide enterprise-class technology that is secure and reliable;

- variety of consumption models and offerings;

- price and total cost of ownership (TCO);

- strength of sales and marketing efforts; and

- brand awareness and reputation.

We believe we compete favorably on these factors.

We plan to continue to innovate and evolve our platform and technology to empower our customers. However, we could face significant risks to our business, financial condition and results of operations as a result of competition. For additional information, see the section titled "Risk Factors—Risks Related to Our Industry and Business—We face intense competition and if we are unable to compete effectively, our business, financial condition and results of operations would be adversely affected."

Corporate Information

We were incorporated in 2008 as NorthScale, Inc., a Delaware corporation. In 2010, we changed our name to Membase, Inc. In 2011, Membase, Inc. merged with CouchOne, Inc. and in connection with the merger, we changed our name to Couchbase, Inc. Our principal executive offices are located at 3250 Olcott Street, Santa Clara, California 95054, and our telephone number is (650) 417-7500. Our website address is www.couchbase.com. Information contained on, or accessible through, our website does not constitute part of this Annual Report on Form 10-K and inclusions of our website address in this Annual Report on Form 10-K are inactive textual references only. You should not consider information contained on our website to be part of this Annual Report on Form 10-K or in deciding whether to purchase shares of our common stock.

Available Information

Our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and amendments to reports filed pursuant to Sections 13(a) and 15(d) of the Securities Exchange Act of 1934, as amended, or the Exchange Act, are filed with the Securities and Exchange Commission, or the SEC. Such reports and other information filed by us with the SEC are available free of charge on our website at investors.couchbase.com when such reports are available on the SEC's website. The SEC maintains an internet site that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC at www.sec.gov. The information contained on the websites referenced in this Annual Report on Form 10-K is not incorporated by reference into this filing. Further, our references to website URLs are intended to be inactive textual references only.

We announce material information to the public through filings with the SEC, the investor relations page on our website, press releases, our Twitter account (@Couchbase), our Facebook page, our LinkedIn page, public conference calls, and webcasts in order to achieve broad, non-exclusionary distribution of information to the public and for complying with our disclosure obligations under Regulation FD. We encourage investors, the media, and others to follow the channels listed above and to review the information disclosed through such channels. Any updates to the list of disclosure channels through which we will announce information will be posted on the investor relations page on our website.

Item 1A. Risk Factors

You should carefully consider the risks and uncertainties described below, together with all of the other information in this Annual Report on Form 10-K, including our consolidated financial statements and related notes and the section titled "Management's Discussion and Analysis of Financial Condition and Results of Operations." Our business, financial condition, results of operations or prospects could also be harmed by risks and uncertainties not currently known to us or that we currently do not believe are material. If any of the risks actually occur, our business, financial condition, results of operations and prospects could be adversely affected. In that event, the market price of our common stock could decline, and you could lose part or all of your investment. The last day of our fiscal year is January 31. Our fiscal years ended January 31, 2023, 2022 and 2021 are referred to herein as fiscal 2023, fiscal 2022 and fiscal 2021, respectively.

Risks Related to Our Industry and Business

We have a history of net losses and may not achieve or maintain profitability in the future.

We have incurred net losses since our inception, and we expect to continue to incur net losses in the near future. We incurred net losses of $68.5 million, $58.2 million and $40.0 million for fiscal 2023, 2022 and 2021, respectively. As of January 31, 2023, we had an accumulated deficit of $410.5 million. We expect our costs to increase in future periods. In particular, we intend to continue to invest significant resources to further develop our platform, expand our sales and marketing and expand our operations and infrastructure, both domestically and internationally. These efforts may be more costly than we expect and may not result in increased revenue or growth in our business. As we develop as a public company, we may incur additional legal, accounting and other expenses that we did not incur historically. Any failure to increase our revenue sufficiently at a rate that exceeds the rate of increase in our investments and other expenses could prevent us from achieving or maintaining profitability.

We may not continue to grow on pace with historical rates.

Our historical revenue growth should not be considered indicative of our future performance. Our revenue was $154.8 million, $123.5 million and $103.3 million for fiscal 2023, 2022 and 2021, respectively. However, you should not rely on our revenue or key business metrics for any previous quarterly or annual period as any indication of our revenue, revenue growth, key business metrics or key business metrics growth in future periods. In particular, our revenue growth rate has fluctuated in prior periods. We expect our revenue growth rate to continue to fluctuate over the short term. Our revenue growth rate may also decline in future periods for a number of reasons, including slowing adoption of or demand for our products and services, increasing competition, a decrease in the growth of our overall market, changes to technology or our failure to capitalize on growth opportunities, among others. In addition, our revenue growth rate may experience increased volatility due to global societal and economic disruption. If our revenue growth rate declines, investors' perceptions of our business and the market price of our common stock could be adversely affected.

If we fail to manage our growth effectively, our brand, business, financial condition and results of operations could be adversely affected.

We have experienced strong growth in our employee headcount, our geographic reach and our operations, and we expect to continue to experience growth in the future. Our employee headcount grew from 646 as of January 31, 2022 to 740 as of January 31, 2023. Employee growth has occurred both at our headquarters and in a number of locations across the United States and internationally. Our ability to manage our growth effectively and to integrate new employees, technologies and acquisitions into our existing business will require us to continue to expand our operational and financial infrastructure and to continue to effectively integrate, develop and motivate a large number of new employees, while maintaining the beneficial aspects of our culture. Continued growth could challenge our ability to develop and improve our operational, financial and management controls, enhance our reporting systems and procedures, recruit, train and retain highly skilled personnel and maintain customer satisfaction. In addition, we have encountered and will continue to encounter risks and challenges frequently experienced by growing companies in evolving industries, including market acceptance of our products and services, intense competition and our ability to manage our costs and operating expenses. Further, as our customers adopt our products and services for an increasing number of use cases, we have had to support more complex commercial relationships. We must continue to improve and expand our information technology ("IT"), and financial infrastructure, operating and administrative systems and relationships with various partners and other third parties. In addition, we operate globally, sold subscriptions in more than 50 countries as of January 31, 2023 and have established numerous international subsidiaries. We plan to continue to expand our international operations into other countries in the future, which will place additional demands on our resources and operations. If we do not manage the growth of our business and operations effectively, the quality of our products and services and the efficiency of our operations could suffer. This could impair our ability to attract new customers, retain existing customers and expand their use of our products and services, any of which could adversely affect our brand, business, financial condition and results of operations.

We face intense competition and if we are unable to compete effectively, our business, financial condition and results of operations would be adversely affected.

The database software market in which we operate is competitive and characterized by rapid changes in technology, customer requirements and industry standards and frequent introductions of new products and services. Many established businesses aggressively compete against us and have offerings with functionalities similar to those of our products and services. These competing offerings may also be complementary with ours and customers often deploy our platform alongside a competitor's product.

We primarily compete with established legacy database providers, such as Oracle, IBM and Microsoft, providers of NoSQL database offerings, such as MongoDB, and cloud infrastructure providers with database functionalities, such as Amazon, Microsoft and Google. In the future, other large software and internet companies with substantial resources, customers and brand power may also seek to enter our market.

Many of our existing competitors have, and our potential competitors could have, substantial competitive advantages, such as:

- greater name recognition and brand awareness, longer operating histories and larger customer bases and application developer communities;

- larger sales and marketing budgets and resources;

- broader distribution and established relationships with partners and customers;

- greater professional services and customer support resources;

- greater resources to make acquisitions and enter into strategic partnerships;

- lower labor and research and development costs;

- larger and more mature intellectual property rights portfolios; and

- substantially greater financial, technical and other resources.

If we fail to compete effectively with respect to any of these competitive advantages, we may fail to attract new customers or lose or fail to renew existing customers, which would adversely affect our business, financial condition and results of operations.

We expect competition to increase as other established and emerging companies enter our market, as customer requirements evolve and as new offerings and technologies are introduced. New start-up companies that innovate and competitors that are making significant investments in research and development or that are in adjacent markets may introduce similar or superior offerings and technologies that compete with our offerings. Potential customers may also believe that substitute technologies which have similar functionality or features as our products are sufficient, or they may believe that ancillary solutions that address narrower segments overall are nonetheless adequate for their needs. Our competitors could also introduce new offerings with competitive pricing and performance characteristics or undertake more aggressive marketing campaigns than ours. Further, we have historically elected to make core portions of our source code available on an open source basis to facilitate adoption, as well as collaboration and participation, from our application developer communities. However, we may not be successful in this strategy, and our move toward source-available licensing, as well as the continued availability of our source code, may enable others to compete more effectively against us. Such competitive pressures may adversely affect our financial performance. Further, the market in which we compete has attracted significant investments from a wide range of funding sources, and we anticipate that many of our competitors will continue to be well-capitalized. These investments, along with the other competitive advantages discussed above, may allow our competitors to compete more effectively against us. In addition, conditions in our market could change rapidly and significantly as a result of technological advancements and changing customer preferences and companies with greater financial resources and technical capabilities may be able to respond more quickly to changes that could render our products and services less attractive or obsolete. Additionally, some of our current or potential competitors have made or could make acquisitions of businesses or establish cooperative relationships, among themselves or with others, that may allow them to offer more directly competitive and comprehensive offerings than were previously offered and adapt more quickly to new technologies and customer needs, devote greater resources to the promotion or sale of their products, initiate or withstand substantial price competition, take advantage of other opportunities more readily or develop and expand their offerings more quickly than we do. For all of these reasons, we may not be able to compete successfully against our current or potential competitors. If we are unable to anticipate or effectively react to competitive challenges, our competitive position would weaken, and our business, financial condition and results of operations would be adversely affected.

We may fail to cost-effectively acquire new customers or obtain renewals, upgrades or expansions from our existing customers, which would adversely affect our business, financial condition and results of operations.

Our continued growth depends, in part, on our ability to cost-effectively acquire new customers. Numerous factors, however, may impede our ability to add new customers, including our failure to attract, effectively train, retain and motivate sales and marketing personnel, our failure to develop or expand relationships with our partners, our failure to foster awareness of our platform including through an inability to leverage the Community Edition or free trials of our products and our failure to otherwise expand our relationships with enterprise architects, application developers and other key functions that support them, including operational and technical teams.

Our success also depends, in part, on our existing customers renewing their subscriptions upon the expiration of existing contract terms and our ability to expand our relationships with our existing customers, including broadening their use cases within our products and adopting additional Couchbase products and services. The non-cancelable term of our subscriptions typically ranges from one to three years but may be longer or shorter in limited circumstances. Our customers have no obligation to renew or upgrade their subscriptions, and in the normal course of business, some customers have elected not to renew. In addition, our customers may decide not to renew their subscriptions with a similar contract period or at the same prices or terms or capacity, or may decide to otherwise downgrade their subscriptions. For example, the impact of the macroeconomic environment, including COVID-19, has caused, and may in the future continue to cause, certain customers to request concessions including extended payment terms or better pricing, increased customer churn, a lengthening of our sales cycles with prospective customers, a delay of planned projects or expansions and reduced contract values with certain prospective and existing customers. Our customer retention or our customers' use of our products and services may decline or fluctuate as a result of a number of factors, including our customers' satisfaction with our products and services, our licensing models, the prices, features or perceived value of competing offerings, changes to our offerings or general economic conditions. Our business model entails significant investments in our technology, sales and marketing function and operations ahead of our planned growth. If these efforts fail and our customers do not renew, increase their subscriptions or increase their usage of our offerings, or if they renew their subscriptions on terms less favorable to us or fail to increase adoption of our products and services, our business, financial condition and results of operations would be adversely affected.

Additionally, our success depends, in part, on our determination of which product features to include in our free versus paid versions of our products (which we call the Community Edition and Enterprise Edition, respectively, for our Server and Mobile suite of products) including the timing of when to incorporate Enterprise Edition features into our Community Edition products. Any failure on our part to determine the correct balance and timing may adversely affect our business. Existing or potential customers may determine that the functionality of our free versions is sufficient for their needs and as a result may not convert from the use of our Community Edition or free trials to a paid product or downgrade from our paid products. Further, users of our Enterprise Edition Server and Mobile products may violate our license terms by using our product without paying for a required subscription or by exceeding their subscription entitlements, and we may not always be able to determine when this occurs or enforce our license terms.

In addition, our ability to increase our customer base, in particular, in new industry verticals that we are still growing our presence in, and our ability to achieve broader market acceptance of our products and services in such industries, will depend, in part, on our ability to effectively organize, focus and train our sales and marketing personnel, develop efficient pricing and product strategies and educate the enterprise architects and application developers in such industries about the benefits and features of our products and services. Adapting our products and services and our marketing efforts to target specific industries will require significant resources. If the costs of these sales and marketing efforts and investments do not result in corresponding increases in revenue, our business, financial condition and results of operations may be adversely affected.

The market for our products and services is relatively new and evolving, and our future success depends on the growth and expansion of this market.

The market for our products and services is relatively new and evolving, and it is uncertain whether this market will continue to grow, and even if it does grow, how rapidly it will grow, or whether our products and services will be more widely adopted. For example, many enterprises have invested substantial resources into legacy database solutions and may be reluctant or unwilling to migrate to or invest in alternative solutions. Accordingly, any predictions or forecasts about our future growth, revenue and expenses may not be as accurate as they would be if we had a longer operating history or operated in a more predictable market. Our success will depend, in part, on market acceptance and the widespread adoption of our products and services as an alternative to other offerings and the selection of our products and services over competing offerings that may have similar functionality. Technologies related to database offerings are still evolving and we cannot predict market acceptance of our products and services or the development of other competing offerings based on entirely new technologies. For example, we currently derive and expect to continue to derive a substantial majority of our revenue and cash flows from subscriptions for, and services related to Couchbase Server and Couchbase Mobile. Demand for our platform is affected by a number of factors, many of which are beyond our control, including continued market acceptance by existing customers and potential customers, the ability to expand the product for different use cases, the timing of development and releases of new offerings by our competitors, technological change and the growth or contraction in the market in which we compete. It is possible that customer adoption of our new products, such as Couchbase Capella, may replace a portion of customer spend on our existing products. If the market for database solutions, and for NoSQL database solutions in particular, does not continue to grow as expected, or if we are unable to continue to efficiently and effectively respond to the rapidly evolving trends and meet the demands of our customers, achieve more widespread market awareness and adoption of our products and services or otherwise manage the risks associated with the introduction of new products and services, our competitive position would weaken and our business, financial condition, results of operations and prospects would be adversely affected.

If we fail to innovate in response to changing customer needs, new technologies or other market requirements, our business, financial condition and results of operations could be harmed.

Our ability to attract new customers and expand our relationship with our existing customers depends, in part, on our ability to enhance and improve our products and services, introduce compelling new features and address additional use cases. To grow our business and remain competitive, we must continue to enhance our products and services and develop features that reflect the constantly evolving nature of technology and our customers' needs. Our market is also subject to rapid technological change, evolving industry standards and changing regulations, as well as changing customer needs, requirements and preferences. The success of any new or enhanced product or service features depends on several factors, including our anticipation of market changes and market demand for the enhanced features, timely completion and delivery, adequate quality testing, integration of our products and services with existing technologies and applications and competitive pricing. For example, in October 2021, we announced Couchbase Capella, which permits our customers to deploy their database in Couchbase Capella in an Amazon Web Services environment fully hosted by us. Further, in fiscal 2023, we announced Couchbase Capella's availability on the Google Cloud Platform ("GCP") and Microsoft Azure, as well as launched Couchbase Capella App Services on Amazon Web Services and GCP. As a relatively new product offering, it is uncertain whether Couchbase Capella will be widely adopted or how well it will be received by our existing and potential customers. If our investments in new products and services, including Couchbase Capella, are not successful, our business, financial condition and results of operations would be adversely affected.

In addition, because our products and services are designed to operate with a variety of systems, applications, data and devices, we will need to continuously modify and enhance our products and services to keep pace with changes in such systems. We may not be successful in developing these modifications and enhancements. The addition of features and solutions to our products and services will increase our research and development expenses. Further, the addition of new products, such as Couchbase Capella, will increase our compliance and other expenses, including personnel and security and cloud infrastructure expenses. Any new features that we develop may not be introduced in a timely or cost-effective manner or may not achieve the market acceptance necessary to generate sufficient revenue to justify the related research and development and other related expenses. It is difficult to predict customer adoption of new features. Such uncertainty limits our ability to forecast our future results of operations and subjects us to a number of challenges, including our ability to plan for and model future growth. If we are unable to successfully develop new product features, enhance our existing product features to meet customer requirements, gain market acceptance or otherwise manage the risks associated with the development of new products and features, our business, financial condition and results of operations would be adversely affected. If new technologies emerge that enable others to deliver competitive products and services at lower prices, more efficiently, more conveniently or more securely, such technologies could adversely impact our ability to compete effectively.

Our professional services and training have grown as our subscription revenue has grown. We believe our investment in services facilitates the adoption of our products. As a result, our sales efforts have focused on helping our customers realize the value of our products rather than on the profitability of our services business. In the future, we intend to price our services based on the anticipated cost of those services with the aim of improving the gross profit percentage of our professional services business. If we are unable to manage the growth of our services business and improve our profit margin from these services, our results of operations, including our profit margins, will be harmed.

We have a limited operating history, which makes it difficult to predict our future results of operations.

We were formed in 2011 with the merger of Membase, Inc. and CouchOne, Inc. Since our formation, we have frequently expanded our product features and services and evolved our pricing methodologies. Our limited operating history and our evolving business make it difficult to evaluate our future prospects and the risks and challenges we may encounter. These risks and challenges include our ability to:

• accurately forecast our revenue and plan our expenses;

• increase the number of new customers and retain and expand relationships with existing customers;

• successfully introduce new products and services;

• successfully compete with current and future competitors;

• successfully expand our business in existing markets and enter new markets and geographies;

• anticipate and respond to macroeconomic and technological changes and changes in the markets in which we operate;

• maintain and enhance the value of our reputation and brand;

• maintain and expand our relationships with partners;

• maintain and expand our relationships with enterprise architects, application developers and other key functions that support them;

• successfully execute on our sales and marketing strategies;

• adapt to rapidly evolving trends in the ways consumers interact with technology;

• hire, integrate and retain talented technology, sales, customer service and other personnel; and

• effectively manage rapid growth in our personnel and operations.

If we fail to address the risks and difficulties that we face, including those associated with the challenges listed above as well as those described elsewhere in this "Risk Factors" section, our business, financial condition, results of operations, key business metrics and prospects could be adversely affected. Further, because we have limited historical financial data and operate in a rapidly evolving market, any predictions about our future revenue and expenses may not be as accurate as they would be if we had a longer operating history or operated in a more predictable market. We have encountered in the past, and will encounter in the future, risks and uncertainties frequently experienced by growing companies with limited operating histories in rapidly changing industries. If our assumptions regarding these risks and uncertainties, which we use to plan and operate our business, are incorrect or change, or if we do not address these risks successfully, our results of operations could differ materially from our expectations and our business, financial condition and results of operations could be adversely affected.

Our future results of operations and key business metrics may fluctuate significantly, and if we fail to meet the expectations of analysts or investors, the market price of our common stock and the value of your investment could decline substantially.

Our results of operations and key business metrics may fluctuate from period to period as a result of a number of factors, many of which are outside of our control and may be difficult to predict. Some of the factors that may cause our results of operations and key business metrics to fluctuate from period to period include:

• market acceptance and the level of demand for our products and services, including new products and services we offer;

• the quality and level of our execution of our business strategy and operating plan;

• the effectiveness of our sales and marketing programs;

• the length of our sales cycle, including the timing of renewals;

• our ability to attract new customers, particularly large enterprises;

• our ability to retain customers and expand their adoption of our products and services, particularly our largest customers;

• our ability to successfully expand internationally and penetrate key markets;

- our failure to maintain the level of service uptime and performance required by our customers with certain of our products;

- technological changes and the timing and success of new or enhanced product features by us or our competitors or any other change in the competitive landscape of our market;

- our product mix and the revenue recognition related to such products;

- changes in the average contract term or the timing of revenue recognition, any of which may impact implied growth rates;

- changes to our packaging and licensing models, which may impact the timing and amount of revenue recognized;

- increases in and the timing of operating expenses that we may incur to grow our operations and to remain competitive;

- pricing pressure as a result of competition or otherwise;

- seasonal buying patterns;

- delays in our sales cycles, decreases in sales to new customers and reductions in upselling and cross-selling to existing customers due to macroeconomic conditions;

- the implementation of cost-saving activities as a result of macroeconomic conditions;

- the impact and costs, including those with respect to integration, related to the acquisition of businesses, talent, technologies or intellectual property rights;

- our inability to enforce our licenses associated with our products;

- our ability to successfully hire and retain employees and key members of our management team;

- changes in the legislative or regulatory environment;

- adverse litigation judgments, settlements or other litigation-related costs; and

- general economic conditions in either domestic or international markets, including geopolitical uncertainty and instability, as well as the effects of foreign exchange fluctuations.

Any one or more of the factors above may result in significant fluctuations in our results of operations. We also intend to continue to invest significantly to grow our business in the near future. In addition, we generally experience seasonality based on when we enter into agreements with customers, and our quarterly results of operations generally fluctuate from quarter to quarter depending on customer buying habits. This seasonality is reflected to a lesser extent, and sometimes is not immediately apparent, in revenue, due to the fact that a substantial portion of our subscription revenue is recognized ratably over the term of the subscription, which typically ranges from one to three years. We expect that seasonality will continue to affect our results of operations in the future. The variability of our results of operations or other operating estimates could result in our failure to meet our expectations or those of securities analysts or investors. If we fail to meet or exceed such expectations for these or any other reasons, the market price of our common stock could decline, and we could face costly lawsuits, including securities class action suits.

We recognize a significant portion of revenue from subscriptions over the term of the relevant subscription period, and as a result, downturns or upturns in sales are not immediately reflected in full in our results of operations.

Subscription revenue accounts for a significant portion of our revenue, comprising 92%, 94% and 94% of total revenue for fiscal 2023, 2022 and 2021, respectively. Sales of new or renewal subscriptions may decline and fluctuate as a result of a number of factors, including customers' level of satisfaction with our products, the prices of our products, the prices of competitors' products and reductions in our customers' spending levels or fluctuations in customer usage of consumption-based offerings. If our sales of new or renewal subscription contracts decline or if consumption-based customers consume Couchbase Capella at a slower rate than expected, our total revenue and revenue growth rate may decline and our business will suffer.

Under most of our contracts, we recognize a portion of subscription revenue upon transfer of the software license to the customer and the larger remainder of the transaction price ratably over the term of the arrangement. See Note 2 to our consolidated financial statements included elsewhere in this Annual Report on Form 10-K for more information. As we significantly rely on subscription revenue, a significant portion of the revenue that we report in each period will be derived from the recognition of deferred revenue relating to agreements entered into in prior periods. Consequently, a decline in new sales or renewals in any one period may not be immediately reflected in our results of operations for such period. Any such decline, however, would be reflected in future periods. Accordingly, the effect of significant downturns in sales and market acceptance of and demand for our products and changes in our rate of renewals or customer churn may not be fully reflected in our results of operations until future periods. Our subscription-based products also make it difficult to rapidly increase our revenue through additional sales in any period, as a significant portion of such revenue from customers will be recognized over the term of the applicable agreement.

Further, we intend to increase our investment in research and development, sales and marketing and general and administrative functions and other areas to grow our business. These costs are generally expensed as incurred, as compared to our revenue, of which a significant portion is recognized ratably in future periods. We may recognize the costs associated with such increased investments earlier than some of the anticipated benefits and the return on these investments may be lower, or may develop more slowly, than we expect, which could adversely affect our financial condition and results of operations.

We depend on our sales force, and we may fail to attract, retain, motivate or train our sales force, which could adversely affect our business, financial condition and results of operations.

We depend on our sales force to obtain new customers and to drive additional sales to existing customers by selling them new subscriptions and expanding the value of their existing subscriptions. We believe that there is significant competition for sales personnel, including sales representatives, sales managers and sales engineers, with the skills and technical knowledge that we require. Our ability to achieve revenue growth will depend, in part, on our decision to hire and succeed in recruiting, training and retaining sufficient numbers of sales personnel to support our growth. Our hiring, training and retention efforts have been, and may further be, hindered as a result of the intense competition for talent. New hires require significant training and may take significant time before they achieve full productivity, and our remote and online onboarding and training processes may be less effective than in-person training and take longer. Further, hiring sales personnel in new countries requires additional set up and upfront costs that we may not recover if the sales personnel fail to achieve full productivity. If we are unable to attract, retain, motivate and train sufficient numbers of effective sales personnel, our sales personnel do not reach significant levels of productivity in a timely manner or our sales personnel are not successful in bringing potential customers into the pipeline, converting them into new customers or increasing sales to our existing customer base, our business, financial condition and results of operations would be adversely affected.

Our sales strategy to target larger enterprises involves risks that may not be present or that are present to a lesser extent with respect to smaller enterprises, such as long and unpredictable sales cycles and sales efforts that require considerable time and expense, particularly in the current macroeconomic environment.

Sales to large customers involve risks that may not be present or that are present to a lesser extent with sales to smaller customers, such as longer sales cycles, more complex customer requirements, substantial upfront sales costs and less predictability in completing some of our sales. These risks may be enhanced in the current macroeconomic environment. For example, large customers may require considerable time to evaluate and test our products and services prior to making a purchase decision. They may also need to build and test the applications to be used with our products prior to a sale, which also lengthens and introduces additional uncertainty and risk to the sales process. A number of factors influence the length and variability of our sales cycles, including the need to educate potential customers about the uses and benefits of our products and services, the discretionary nature of purchasing and budget cycles and the competitive nature of evaluation and purchasing approval processes. As a result, the length of our sales cycles, from identification of the opportunity to deal closure, may vary significantly from customer to customer, with sales to large enterprises typically taking longer to complete. Large customer sales have, in some cases, occurred in periods subsequent to those we anticipated, or have not occurred at all. The loss or delay of one or more large transactions in a period could affect our cash flows and results of operations for that fiscal period and for future periods.

Moreover, large customers often require proof of concept deployments, free trials or begin to deploy our products on a limited basis but nevertheless negotiate pricing discounts, which all increase our upfront investment in the sales effort with no guarantee that sales to these customers will justify our substantial upfront investment. If we fail to effectively manage risks associated with sales cycles and sales to large customers, our business, financial condition and results of operations could be adversely affected.

If we are not able to maintain and enhance our brand, especially among enterprise architects, application developers and other key functions that support them, our business and results of operations may be adversely affected.

We believe that maintaining and enhancing our brand and our reputation as a leader in the market for database solutions is critical to our relationship with our existing customers and partners and our ability to attract new customers and partners. The successful promotion of our brand will depend on a number of factors, including our marketing efforts, our ability to foster awareness among enterprise architects, application developers and other key functions that support them, our ability to continue to develop high-quality products and services, our ability to successfully differentiate our products and services from those of our competitors, our ability to maintain the reputation of our products and services for data security and our ability to obtain, maintain, protect, defend and enforce our intellectual property and proprietary rights. Our brand promotion activities may not be successful or yield increased revenue. In addition, independent industry analysts often provide reports of our products and services, as well as the offerings of our competitors, and perception of our products and services in the marketplace may be significantly influenced by these reports. If these reports are negative, or less positive as compared to those of our competitors, our reputation and brand may be adversely affected. Additionally, the performance of our partners may affect our reputation and brand if customers do not have a positive experience with our partners.

Our registered or unregistered trademarks or trade names may be challenged, infringed, circumvented or declared generic or determined to be infringing on other marks and our competitors may adopt trade names or trademarks similar to ours leading to market confusion. If we are otherwise unable to establish name recognition based on our trademarks and trade names, then we may not be able to compete effectively and our business may be adversely affected. The maintenance and promotion of our brand requires us to make substantial expenditures, and we anticipate that the expenditures will increase as our market becomes more competitive, we expand into new geographies and markets and more sales are generated through our partners. Our brand promotion activities may not generate customer awareness or yield increased revenue, and even if they do, any increase in revenue from such brand promotion initiatives may not offset the increased expenses we incur. If we do not successfully maintain and enhance our reputation and brand, we may have reduced pricing power relative to our competitors, we could lose customers or we could fail to attract potential customers or expand sales to our existing customers, all of which could materially and adversely affect our business, financial condition and results of operations.

Our business could be adversely affected by economic downturns.

Prolonged economic uncertainties or downturns could adversely affect our business, financial condition and results of operations and key business metrics. Negative conditions in the general economy in either the United States or abroad, including inflation and rising interest rate concerns, conditions resulting from financial and credit market fluctuations, changes in economic policy, trade uncertainty including changes in tariffs, sanctions, international treaties and other trade restrictions, the occurrence of a natural disaster or global public health crisis such as the COVID-19 pandemic or armed conflicts, could continue to cause a decrease in corporate spending on IT offerings in general and negatively affect the growth of our business.

These conditions could make it extremely difficult for our customers and us to forecast and plan future business activities accurately and could cause our customers to reevaluate their decision to purchase our products and services, which could delay and lengthen our sales cycles or result in cancellations of planned purchases. Further, during challenging economic times, our customers may face issues in gaining timely access to sufficient credit, which could result in an impairment of their ability to make timely payments to us, if at all. If that were to occur, we may be required to increase our allowance for doubtful accounts, which would adversely affect our results of operations.

A substantial downturn in any of the industries in which our customers operate may cause firms to react to worsening conditions by reducing their capital expenditures in general or by specifically reducing their spending on IT offerings. Customers in these industries may delay or cancel projects or seek to lower their costs by renegotiating vendor contracts. To the extent subscriptions to our products or expenditures on our services are perceived by existing customers or potential customers to be discretionary, our revenue may be disproportionately affected by delays or reductions in general IT spending.

We cannot predict the timing, strength or duration of any economic slowdown, instability or recovery, generally or within any particular industry or geography. Any economic downturns of the general economy or industries in which we operate would adversely affect our business, financial condition and results of operations.

Real or perceived errors, failures or bugs in our products or interruptions or performance problems associated with our technology and infrastructure could adversely affect our growth prospects, business, financial condition and results of operations.

Our products are complex, and therefore, undetected errors, failures or bugs have occurred in the past and may occur in the future. Our products are used in IT environments with different operating systems, system management software, applications, devices, databases, servers, storage, middleware, custom and third-party applications and equipment and networking configurations, which may cause errors or failures in the IT environment into which our products are deployed. This diversity increases the likelihood of errors or failures in those IT environments. Despite testing by us, real or perceived errors, failures or bugs in our customer solutions, software or technology or the technology or software we license from third parties, including open source software, may not be found until our customers use our products. Real or perceived errors, failures or bugs in our products could result in negative publicity, security related incidents such as data breaches, data loss, unavailability or corruption, loss of or delay in market acceptance of our products, harm to our brand, weakening of our competitive position or complaints or claims by customers for losses sustained by them or our failure to meet the stated service level commitments in our customer agreements. In such an event, we may be required, or may choose, for customer relations or other reasons, to expend significant additional resources in order to help correct the problem. Any errors, failures or bugs in our products could impair our ability to attract new customers, retain existing customers or expand their use of our products, any of which could adversely affect our business, financial condition and results of operations.

For certain of our products, our success depends, in part, on the ability of our existing customers and potential customers to access such products at any time and within an acceptable amount of time. We may experience service disruptions, outages and other performance problems due to a variety of factors, including infrastructure changes or failures, human or software errors, malicious acts, terrorism, denial of service attacks or other security related incidents or capacity constraints. Capacity constraints could be due to a number of potential causes including technical failures, natural disasters, fraud or security attacks. In some instances, we may not be able to identify or remedy the cause or causes of these performance problems within an acceptable period of time. It may become increasingly difficult to maintain and improve our performance, especially during peak usage times and as our products and customer implementations become more complex. If our products are unavailable or if our customers are unable to access our products within a reasonable amount of time or at all, or if other performance problems occur, we may experience a loss of customers, lost or delayed market acceptance of our platform and services, delays in payment to us by customers, injury to our reputation and brand, legal claims against us and the diversion of our resources. The foregoing risks associated with any outage or service disruptions are magnified by the fact that our platform is typically used by our customers to support mission-critical applications. In addition, to the extent that we do not effectively address capacity constraints, upgrade our systems as needed and continually develop our technology and network architecture to accommodate actual and anticipated changes in technology, our business, financial condition and results of operations could be adversely affected.

Some of our customer contracts contain service level commitments, which contain specifications regarding response times for support, performance of our products and availability of our services. Any failure of or disruption to our infrastructure could impact the performance of our products and the availability of services to customers. If we are unable to meet our stated service level commitments or if we suffer extended periods of poor performance or unavailability of our products or services, we may be contractually obligated to provide affected customers with service credits for future subscriptions. In certain cases, we may face contract termination with refunds of prepaid amounts related to unused subscriptions. If we suffer performance issues or downtime that exceeds the service level commitments under our contracts with our customers, our business, financial condition and results of operations could be adversely affected.

Our ability to maintain and increase sales with our existing customers depends, in part, on the quality of our customer support, and our failure to offer high-quality support would harm our reputation and adversely affect our business and results of operations.

Our customers sometimes depend on our technical support services to resolve issues relating to our products. Our ability to provide effective support is vital to our business as our products are often utilized by our customers for mission-critical applications and are often integrated with and dependent on other core technologies, which factors also increase the complexity and challenge of providing support. If we do not succeed in helping our customers quickly resolve issues or provide effective ongoing education related to our products, our reputation could be harmed, and our existing customers may not renew or expand their use of our products. To the extent that we are unsuccessful in hiring, training and retaining adequate customer support personnel, our ability to provide adequate and timely support to our customers and our customers' satisfaction with our products, would be adversely affected. Our failure to provide and maintain high-quality customer support would harm our reputation and brand and adversely affect our business, financial condition and results of operations.

Our international operations and planned continued international expansion subject us to additional costs and risks, which could adversely affect our business, financial condition and results of operations.

Our continued success and our growth strategy depend, in part, on our planned continued international expansion. We are continuing to adapt to and develop strategies to address international markets, but such efforts may not be successful.

Additionally, our international sales and operations are subject to a number of risks, including, without limitation:

- greater difficulty in enforcing contracts and managing collections in countries where our recourse may be more limited, as well as longer collection periods;

- higher costs of doing business internationally, including costs incurred in establishing and maintaining office space and equipment for our international operations;

- differing labor regulations, especially in the European Union ("EU") where labor laws may be and often are more favorable to employees;

- challenges inherent to efficiently recruiting and retaining talented and capable employees in foreign countries and maintaining our company culture and employee programs across all of our offices;

- fluctuations in exchange rates between the U.S. Dollar and foreign currencies in markets where we do business;

- management communication and integration problems resulting from language and cultural differences and geographic dispersion;

- costs associated with language localization of our products and services;

- risks associated with trade restrictions and foreign legal requirements, including any importation, certification and localization of our products and services that may be required in foreign countries;

- greater risk of unexpected changes in regulatory requirements, tariffs and tax laws, trade laws, export quotas, customs duties, treaties and other trade restrictions;

- costs of compliance with foreign laws and regulations and the risks and costs of non-compliance with such laws and regulations, including, but not limited to laws and regulations governing our corporate governance, product licenses, data privacy, data protection and data security regulations, particularly in the EU;

- compliance with anti-bribery laws, including, without limitation, the U.S. Foreign Corrupt Practices Act of 1977, as amended (the "FCPA"), the U.S. Travel Act and the United Kingdom Bribery Act 2010, violations of which could lead to significant fines, penalties and collateral consequences for us;

- risks relating to the implementation of exchange controls, including restrictions promulgated by the Office of Foreign Assets Control ("OFAC") and other similar trade protection regulations and measures;

- heightened risk of unfair or corrupt business practices in certain geographies and of improper or fraudulent sales arrangements that may impact our financial condition and result in restatements of, or irregularities in, financial statements;

- the uncertainty of protection for intellectual property rights in some countries, particularly, those countries where we operate through a professional employer organization and do not have a direct contractual relationship with our service providers in such countries;

- exposure to regional or global public health issues, such as the outbreak of the COVID-19 pandemic, and to travel restrictions and other measures undertaken by governments in response to such issues;

- general economic and political conditions in these foreign markets, including inflation concerns and rising interest rates and political and economic instability in some countries, such as the significant military action against Ukraine launched by Russia and any related political or economic response and counter responses or otherwise by various global actors or general effect on the global economy;

- foreign exchange controls or tax regulations that might prevent us from repatriating cash earned outside the United States; and

- double taxation of our international earnings and potentially adverse tax consequences due to changes in the tax laws of the United States or the foreign jurisdictions in which we operate.

If we are unable to address these difficulties and challenges or other problems encountered in connection with our international operations and expansion, we might incur unanticipated liabilities or we might otherwise suffer harm to our business generally. Some of our business partners also have international operations and are subject to the risks described above. These and other factors could harm our ability to generate revenue outside of the United States and, consequently, adversely affect our business, financial condition and results of operations.

In addition, compliance with laws and regulations applicable to our international operations increases our cost of doing business in foreign jurisdictions. We may be unable to keep current with changes in foreign government requirements and laws as they change from time to time. Failure to comply with these laws and regulations could have adverse effects on our business. In many foreign countries it is common for others to engage in business practices that are prohibited by our internal policies and procedures or U.S. regulations applicable to us. Although we have implemented policies and procedures designed to ensure compliance with these laws and policies, there can be no assurance that all of our employees, contractors, partners and third-party service providers will comply with these laws and policies. Violations of laws or key control policies by our employees, contractors, partners or third-party service providers could result in delays in revenue recognition, financial reporting misstatements, fines, penalties or the prohibition of the importation or exportation of our products and services and could have an adverse effect on our business, financial condition and results of operations.

We face fluctuations in currency exchange rates, which could adversely affect our financial condition and results of operations.

To the extent we continue to expand internationally, we will become more exposed to fluctuations in currency exchange rates. The strengthening of the U.S. Dollar relative to foreign currencies increases the real cost of our products and services for our customers outside of the United States, which could lead to the lengthening of our sales cycles or reduced demand for our products and services. Additionally, increased international sales may result in foreign currency denominated sales, increasing our foreign currency risk. Moreover, such continued expansion would increase operating expenses incurred outside the United States and denominated in foreign currencies. If we are not able to successfully hedge against the risks associated with currency fluctuations, our financial condition and results of operations could be adversely affected. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedging transactions may be limited and we may not be able to successfully hedge our exposure, which could adversely affect our financial condition and results of operations.

We track certain key business metrics with internal systems and tools and do not independently verify such metrics. Certain of these metrics are subject to inherent challenges in measurement, and any real or perceived inaccuracies in such metrics may adversely affect our business and reputation.

We track certain metrics, including ARR, dollar-based net retention rate and number of customers, with internal systems and tools that are not independently verified by any third party, and which may differ from estimates or similar metrics published by third parties due to differences in sources, methodologies or the assumptions on which we rely. Our internal systems and tools have a number of limitations, and our methodologies for tracking these metrics may change over time, which could result in unexpected changes to our metrics, including the metrics we publicly disclose. In addition, our ARR and dollar-based net retention rate calculations assume our customers will renew unless we receive notification of non-renewal and are no longer in negotiations prior to a measurement date, and will not increase or reduce, their subscriptions for our platform and services. If these assumptions prove to be incorrect, our actual ARR and dollar-based net retention rate may differ significantly from the metrics presented in this Annual Report on Form 10-K. If the internal systems and tools we use to track these metrics undercount or overcount performance or contain algorithmic or other technical errors, the data we report may not be accurate. While these numbers are based on what we believe to be reasonable estimates of our metrics for the applicable period of measurement, there are inherent challenges in measuring these metrics. Limitations or errors with respect to how we measure data or with respect to the data that we measure may affect our understanding of certain details of our business, which could affect our long-term strategies. If our key business metrics are not accurate representations of our business, if investors do not perceive our key business metrics to be accurate or if we discover material inaccuracies with respect to these figures, we expect that our business, reputation, financial condition and results of operations would be adversely affected.

We depend on our management team and other highly skilled personnel, and we may fail to attract, retain, motivate or integrate highly skilled personnel, which could adversely affect our business, financial condition and results of operations.

We depend on the continued contributions of our management team, key employees and other highly skilled personnel. Our management team and key employees are at-will employees, which means they may terminate their relationship with us at any time. We are also substantially dependent on the continued service of our existing engineering personnel because of the complexity of our products. The competition for top management, engineering talent and other highly skilled personnel is high, and the loss of the services of any of our key personnel or delays in hiring required personnel, particularly within our research and development and engineering organizations, could adversely affect our business, financial condition and results of operations.

Our future success also depends, in part, on our ability to continue to attract and retain highly skilled personnel. Competition for these personnel in the San Francisco Bay Area, where our headquarters are located, and in other locations, is intense, and the industry in which we operate is generally characterized by significant competition for skilled personnel as well as high employee attrition. In addition, the recent move by companies to offer a remote or hybrid work environment may increase competition for employees outside of our traditional office locations. Employee turnover rates and inflationary pressures in the labor market have increased and may continue to be elevated compared to historic levels, which may lead to increased recruiting, training and retention costs.

We may not be successful in attracting, retaining, training or motivating qualified personnel to fulfill our current or future needs. In particular, many of our roles require highly-specialized skill sets that are harder to recruit for and the individuals with such skills sets are particularly sought after by larger technology companies that are able to offer compensation packages that we may not be able to compete with. If we do not succeed in attracting well-qualified employees, retaining and motivating existing employees or maintaining our corporate culture in a hybrid or remote work environment, our business would be adversely affected.

Additionally, the former employers of our new employees may attempt to assert that our new employees or we have breached their legal obligations, which may be time-consuming, distracting to management and may divert our resources. Current and potential personnel also often consider the value of equity awards they receive in connection with their employment, and to the extent the perceived value of our equity awards declines relative to those of our competitors, our ability to attract and retain highly skilled personnel may be harmed. If we fail to attract and integrate new personnel or retain and motivate our current personnel, our business, financial condition and results of operations could be adversely affected.

Our company culture has contributed to our success and if we cannot maintain this culture as we grow, our business could be harmed.

We believe that our company culture, which promotes being valued and creating value, has been critical to our success. We face a number of challenges that may affect our ability to sustain our corporate culture, including:

- failure to identify, attract, reward and retain people in leadership positions in our organization who share and further our culture, values and mission;

- the increasing size and geographic diversity of our workforce;

- the continued challenges of a rapidly-evolving industry; and

- the integration of new personnel and businesses from acquisitions.

If we are not able to maintain our culture, our business, financial condition and results of operations could be adversely affected.

We may require additional capital, which may not be available on terms acceptable to us, or at all.

Historically, we have funded our operations and capital expenditures primarily through equity issuances, debt instruments and cash generated from our operations. To support our growing business, we must have sufficient capital to continue to make significant investments in our products and services. If we raise additional funds through the issuance of equity, equity-linked or debt securities, those securities may have rights, preferences or privileges senior to those of our common stock, and our existing stockholders may experience dilution. Any debt financing secured by us in the future could involve restrictive covenants relating to our capital-raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities.

We evaluate financing opportunities from time to time, and our ability to obtain financing will depend on, among other things, our development efforts, business plans and operating performance and the condition of the capital markets at the time we seek financing. We cannot be certain that additional financing will be available to us on favorable terms, or at all. If we are unable to obtain adequate financing or financing on terms satisfactory to us, when we require it, our ability to continue to support our business growth and to respond to business challenges could be significantly limited and our business, financial condition and results of operations could be adversely affected.

Our debt obligations could materially and adversely affect our business, financial condition or results of operations.

We maintain a $40.0 million revolving line of credit with the former Silicon Valley Bank (the "Credit Facility"). Our ability to pay interest and repay the principal for any indebtedness is dependent upon our ability to manage our business operations, generate sufficient cash flows to service such debt and the other factors discussed in this "Risk Factors" section. There can be no assurance that we will be able to manage any of these risks successfully.

In the event we draw on the revolving line of credit or otherwise incur indebtedness, our debt obligations could adversely impact us. For example, these obligations could:

- require us to use a large portion of our cash flow to pay principal and interest on debt, which will reduce the amount of cash flow available to fund working capital, capital expenditures, acquisitions, research and development expenditures and other business activities;

- limit our future ability to raise funds for capital expenditures, strategic acquisitions or business opportunities, research and development and other general corporate requirements;

- restrict our ability to incur additional indebtedness and to create or incur certain liens;

- increase our vulnerability to adverse economic and industry conditions; and

- increase our exposure to interest rate risk from variable rate indebtedness.

We may also need to refinance a portion of any outstanding indebtedness as it matures. For instance, our Credit Facility matures in January 2024. There is a risk that we may not be able to refinance existing debt or that the terms of any refinancing may not be as favorable as the terms of our prior indebtedness. Furthermore, if prevailing interest rates or other factors at the time of refinancing result in higher interest rates upon refinancing, then the interest expense relating to that refinanced indebtedness would increase.

Silicon Valley Bank was closed on March 10, 2023 by the California Department of Financial Protection and Innovation, which appointed the Federal Deposit Insurance Corporation ("FDIC") as receiver, and on March 26, 2023, the FDIC announced that it had entered into a purchase and assumption agreement for all deposits and loans of Silicon Valley Bridge Bank, N.A. ("SVBB") by First Citizens Bank & Trust Company, Raleigh, North Carolina. While SVBB has assured holders of credit facilities that they intend to honor these facilities, our Credit Facility may not be available in all or in part in the near future.

We may be unable to make acquisitions and investments or successfully integrate acquired companies and assets into our business, and our acquisitions and investments may not meet our expectations, any of which could adversely affect our business, financial condition and results of operations.

We may in the future acquire or invest in businesses, offerings, technologies or talent that we believe could complement or expand our products and services, enhance our technical capabilities or otherwise offer growth opportunities. However, we may not be able to fully realize the anticipated benefits of such acquisitions or investments. Further, the pursuit of potential acquisitions may divert the attention of management and cause us to incur significant expenses related to identifying, investigating and pursuing suitable acquisitions, whether or not they are consummated.

There are inherent risks in integrating and managing acquisitions. If we acquire additional businesses, we may not be able to assimilate or integrate the acquired personnel, operations, solutions and technologies successfully, or effectively manage the combined business following the acquisition. We also may not achieve the anticipated benefits or synergies from the acquired business due to a number of factors, including, without limitation:

- unanticipated costs or liabilities associated with the acquisition, including claims related to the acquired company, its offerings or technology;

- incurrence of acquisition-related expenses, which would be recognized as a current period expense;

- inability to generate sufficient revenue to offset acquisition or investment costs;

- inability to maintain relationships with customers and partners of the acquired business;

- challenges with incorporating acquired technology and rights into our products and services and maintaining quality and security standards consistent with our brand;

- inability to identify security vulnerabilities in acquired technology prior to integration with our technology and products and services;

- inability to achieve anticipated synergies or unanticipated difficulty with integration into our corporate culture;

- delays in customer purchases due to uncertainty related to any acquisition;

- the need to integrate or implement additional controls, procedures and policies;

- challenges caused by distance, language and cultural differences;

- harm to our existing business relationships with partners and customers as a result of the acquisition;

- potential loss of key employees;

- use of resources that are needed in other parts of our business and diversion of management and employee resources;

- inability to recognize acquired deferred revenue in accordance with our revenue recognition policies; and

- use of substantial portions of our available cash or the incurrence of debt to consummate the acquisition.

Acquisitions also increase the risk of unforeseen legal liability, including for potential violations of applicable law or industry rules and regulations, arising from prior or ongoing acts or omissions by the acquired businesses that are not discovered by due diligence during the acquisition process. We may have to pay cash, incur debt or issue equity or equity-linked securities to pay for any future acquisitions, each of which could adversely affect our financial condition or the market price of our common stock. The sale of equity or issuance of equity-linked debt to finance any future acquisitions could result in dilution to our stockholders. The use of cash to finance any future acquisitions may limit other potential uses of our cash, including the retirement of outstanding indebtedness. The incurrence of indebtedness would result in increased fixed obligations and could also include covenants or other restrictions that would impede our ability to manage our operations. We may have to delay or forego a substantial acquisition if we cannot obtain the necessary financing to complete such acquisition in a timely manner or on favorable terms. Any of the foregoing could adversely affect our business, financial condition and results of operations.

Our business could be adversely affected by pandemics, natural disasters, political crises or other unexpected events.

A significant natural disaster, such as an earthquake, fire, hurricane, tornado or flood, or a significant power outage or telecommunications failure, could disrupt our operations, mobile networks, the internet or the operations of our third-party service and technology providers. In particular, our corporate headquarters are located in the San Francisco Bay Area, a region known for seismic activity and wildfires. In addition, any unforeseen public health crises, such as the COVID-19 pandemic, political crises, such as terrorist attacks, war and other political instability or other catastrophic events, whether in the United States or abroad, including the significant military action against Ukraine launched by Russia and any related political or economic response and counter responses or otherwise by various global actors or general effect on the global economy, can continue to adversely affect our operations or the economy as a whole. The impact of any natural disaster, act of terrorism or other disruption to us or our third-party providers' abilities could result in decreased demand for our products and services or a delay in the provision of our products and services or could negatively impact consumer and business spending in the impacted regions or globally depending on the severity, any of which would adversely affect our business, financial condition and results of operations. All of the aforementioned risks would be further increased if our disaster recovery plans prove to be inadequate.

Risks Related to Our Dependence on Third Parties

If we are unable to maintain successful relationships with our partners, our business, financial condition and results of operations could be harmed.

We employ a go-to-market business model whereby a portion of our revenue is generated by sales through or with our partners, including CSPs, independent software vendors, systems integrators, technology partners, original equipment manufacturers, marketplaces, managed service providers and resellers, that further expand the reach of our direct sales force into additional geographies, sectors, industries and channels. We have entered, and intend to continue to enter, into reseller relationships in certain international markets where we do not have a local presence. We provide certain partners with specific training and programs to assist them in selling our products and services, but these steps may prove ineffective, and restrictions on travel and other limitations as a result of the COVID-19 pandemic or other causes may undermine our efforts to provide training and build relationships. In addition, if our partners are unsuccessful in marketing and selling our products and services, it would limit our planned expansion into certain geographies, sectors, industries and channels. If we are unable to develop and maintain effective sales incentive programs for our partners, we may not be able to successfully incentivize these partners to sell our products and services to customers.

Some of our partners may also market, sell and support offerings that are competitive with ours, may devote more resources to the marketing, sales and support of such competitive offerings, may have incentives to promote our competitors' offerings to the detriment of our own or may cease selling our products and services altogether. Our partners could also subject us to lawsuits, potential liability and reputational harm if, for example, any of our partners misrepresents the functionality of our products and services to customers, violate laws or violate our or their corporate policies. Our ability to achieve revenue growth in the future will depend, in part, on our success in maintaining successful relationships with our partners, identifying additional partners and training our partners to independently sell our products and services. If our partners are unsuccessful in selling our products and services, or if we are unable to enter into arrangements with or retain a sufficient number of high-quality partners in the regions in which we sell our products and services and keep them motivated to sell our products and services, our business, financial condition, results of operations and growth prospects could be adversely affected.

We rely on third-party service providers for many aspects of our business, and any failure to maintain these relationships could harm our business.

Our success depends, in part, on our relationships with third-party service providers, including providers of cloud hosting infrastructure, customer relationship management systems, financial reporting systems, human resource management systems, credit card processing platforms, marketing automation systems, payroll processing systems and data centers, among others. In particular, cloud hosting infrastructure is becoming increasingly important as customers adopt Couchbase Capella. If any of these third parties experience difficulty meeting our requirements or standards, become unavailable due to extended outages or interruptions, temporarily or permanently cease operations, face financial distress or other business disruptions or increase their fees, or if our relationships with any of these providers deteriorate or if any of the agreements we have entered into with such third parties are terminated or not renewed without adequate transition arrangements, we could suffer increased costs and delays in our ability to provide customers with our products and services, our ability to manage our finances could be interrupted, receipt of payments from customers may be delayed, our processes for managing sales of our offerings could be impaired, our ability to generate and manage sales leads could be weakened or our business operations could be disrupted. Any of such disruptions may adversely affect our business, financial condition, results of operations or cash flows until we replace such providers or develop replacement technology or operations. In addition, if we are unsuccessful in identifying high-quality service providers, negotiating cost-effective relationships with them or effectively managing these relationships, our business, financial condition and results of operations could be adversely affected. These risks may be heightened as a result of the fully hosted functionality of Couchbase Capella, which has been available since October 2021.

Certain estimates and information we refer to publicly are based on information from third-party sources and we do not independently verify the accuracy or completeness of the data contained in such sources or the methodologies for collecting such data, and any real or perceived inaccuracies in such estimates and information may harm our reputation and adversely affect our business.

Certain estimates and information we refer to publicly, including general expectations concerning our industry and the market in which we operate and market size, are based to some extent on information provided by third-party providers. This information involves a number of assumptions and limitations, and although we believe the information from such third-party sources is reliable, we have not independently verified the accuracy or completeness of the data contained in such third-party sources or the methodologies for collecting such data. If there are any limitations or errors with respect to such data or methodologies, or if investors do not perceive such data or methodologies to be accurate, or if we discover material inaccuracies with respect to such data or methodologies, our reputation, financial condition and results of operations could be adversely affected.

Risks Related to Our Open Source and Intellectual Property

Our use of third-party open source software in our solutions, the availability of core portions of our source code on an open source basis and contributions to our open source projects could negatively affect our ability to sell our products and provide our services, subject us to possible litigation and allow third parties to access and use software and technology that we use in our business, all of which could adversely affect our business and results of operations.

Our products include software that is licensed to us by third parties under "open source" licenses. Use and distribution of open source software may entail greater risks than use of third-party commercial software, because open source projects may have vulnerabilities and architectural instabilities, and also because open source licensors generally provide their software on an "as-is" basis and do not provide support, warranties, indemnification or other contractual protections regarding infringement claims or the quality of the code. We have historically elected to make core portions of our source code available on an open source basis to facilitate adoption as well as collaboration and participation from our application developer communities. However, we may not be successful in this strategy, and our move toward source-available licensing, as well as the continued availability of our source code, may enable others to compete more effectively against us. In addition, the public availability of the source code for such software may make it easier for others to compromise our products. We expect to continue to incorporate such open source software in our products and allow core portions of our source code to be available on an open source or source-available basis in the future.

Although most of our code is developed in-house, we also receive a limited amount of contributions from our open source developer communities. We require third parties who provide contributions to us to assign ownership of all intellectual property rights in their contributions to us, or provide us with a perpetual license to their works, and represent that their contributions are original works and that they are entitled to assign or license these rights to us. However, we cannot be sure that we can use all contributions without obtaining additional licenses from third parties, and may be subject to intellectual property infringement or misappropriation claims as a result of our use of these contributions.

Some open source licenses contain requirements that we make available source code for modifications or derivative works we create based upon the type of open source software we use, or grant other licenses to our intellectual property. We seek to ensure that our closed-source proprietary software is not combined with, and does not incorporate, open source software in ways that would require the release of the source code of our closed-source proprietary software to the public. However, we cannot ensure that we have not incorporated additional open source software in our software in a manner that is inconsistent with the terms of the applicable license or our current policies and procedures. If we fail to comply with the terms of these licenses or otherwise combine our closed-source proprietary software with open source software in a certain manner, we could, under certain open source licenses, be required to release the source code of our closed-source proprietary software to the public at no cost, make available source code for modifications or derivative works we create based upon, incorporating or using the open source software and license such modifications or derivative works under the terms of applicable open source licenses. This would allow our competitors to create similar offerings with lower development effort and time and ultimately could result in a loss of our competitive advantages. Additionally, if an author or other third party that distributes such open source software were to allege that we had not complied with the conditions of one or more of these licenses, we could be required to incur significant legal expenses defending against such allegations and could be subject to significant damages, enjoined from the sale of our products that contained the open source software and required to comply with onerous conditions or restrictions on these products, which could disrupt the distribution and sale of these products. Alternatively, to avoid the public release of the affected portions of our source code, we could be required to expend substantial time and resources to re-engineer some or all of our software which may divert resources away from our product development efforts and, as a result, adversely affect our business.

Although we monitor our use of open source software to avoid subjecting our products to conditions we do not intend, the terms of many open source licenses have not been interpreted by U.S. or foreign courts, and there is a risk that these licenses could be construed in a way that could impose unanticipated conditions or restrictions on our ability to provide or distribute our products. From time to time, there have been claims challenging the ownership of open source software against companies that incorporate open source software into their products, and the licensors of such open source software provide no warranties or indemnities with respect to such claims. As a result, we and our customers could be subject to lawsuits by parties claiming ownership of what we believe to be open source software. Moreover, we cannot ensure that our processes for controlling our use of open source software in our products will be effective. If we are held to have breached or failed to fully comply with all the terms and conditions of an open source software license, or if an author or other third party that distributes such open source software were to allege that we had not complied with the conditions of one or more of these licenses, we could be required to incur significant legal expenses defending against such allegations. In the event we are unable to successfully defend against such allegations, we could be subject to significant damages or other liability, including being enjoined from the sale of our products and services. We could also be required to seek licenses from third parties to continue providing our products on terms that are not economically feasible, re-engineer our products, discontinue or delay the provision of our products if re-engineering cannot be accomplished on a timely basis or make generally available, in source code form, our proprietary code. Any of the foregoing would adversely affect our business, financial condition and results of operations.

Our distribution and licensing model could negatively affect our ability to monetize and protect our intellectual property rights.

Many of our products may be obtained or used for free on the internet, including a substantial portion of our source code on open source or source available terms, and we may not know the parties that are utilizing our products and to what extent they are utilizing our products. Also, we may not have direct visibility into how our software is being used, so our ability to detect violations of our product licenses is extremely limited. If we are unable to manage the risks related to our licensing and distribution model, our business, financial condition and results of operations could be adversely affected.

Because of the rights accorded to third parties under open source licenses, there may be fewer technology barriers to entry in the markets in which we compete and it may be relatively easy for new and existing competitors, some of whom may have greater resources than we have, to compete with us.

One of the characteristics of open source software is that the governing license terms generally allow liberal modifications of the code and distribution thereof to a wide group of companies or individuals. We have historically elected to make a core portion of our source code available on an open source basis, and have moved toward source-available licensing. The continued availability of our source code, among other things, may enable others to develop new software products or services that are competitive to ours without the same degree of overhead and lead time required by us, particularly if customers do not value the differentiation of our proprietary components. It is possible for new and existing competitors, including those with greater resources than ours, to develop their own open source software or hybrid proprietary and open source software offerings, potentially reducing the demand for, and putting price pressure on, our products. In addition, some competitors make open source software available for free download or use or may position competing open source software as a loss leader. We cannot guarantee that we will be able to compete successfully against current and future competitors or that competitive pressure or the availability of open source software will not result in price reductions, reduced revenue and gross margins and loss of market share, any one of which could adversely affect our business. Our use of open source software may also limit our ability to assert certain of our intellectual property and proprietary rights against third parties, including competitors, who access or use software or technology that we have contributed to such open source projects.

Our decision to license certain source code under a source-available license, BSL 1.1, may harm the adoption of our source code.

We previously announced that we would be licensing certain source code under a source-available license, BSL 1.1. Under our BSL 1.1 license, licensees can copy, modify and redistribute source code for any non-production purpose. Our BSL 1.1 license also permits use of our source code in a production deployment so long as the licensee is not creating commercial derivative works or offering or including our source code in a commercial product, application or service. After four years, our BSL 1.1 license automatically converts to Apache 2.0, an open source license. We believe that the move to BSL 1.1 enables us to fairly and transparently control commercialization of our source code. However, BSL 1.1 is not an open source license, which may negatively impact adoption of the source code, reduce our brand and product awareness and ultimately negatively impact our ability to compete.

We could incur substantial costs in obtaining, maintaining, protecting, defending and enforcing our intellectual property rights and any failure to obtain, maintain, protect, defend or enforce our intellectual property rights could reduce the value of our software and brand.

Our success depends, in part, upon our ability to obtain, maintain, protect, defend and enforce our intellectual property rights, including our proprietary technology, know-how and our brand. We rely on a combination of patents, copyrights, trademarks, service marks, trade secret laws, other intellectual property laws, confidentiality procedures and contractual provisions in an effort to establish and protect our proprietary rights. However, the steps we take to obtain, maintain, protect, enforce and defend our intellectual property rights may be inadequate. We will not be able to protect our intellectual property rights if we are unable to enforce our rights or if we do not detect unauthorized use of our intellectual property. If we fail to protect or enforce our intellectual property rights adequately, our competitors might gain access to our proprietary technology and develop and commercialize similar or substantially identical products, services or technologies, and our business, financial condition, results of operations or prospects could be adversely affected. While we have patent applications pending in the United States, there can be no assurance that our patent applications will result in issued patents. As of January 31, 2023, we owned three issued U.S. patents, five U.S. non-provisional patent applications, one U.S. provisional patent application, one Patent Cooperation Treaty, or PCT, patent applications, and four foreign patent applications. Pending PCT patent applications are not eligible to become issued patents until, among other things, we file national stage patent applications within 30 months in the countries in which we seek patent protection. If we do not timely file such national stage patent applications, we may lose our priority date with respect to our PCT patent application and any patent protection on the inventions disclosed in such applications.

Even if we continue to seek patent protection in the future, we may be unable to obtain or maintain patent protection for our technology. In addition, any patents issued from pending or future patent applications or licensed to us in the future may not provide us with competitive advantages, or may be successfully challenged by third parties. In addition, defending our intellectual property rights might entail significant expenses. Any of our patents, trademarks or other intellectual property rights that we have or may obtain may be challenged or circumvented by others or invalidated or held unenforceable through administrative process, including re-examination, *inter partes* review, interference and derivation proceedings and equivalent proceedings in foreign jurisdictions or litigation in the United States or in foreign jurisdictions. Others may infringe on our patents, trademarks or other intellectual property rights, independently develop similar, substantially identical or superior offerings, duplicate any of our offerings or design around our patents or other intellectual property rights or use information that we regard as proprietary to create products and services that compete with ours. Further, legal standards relating to the validity, enforceability and scope of protection of intellectual property rights are uncertain. Various courts, including the United States Supreme Court, have rendered decisions that affect the scope of patentability of certain inventions or discoveries relating to software and business methods. These decisions state, among other things, that a patent claim that recites an abstract idea, natural phenomenon or law of nature are not themselves patentable. Precisely what constitutes a law of nature or abstract idea is uncertain, and it is possible that certain aspects of our technology could be considered abstract ideas. Accordingly, the evolving case law in the United States may adversely affect our ability to obtain patents and may facilitate third-party challenges to any future owned or licensed patents. Additionally, patent, trademark, copyright and trade secret protection may not be available to us in every country in which our services are available. In addition, the laws of some foreign countries may not be as protective of intellectual property rights as those in the United States, and mechanisms for enforcement of intellectual property rights may be inadequate. As we expand our international activities, our exposure to unauthorized copying and use of our services and platform capabilities and proprietary information will likely increase. Policing unauthorized use of our technologies, trade secrets and intellectual property may be difficult, expensive and time-consuming, particularly in foreign countries where the laws may not be as protective of intellectual property rights as those in the United States and where mechanisms for enforcement of intellectual property rights may be weak. Accordingly, despite our efforts, we may be unable to prevent third parties from infringing upon, misappropriating or otherwise violating our intellectual property rights.

In addition, we have made core portions of our own software available under open source or source-available licenses, and we include third-party open source software in our products. We have also occasionally contributed source code to open source projects. Because the source code for any software we distribute under open source or source-available licenses or contribute to open source projects is publicly available, our ability to protect our intellectual property rights with respect to such source code may be limited or lost entirely.

We rely, in part, on trade secrets, proprietary know-how and other confidential information to maintain our competitive position and protect our confidential and proprietary information, know-how and trade secrets. While we generally enter into confidentiality and invention assignment agreements with our employees and consultants and enter into confidentiality agreements with other third parties, including suppliers, vendors and the parties with whom we have strategic relationships and business alliances, the assignment of intellectual property rights may not be self-executing or may be breached, and we may be forced to bring claims against third parties, or defend claims that they may bring against us, to determine the ownership of what we regard as our intellectual property. Additionally, we cannot guarantee that we have entered into such agreements with each party that has or may have created or developed intellectual property on our behalf or had access to our proprietary information, know-how or trade secrets. We cannot guarantee that these agreements will be effective in controlling access to, distribution, use, misuse, misappropriation, reverse engineering or disclosure of our proprietary information, know-how and trade secrets. Further, these agreements may not prevent our competitors or partners from independently developing offerings that are substantially equivalent or superior to ours. These agreements may be breached, and we may not have adequate remedies for any such breach. Further, we have experienced and may in the future experience unauthorized access of our proprietary source code, confidential information and know-how. We have and may in the future initiate litigation regarding trade secret misappropriation, but enforcing a claim that a party illegally disclosed or misappropriated a trade secret or know-how is difficult, expensive and time-consuming, and the outcome is unpredictable. In addition, some courts in and outside the United States are less willing or unwilling to protect trade secrets and know-how.

We may be required to spend significant resources in order to monitor and protect our intellectual property rights, and some violations may be difficult or impossible to detect. Litigation may be necessary in the future to protect and enforce our intellectual property rights, and such litigation could be costly, time-consuming and distracting to management, and could result in the impairment or loss of portions of our intellectual property. Our efforts to enforce our intellectual property rights may be met with defenses, counterclaims and countersuits attacking the validity and enforceability of our intellectual property rights, and, if such defenses, counterclaims and countersuits are successful, we could lose valuable intellectual property rights. Our inability to protect our intellectual property and proprietary technology against unauthorized copying or use, as well as any costly litigation or diversion of our management's attention and resources, could impair the functionality of our products, delay introductions of enhancements to our products, result in our substituting inferior or more costly technologies into our products or harm our reputation and brand. In addition, we may be required to license additional technology from third parties to develop and market new product features, which may not be on commercially reasonable terms, or at all, and would adversely affect our ability to compete.

We have been and may in the future become subject to intellectual property disputes which may be costly to defend, subject us to significant liability, require us to pay significant damages and limit our ability to use certain technologies.

We have been and may in the future become subject to intellectual property disputes. Our success depends, in part, on our ability to develop and commercialize our products and services without infringing, misappropriating or otherwise violating the intellectual property rights of third parties. However, we may not be aware if our products are infringing, misappropriating or otherwise violating third-party intellectual property rights, and such third parties may bring claims alleging such infringement, misappropriation or violation. Further, we have faced and may in the future face claims from third parties claiming ownership of, or demanding release of, the software or derivative works that we have developed, including works using third-party open source software, which could include our proprietary source code, or otherwise seeking to enforce the terms of the applicable open source license. Companies in the software and technology industries, including some of our current and potential competitors, are frequently subject to litigation based on allegations of infringement or other violations of intellectual property rights. In addition, certain companies and rights holders seek to enforce and monetize patents or other intellectual property rights they own, have purchased or otherwise obtained. Many potential litigants, including some of our competitors and patent-holding companies, have the ability to dedicate substantial resources to assert their intellectual property rights and to defend claims that may be brought against them.

Lawsuits are time-consuming and expensive to resolve and they divert management's time and attention. Certain of our agreements with our customers and other third parties include indemnification provisions under which we agree to indemnify or otherwise be liable to them for losses suffered or incurred as a result of claims of infringement, misappropriation or other violation of intellectual property rights. Any claim of infringement by a third party, even those without merit, against us or for which we are required to provide indemnification, could cause us to incur substantial costs defending against the claim, could distract our management from our business and could require us to cease use of such intellectual property. Further, because of the substantial amount of discovery required in connection with intellectual property litigation, we risk compromising our confidential information during this type of litigation. We may be required to make substantial payments for legal fees, settlement fees, damages (including treble damages and attorneys' fees if we are found to have willfully infringed a party's rights), royalties or other fees in connection with a claimant securing a judgment against us and we may be subject to an injunction or other restrictions that cause us to cease selling or using products or services that incorporate the intellectual property rights that we allegedly infringe, misappropriate or violate, including subscriptions to our products. We may also be required to redesign any allegedly infringing portion of our products, which could be time-consuming or impossible, or we may agree to a settlement that prevents us from distributing our products or a portion thereof, any of which could adversely affect our business, financial condition and results of operations.

With respect to any intellectual property rights claim, we may have to seek out a license to continue operations found to be in violation of such rights, which may not be available on favorable or commercially reasonable terms and may significantly increase our operating expenses. Some licenses may be non-exclusive, and therefore our competitors may have access to the same technology licensed to us. If a third party does not offer us a license to its intellectual property on commercially reasonable terms, or at all, we may be required to develop alternative, non-infringing technology, which could require significant time (during which we would be unable to continue to offer our affected product features), effort and expense and may ultimately not be successful. Any of these events would adversely affect our business, financial condition and results of operations.

Even if the claims do not result in litigation or are resolved in our favor, these claims and the time and resources necessary to resolve them, could divert the resources of our management and harm our business and results of operations. Moreover, there could be public announcements of the results of hearings, motions or other interim proceedings or developments, and if securities analysts or investors perceive these results to be negative, it would have a substantial adverse effect on our business, results of operations or the market price of our common stock. We expect that the occurrence of infringement claims is likely to grow as the market for platform and services grows. Accordingly, our exposure to damages resulting from infringement claims could increase and this could further exhaust our financial and management resources.

Risks Related to Our Legal and Regulatory Environment

Our business is subject to a wide range of laws and regulations, many of which are evolving, and failure to comply with such laws and regulations could harm our business, financial condition and results of operations.

Our business is subject to regulation by various federal, state, local and foreign governmental agencies, including agencies responsible for monitoring and enforcing data privacy, security and protection laws and regulations, intellectual property, employment and labor laws, workplace safety, consumer protection laws, anti-bribery laws, import and export controls, immigration laws, federal securities laws and tax laws and regulations. In certain foreign jurisdictions, these regulatory requirements may be more stringent than in the United States. These laws and regulations impose added costs on our business. Our regulatory risk profile may be heightened as a result of the fully hosted functionality of Couchbase Capella, which has been available since October 2021. Noncompliance with applicable regulations or requirements could subject us to:

- investigations, enforcement actions, orders and sanctions;

- mandatory changes to our products and services;

- disgorgement of profits, fines and damages;

- civil and criminal penalties or injunctions;

- claims for damages by our customers or partners;

- termination of contracts;

- loss of intellectual property rights; and

- temporary or permanent debarment from sales to heavily regulated organizations and governments.

If any governmental sanctions are imposed, or if we do not prevail in any possible civil or criminal litigation, our business, financial condition and results of operations could be adversely affected. In addition, responding to any action will likely result in a significant diversion of management's attention and resources and an increase in professional fees. Enforcement actions and sanctions could materially harm our business, financial condition and results of operations.

In addition, we must comply with laws and regulations relating to the formation, administration and performance of contracts with customers in heavily regulated industries and the public sector, including U.S. federal, state and local governmental organizations, which affect how we and our partners do business with such customers. Selling our product to customers in heavily regulated industries or to the U.S. government, whether directly or through partners, also subjects us to certain regulatory and contractual requirements. Failure to comply with these requirements by either us or our partners could subject us to investigations, fines and other penalties, which would adversely affect our business, financial condition, results of operations and growth prospects. Violations of certain regulatory and contractual requirements could also result in us being suspended or debarred from future government contracting or other contracting opportunities. Any of these outcomes could adversely affect our business, financial condition, results of operations and growth prospects.

If our security measures, or those of our service providers or customers, are breached or unauthorized parties otherwise obtain access to our or our customers' data or software, our products and services may be perceived as not being secure, customers may reduce or terminate their use of our products and services and we may face claims, litigation, regulatory investigations, significant liability and reputational damage.

We collect, use, store and transmit or otherwise process data as part of our business operations, including personal data in and across multiple jurisdictions. We also use third-party service providers to collect, use, store, transmit, maintain and otherwise process such information. In addition, as our customers continue to adopt Couchbase Capella, we will be processing increasing amounts of customer data, which may include personally identifiable information and other data subject to special laws or regulatory regimes. Increasingly, threats from computer malware, ransomware, viruses, social engineering (including phishing attacks), denial of service or other attacks, employee theft or misuse and general hacking have become more prevalent in our industry and our customers' industries. Any of these security incidents could result in unauthorized access to, damage to, disablement or encryption of, use or misuse of, disclosure of, modification of, destruction of or loss of our data or customer data (including personal data), software or systems or disrupt our ability to provide our products and services. Any actual or perceived security incident could interrupt our operations, harm our reputation and brand, result in significant remediation and cybersecurity protection costs (including deploying additional personnel and modifying or enhancing our protection technologies and investigating and remediating any information security vulnerabilities), result in lost revenue, lead to regulatory investigations and orders, litigation, disputes, indemnity obligations, damages for breach of contract, penalties for violation of applicable laws and regulations and other legal risks, increase our insurance premiums, result in any other financial exposure, lead to loss of customer confidence in us or decreased use of our products and services and otherwise adversely affect our reputation, competitiveness, business, financial condition and results of operations.

We have taken steps to protect the data on our systems and offerings, but our security measures or those of our customers or third-party service providers could be insufficient and breached as a result of third-party action, employee or user errors, technological limitations, defects or vulnerabilities in our systems or offerings or those of our third-party service providers, malfeasance, fraud or malice on the part of employees or third parties, including state-sponsored organizations with significant financial and technological resources, or from failure in technological resources, failure to comply with policies or otherwise. We have experienced and may continue to experience security incidents and attacks of varying types and degrees, including instances where our third-party providers have been impacted by a supply-chain attack and instances where there has been exposure and unauthorized use of credentials of our personnel. We could be impacted by these and similar security incidents in the future, and our internal controls and operations regarding cybersecurity may not be effective in eliminating the risk of compromise of our systems, data, and software. In addition, in December 2021, a vulnerability named "Log4Shell" was reported for a Java logging library, Apache Log4j, that is widely used in our industry. While we have not detected any exploit attempts in our offerings or on our systems, and have taken steps to mitigate the vulnerability, we cannot assure you that we or our customers will not be impacted by this or other similar vulnerabilities in the future. Additionally, with our employees and many employees of our third-party service providers working remotely, we may be exposed to increased risks of security breaches or incidents. For example, we have seen an increase in phishing attempts and spam emails over time and it is possible this trend will continue. Also, due to political uncertainty and military actions associated with the significant military action against Ukraine launched by Russia, we and our third-party service providers are vulnerable to a heightened risk of cybersecurity attacks, phishing attacks, viruses, malware, ransomware, hacking or similar breaches from or affiliated with nation-state actors, including attacks that could materially disrupt our systems and operations, supply chain, and ability to produce, sell and distribute our products and services, as well as retaliatory cybersecurity attacks from Russian and affiliated actors against companies with a U.S. presence.

There can be no assurance that any security measures that we or our customers or third-party service providers have implemented will be effective against current or future security threats. We have developed systems and processes to protect the integrity, confidentiality, availability and security of our systems, data and software, but our security measures or those of our customers or third-party service providers could fail and result in unauthorized access to, damage to, disablement or encryption of, use or misuse of, disclosure of, modification of, destruction of or loss of such systems, data and software. Through contractual provisions and third-party risk management processes, we take steps to require that our third-party providers and their subcontractors protect our data, but because we do not control our third-party service providers and our ability to monitor their data security is limited, we cannot ensure the security measures they take will be sufficient to protect our data. A vulnerability in a third-party provider's or a customer's software or systems, a failure of our customers' or third-party providers' safeguards, policies or procedures or a breach of a customer's or third-party provider's software or systems could result in the compromise of the confidentiality, integrity or availability of our offerings, systems or the data housed in our third-party solutions. Further, because there are many different security breach techniques and such techniques continue to evolve and are generally not detected until after an incident has occurred, we may be unable to implement adequate preventative measures, anticipate, prevent or detect attempted security breaches or other security incidents or react in a timely manner. If any of the foregoing were to occur, our customers and potential customers may lose trust in the security of our products or database software generally, which could adversely impact our brand, reputation and ability to retain existing customers or attract new customers. Additionally, though we continue to evaluate and take steps to enhance the security of our products and services, our data, our systems and our internal IT infrastructure, these efforts may cause us to incur substantial costs and may not be effective.

Any security breach or other security incident that we or our third-party service providers experience, or the perception that one has occurred, could result in a loss of customer confidence in the security of our products and services, harm our reputation and brand, reduce the demand for our products and services, disrupt normal business operations, divert management's attention and resources, require us to spend material resources to investigate or correct the breach and to prevent future security breaches and incidents or expose us to legal liabilities, including claims, litigation, regulatory enforcement and orders, disputes, investigations, indemnity obligations, damages for contract breach, penalties for violation of applicable laws or regulations and significant costs for remediation, any of which could adversely affect our results of operations. In addition, our remediation efforts may not be successful. We cannot ensure that any limitation of liability provisions in our customer, partner, vendor and other contracts would be enforceable or adequate with respect to any security lapse or breach or other security incident or would otherwise protect us from any liabilities or damages with respect to any particular claim. These risks may increase as we continue to grow and evolve our offerings to collect, host, process, store and transmit increasing volumes of data. In addition, these risks may increase if the type of data that we collect, host, process, store and transmit increasingly include sensitive and regulated data, such as protected health information, credit card information and other confidential information such as personally identifiable information.

Many governments have enacted laws requiring companies to notify individuals of data security incidents or security breaches involving certain types of personal data. Accordingly, security incidents that we, our competitors, our customers or our third-party service providers experience may lead to negative publicity and harm our reputation. Further, if a security incident or breach occurs with respect to us or a competitor or third-party service provider, our customers and potential customers may lose trust in the security of our products or services or database software generally, which could adversely impact our ability to retain existing customers or attract new customers, which could adversely affect our business, financial condition and results of operations.

Moreover, our insurance coverage, subject to applicable deductibles, may not be adequate for liabilities incurred or cover any indemnification claims against us relating to any security incident or breach or an insurer may deny or exclude from coverage certain types of claims. In the future, we may not be able to secure insurance for such matters on commercially reasonable terms, or at all. The successful assertion of one or more claims against us that exceed available insurance coverage, or the occurrence of changes in our insurance policies, including premium increases or the imposition of large deductible or co-insurance requirements, could adversely affect our business, financial condition and results of operations.

If we are not able to comply with, or are perceived to not comply with U.S. and foreign laws, rules, regulations, industry standards, contractual obligations and other requirements relating to data protection, information security and privacy, our business, financial condition and results of operations could be harmed.

We are subject to a variety of federal, state, local and international laws, rules and regulations, as well as industry standards, internal and external privacy policies and contractual obligations to third parties, relating to the collection, use, retention, security, disclosure, transfer, storage and other processing of personal information and other data. The regulatory framework governing data privacy, security, protection and transfers worldwide is rapidly evolving and is likely to remain uncertain for the foreseeable future, and it is possible that these or other actual or future obligations may be interpreted and applied in a manner that is inconsistent from one jurisdiction to another and may conflict with other rules or our practices. Any failure or perceived failure by us, our suppliers or other third parties with whom we do business to comply with our contractual commitments, policies or federal, state, local or international regulations could result in proceedings against us by governmental entities or others. In many jurisdictions, enforcement actions and consequences for noncompliance are rising. In the United States, these include enforcement actions in response to rules and regulations promulgated under the authority of federal agencies, state attorneys general and legislatures and consumer protection agencies. In addition, security advocates and industry groups have regularly proposed, and may propose in the future, self-regulatory standards with which we must legally comply or that contractually apply to us. If we fail to follow these security standards even if no personal information is compromised, we may incur significant fines or experience a significant increase in costs.

Internationally, virtually every jurisdiction in which we operate has established its own data security and privacy legal framework with which we or our customers must comply, including but not limited to the United Kingdom, Switzerland and the EU. The EU has adopted the General Data Protection Regulation ("GDPR"), which went into effect in May 2018, and together with national legislation, regulations and guidelines of the EU member states, contains numerous requirements relating to the processing of personal data of EU data subjects, including the increased jurisdictional reach of the European Commission, more robust obligations and additional requirements for data protection compliance programs by companies. EU member states are tasked under the GDPR to enact, and have enacted, certain legislation that adds to or further interprets the GDPR requirements and potentially extends our obligations and potential liability for failing to meet such obligations. Among other requirements, the GDPR regulates transfers of personal data subject to the GDPR to the United States as well as other third countries that have not been found to provide adequate protection to such personal data.

The GDPR also introduced numerous privacy-related changes for companies operating in the EU, including greater control for data subjects (for example, the "right to be forgotten"), increased data portability for EU consumers, data breach notification requirements and increased fines. In particular, under the GDPR, fines of up to 20 million euros or 4% of the annual global revenue of the noncompliant company, whichever is greater, could be imposed for violations of certain of the GDPR's requirements. Such penalties are in addition to any civil litigation claims by customers and data subjects. The GDPR requirements apply not only to third-party transactions, but also to transfers of information between us and our subsidiaries, including employee information.

While we have taken steps to mitigate the impact on us with respect to transfers of data, the efficacy and longevity of these transfer mechanisms remains uncertain. The occurrence of unanticipated events and development of evolving technologies often rapidly drives the adoption of legislation or regulation affecting the use, collection or other processing of data and manner in which we conduct our business.

For example, the "Schrems II" decision issued by the Court of Justice of the European Union ("CJEU") in July 2020 struck down the EU-U.S. Privacy Shield framework, which provided companies with a mechanism to comply with data protection requirements when transferring personal data from the EU to the United States. In the same decision, the CJEU imposed additional obligations on companies when relying on standard contractual clauses, including that these clauses be considered on a case-by-case basis, in conjunction with an assessment as to whether national security laws conflict with the guarantees provided by the data importer under the standard contractual clauses. The European Commission has since issued new standard contractual clauses that account for the CJEU's "Schrems II" decision. The Swiss Federal Data Protection and Information Commissioner also has stated that it no longer considers the Swiss-U.S. Privacy Shield adequate for the purposes of personal data transfers from Switzerland to the United States. These developments may result in European data protection regulators applying differing standards for, and requiring ad hoc verification of, transfers of personal data from Europe to the United States. We may be required to take additional steps to legitimize any personal data transfers impacted by these developments and be subject to increasing costs of compliance and limitations on our customers and us. For example, we anticipate being required to engage in new contract negotiations with third parties that aid in processing data on our behalf and entering into new standard contractual clauses approved in the EU and United Kingdom, respectively, both of which are required to be implemented over time. More generally, we may find it necessary or desirable to modify our data handling practices, and this "Schrems II" decision or other legal challenges relating to cross-border data transfer may serve as a basis for our personal data handling practices, or those of our customers and vendors, to be challenged and may otherwise adversely affect our business, financial condition and results of operations.

Further, the United Kingdom government left the EU, which commonly is referred to as Brexit. Brexit has created uncertainty with regard to the regulation of data protection in the United Kingdom. The United Kingdom has adopted a version of the GDPR (combining the GDPR and the Data Protection Act 2018), exposing us to two parallel regimes, each of which potentially authorizes similar fines and other potentially divergent enforcement actions for certain violations. On June 28, 2021, the European Commission issued an adequacy decision under the GDPR and the Law Enforcement Directive, pursuant to which personal data generally may be transferred from the EU to the United Kingdom without restriction; however, this adequacy decision is subject to a four-year "sunset" period, after which the European Commission's adequacy decision may be renewed. During that period, the European Commission will continue to monitor the legal situation in the United Kingdom and may intervene at any time with respect to its adequacy decision. The United Kingdom's adequacy determination therefore is subject to future uncertainty and may be subject to modification or revocation in the future, with the United Kingdom potentially being considered an "inadequate third country" under the GDPR and transfers of data from the European Economic Area ("EEA") to the United Kingdom requiring a "transfer mechanism," such as the EU's standard contractual clauses. Furthermore, there will be increasing scope for divergence in application, interpretation and enforcement of data protection law between the United Kingdom and EEA. We continue to monitor and review the impact of any resulting changes to EU or United Kingdom law that could affect our operations. We may incur liabilities, expenses, costs and other operational losses under the GDPR and privacy laws of the applicable EU member states and the United Kingdom. in connection with any measures we take to comply with them. Other countries have also passed or are considering passing laws requiring local data residency or restricting the international transfer of data.

In addition, domestic data privacy laws continue to evolve and could require us to modify our data processing practices and policies and expose us to further regulatory or operational burdens. For example, the California Consumer Privacy Act ("CCPA") took effect in January 2020. The CCPA imposes obligations on companies that process California residents' personal information, including an obligation to provide certain new disclosures to such residents and creates new consumer rights, including relating to the access to, deletion of and sharing of personal information collected by covered businesses, including a consumer's right to opt out of certain sales of their personal information. The CCPA provides for civil penalties for violations, as well as a private right of action for certain data breaches that result in the loss of personal information. This private right of action may increase the likelihood of, and risks associated with, data breach litigation. Additionally, a new privacy law, the California Privacy Rights Act ("CPRA") was approved by California voters in the November 3, 2020 election. Effective as of January 1, 2023, the CPRA significantly modifies the CCPA, including by expanding consumers' rights with respect to certain sensitive personal information. The CPRA also created a new state agency vested with authority to implement and enforce the CCPA and the CPRA.

Further, on March 2, 2021, the Governor of Virginia signed into law the Virginia Consumer Data Protection Act ("VCDPA"), which has gone into effect as of January 1, 2023 and is enforced by the Virginia Attorney General. The VCDPA creates consumer rights, similar to the CCPA, but also imposes security and assessment requirements for businesses. In addition, on July 7, 2021, Colorado enacted the Colorado Privacy Act ("CPA"). The CPA closely resembles the VCDPA, and will be enforced by Colorado's Attorney General and district attorneys. On March 24, 2022, Utah enacted the Utah Consumer Privacy Act, and on May 10, 2022, Connecticut enacted An Act Concerning Personal Data Privacy and Online Monitoring. While these new privacy laws share similarities with each other, as well as with the CPRA, VCDPA and CCPA, all these laws differ in many ways and we must comply with each if our operations fall within the scope of these newly enacted comprehensive mandates. Similar laws have been proposed in other states and at the federal level, reflecting a trend toward more stringent privacy legislation in the United States. This legislation may add additional complexity, variation in requirements, restrictions and potential legal risk, require additional investment of resources in compliance programs, impact strategies and the availability of previously useful data and could result in increased compliance costs or changes in business practices and policies.

Additionally, in connection with Couchbase Capella, we may sign business associate agreements with certain of our customers and be directly subject to certain provisions of the Health Insurance Portability and Accountability Act of 1996 ("HIPAA") applicable to business associates. We may store and process protected health information on behalf of our customers, which may subject us to a number of data protection, security and privacy requirements under our contractual obligations and under HIPAA and other laws and regulations. If we are, or are perceived to be, unable to maintain the privacy and security of protected health information, we could be subject to claims and demands by private parties, investigations and other proceedings by regulatory authorities, and significant fines, civil and criminal penalties, and other liabilities.

Complying with these laws, regulations, amendments to or re-interpretations of existing laws and regulations and contractual or other obligations relating to data privacy, security, protection, transfer, localization and information security may require us to make changes to our products and services to enable us or our customers to meet new legal requirements, incur substantial operational costs, modify our data practices and policies and restrict our business operations. Any actual or perceived failure by us to comply with these laws, regulations or other obligations may lead to significant fines, penalties, regulatory investigations, lawsuits, significant costs for remediation, damage to our reputation or other liabilities. Additionally, because the interpretation and application of many privacy and data protection laws along with contractually imposed industry standards are uncertain, it is possible that these laws may be interpreted and applied in a manner that is inconsistent with our existing data management practices or the features of our services and platform capabilities. If so, in addition to the possibility of fines, lawsuits, regulatory investigations, imprisonment of company officials and public censure, other claims and penalties, significant costs for remediation and damage to our reputation, we could be required to fundamentally change our business activities and practices or modify our services and platform capabilities, any of which could require significant additional expense and have an adverse effect on our business, including impacting our ability to innovate, delaying our product development roadmap and adversely affecting our relationships with customers and our ability to compete. If we are obligated to fundamentally change our business activities and practices or modify our products and services, we may be unable to make such changes and modifications in a commercially reasonable manner, or at all, and our ability to develop new product features and services could be limited.

In addition to government activity, privacy advocacy and other industry groups have established or may establish new self-regulatory standards that may place additional burdens on our ability to provide our products and services globally. Our customers expect us to meet certain voluntary certification and other standards established by third parties. If we are unable to maintain these certifications or meet these standards, it could adversely affect our ability to provide our services to certain customers and could harm our business. Further, the uncertain and shifting regulatory environment may cause concerns regarding data privacy and may cause our customers to resist providing the data that could improve our products and services, or limit the use and adoption of our products and services.

These laws, regulations, rules, industry standards and contractual or other obligations relating to data privacy, security, protection, transfers, localization and information security could require us to take on more onerous obligations in our contracts, restrict our ability to store, transfer and process data or, in some cases, impact our ability to offer our products and services in certain locations, to reach existing and potential customers or to derive insights from customer data globally. The costs of compliance with, and other burdens imposed by, these laws, regulations, standards and obligations, or any inability to adequately address privacy, data protection or information security-related concerns, even if unfounded, may limit the use and adoption of our products and services, reduce overall demand for our products and services, make it more difficult to meet expectations from or commitments to customers, impact our reputation or slow the pace at which we close sales transactions, any of which could harm our business, financial condition and results of operations.

Any future litigation against us could be costly and time-consuming to defend.

From time to time, we may become involved in various legal proceedings relating to matters incidental to the ordinary course of our business, including intellectual property, commercial, product liability, employment, class action, whistleblower and other litigation and claims and governmental and other regulatory investigations and proceedings. Such matters can be time-consuming, divert management's attention and resources, cause us to incur significant expenses or liability or require us to change our business practices. In addition, the expense of litigation and the timing of this expense from period to period are difficult to estimate, subject to change and could adversely affect our financial condition and results of operations. Because of the potential risks, expenses and uncertainties of litigation, we may, from time to time, settle disputes, even where we have meritorious claims or defenses, by agreeing to settlement agreements. Any of the foregoing could adversely affect our business, financial condition and results of operations. In addition, we cannot be sure that our existing insurance coverage and coverage for errors and omissions will continue to be available on acceptable terms or that our insurers will not deny coverage as to any future claim.

Indemnity provisions in various agreements to which we are party potentially expose us to substantial liability for intellectual property infringement, misappropriation or other violation and other losses.

Our agreements with our customers, partners and other third parties may include indemnification provisions under which we agree to indemnify or otherwise be liable to them for losses suffered or incurred as a result of claims of infringement, misappropriation or violation of intellectual property rights, data protection, damages caused by us to property or persons, or in connection with any such defects or errors in our products, or other liabilities relating to or arising from our products and services, our acts or omissions under such agreements or other contractual obligations. Some of these indemnity agreements provide for uncapped liability for which we would be responsible, and some indemnity provisions survive termination or expiration of the applicable agreement. Large indemnity payments could harm our business, financial condition and results of operations. Although we attempt to contractually limit our liability with respect to such indemnity obligations, we are not always successful and may still incur substantial liability related to such claims and we may be required to cease use of certain functions of our products or services as a result of any such claims. Moreover, even claims that ultimately are unsuccessful could result in our expenditure of funds in litigation, divert management's time and other resources and harm our business and reputation.

In addition, although we carry general liability insurance, our insurance against this liability may not be adequate to cover a potential claim, and such coverage may not be available to us on acceptable terms, or at all. Any dispute with a customer, channel party or other third party with respect to such obligations could have adverse effects on our relationship with such customer, channel party or other third party or other existing or potential customers, harm our reputation or reduce demand for our products and services. Any of the foregoing could adversely affect our business, financial condition and results of operations.

A portion of our revenue is generated by sales to heavily regulated organizations, which are subject to a number of challenges and risks.

We provide our products and services to heavily regulated organizations, and at times to the U.S. government, state and local governments and non-U.S. governments directly and through our partners. Selling to these entities can be highly competitive, expensive and time-consuming, often requiring significant upfront time and expense without any assurance that these efforts will result in a sale. For instance, highly regulated entities and government customers often require contract terms that differ from our standard arrangements and impose compliance requirements that are complicated, require preferential pricing or "most favored nation" terms and conditions or are otherwise time-consuming and expensive to satisfy. If we undertake to meet special standards or requirements and do not meet them, we could be subject to increased liability from our customers. Even if we do meet them, the additional costs associated with providing our services to highly regulated organizations and governments could harm our financial condition and results of operations.

We have been and are increasingly doing more business in heavily regulated industries. Existing and potential customers, such as those in these industries, may be required to comply with more stringent regulations in connection with subscribing to and implementing our products and services or particular regulations regarding third-party vendors that may be interpreted differently by different customers. In addition, regulatory agencies may impose requirements toward third-party vendors generally, or to us in particular, that we may not be able to, or may not choose to, meet. Any changes in the underlying regulatory conditions that affect these types of customers could harm our ability to efficiently provide our products and services to them and to grow or maintain our customer base. Moreover, customers in these heavily regulated areas often have a right to conduct audits of our systems, products and practices. In the event that one or more customers determine that some aspect of our business does not meet contractual or regulatory requirements, we may be limited in our ability to continue or expand our business. Each of these difficulties could adversely affect our business and results of operations.

Failure to comply with anti-bribery, anti-corruption, anti-money laundering and similar laws could subject us to penalties and other adverse consequences.

We are subject to the FCPA, the U.S. domestic bribery statute contained in 18 U.S.C. § 201 and the U.S. Travel Act and other anti-bribery and anti-money laundering laws in countries outside of the United States in which we conduct our activities. Anti-corruption and anti-bribery laws have been enforced aggressively in recent years and are interpreted broadly to generally prohibit companies, their employees, agents, representatives, partners and third-party intermediaries from authorizing, offering or providing, directly or indirectly, improper payments or benefits to recipients in the public or private sector.

We sometimes leverage third parties to sell our products and services and conduct our business abroad. We, our employees, agents, representatives, partners and third-party intermediaries may have direct or indirect interactions with officials and employees of government agencies or state-owned or affiliated entities and we may be held liable for the corrupt or other illegal activities of these employees, agents, representatives, partners or third-party intermediaries even if we do not explicitly authorize such activities. These laws also require that we keep accurate books and records and maintain internal controls and compliance procedures designed to prevent any such actions. While we have policies and procedures designed to address compliance with such laws, we cannot ensure that none of our employees, agents, representatives, partners or third-party intermediaries will take actions in violation of our policies and applicable law, for which we may be ultimately held responsible.

Any allegations or violation of the FCPA or other applicable anti-bribery, anti-corruption and anti-money laundering laws could result in whistleblower complaints, sanctions, settlements, prosecution, enforcement actions, fines, damages, adverse media coverage, investigations, loss of export privileges, severe criminal or civil sanctions or suspension or debarment from U.S. government contracts, all of which may adversely affect our reputation, business, results of operations and prospects. Responding to any investigation or action will likely result in a materially significant diversion of management's attention and resources and significant defense costs and other professional fees. In addition, the U.S. government may seek to hold us liable for successor liability for FCPA violations committed by companies in which we invest or that we acquire. As a general matter, investigations, enforcement actions and sanctions could harm our reputation, business, financial condition and results of operations.

We are subject to governmental export control, trade sanctions and import controls that could impair our ability to compete in international markets or subject us to liability if we violate the controls.

Certain of our business activities are subject to the U.S. export control laws and regulations, including the Export Administration Regulations (the "EAR") and the U.S. trade and economic sanctions maintained by the U.S. Department of Treasury's OFAC as well as the U.S. import laws and regulations. The U.S. export control laws and economic sanctions prohibit the export, re-export and in-country transfer of our offerings, including software and services, to certain U.S. embargoed or sanctioned countries and territories, governments and persons, as well as for prohibited end-uses. Further, we incorporate encryption functionality into certain of our products, and as a result, we may need to make filings with the U.S. Department of Commerce's Bureau of Industry and Security to ensure that our exports, re-exports and transfers are in accordance with the EAR. Also, in certain cases, it is possible that a license may be required to export or re-export our products to certain countries, end-users and end-uses. Obtaining the necessary export license for a particular sale or offering may be time-consuming, may not be possible and may result in the delay or loss of sales opportunities. In addition, various countries regulate the import of certain encryption technology, including through import permit and license requirements, and have enacted laws that could limit our ability to distribute our products or could limit our customers' ability to implement our products in those countries.

If we were to fail to comply with such U.S. export controls, economic sanctions and import laws and regulations or other similar laws, we could be subject to both civil and criminal penalties, including substantial fines, possible incarceration for employees and managers for willful violations and the possible loss of our export or import privileges. We take precautions designed to ensure that we and our partners comply with all relevant export control, sanctions and import laws and regulations, but we cannot ensure that our measures will always prevent noncompliance by us or our partners with respect to such laws and regulations as they are very detailed and technical.

In addition, changes in our products or services or changes in export and import regulations in various countries may create delays in the introduction of our products and services into international markets, prevent our customers with international operations from deploying our products and services globally or, in some cases, prevent or delay the export or import of our products and services to certain countries, governments or persons altogether. Any change in export or import laws or regulations, economic sanctions or related legislation, shift in the enforcement or scope of existing export, import or sanctions laws or regulations, or change in the countries, governments, persons or technologies targeted by such export, import or sanctions laws or regulations, could result in decreased use of our products and services by or in our decreased ability to export or sell access to our products and services to, existing or potential end-customers with international operations. Any decreased use of our products and services or limitation on our ability to export to or sell access to our products and services in international markets would adversely affect our business, financial condition and results of operations.

Our international operations may subject us to greater than anticipated tax liabilities.

Our corporate structure and associated transfer pricing policies contemplate future growth in international markets and consider the functions, risks and assets of the various entities involved in intercompany transactions, the amount of taxes we pay in different jurisdictions, including the United States, our international business activities, changes in tax rates, new or revised tax laws or interpretations of existing tax laws and policies and our ability to operate our business in a manner consistent with our corporate structure and intercompany agreements. The relevant taxing authorities may challenge our methodologies for pricing intercompany transactions pursuant to intercompany arrangements or disagree with our determinations as to the income and expenses attributable to specific jurisdictions. If such a disagreement were to occur, and our position were not sustained, we could be required to pay additional taxes, interest and penalties, which could result in one-time tax charges, higher effective tax rates, reduced cash flows and lower overall profitability of our operations. Our financial statements could fail to reflect adequate reserves to cover such a contingency.

Changes in tax laws could materially affect our financial condition, results of operations and cash flows.

The tax regimes we are subject to or operate under, including income and non-income taxes, are unsettled and may be subject to significant change. For example, the Inflation Reduction Act (the "IRA") was signed into law on August 16, 2022 and was effective beginning in fiscal 2023. The IRA imposes a 15% minimum tax for large corporations on global adjusted financial statement income for tax years beginning after December 31, 2022, and a 1% excise tax on certain share repurchases occurring after December 31, 2022. We do not currently expect that the IRA will have a material impact on our income tax liability, but will continue to monitor this change in future periods. We are unable to predict what changes to the tax laws of the U.S. and other jurisdictions may be proposed or enacted in the future or what effect such changes would have on our business. Any significant increase in our future effective tax rate could have a material adverse impact on our business, financial condition, results of operations, or cash flows.

There is also a high level of uncertainty in today's tax environment stemming from both global initiatives put forth by the Organisation for Economic Co-operation and Development (the "OECD") and unilateral measures being implemented by various countries due to a lack of consensus on these global initiatives. Further, unilateral measures such as digital services tax and corresponding tariffs in response to such measures are creating additional uncertainty. If these proposals are passed, it is likely that we will have to pay higher income taxes in countries where such rules are applicable.

As we expand the scale of our international business activities, any changes in the U.S. or foreign taxation of such activities may increase our worldwide effective tax rate and harm our business, financial condition and results of operations. Such changes may also apply retroactively to our historical operations and result in taxes greater than the amounts estimated and recorded in our financial statements.

Our ability to use our net operating losses may be limited.

As of January 31, 2023, we had federal and state net operating losses ("NOLs") of $324.4 million and $178.5 million, respectively, which may be available to offset taxable income in the future. A lack of future taxable income would adversely affect our ability to utilize these NOLs before they expire. Unused U.S. federal NOLs for taxable years beginning before January 1, 2018, may be carried forward to offset future taxable income, if any, until such unused NOLs expire. Under the Tax Cuts and Jobs Act, U.S. federal NOLs arising in tax years beginning after December 31, 2017 can be carried forward indefinitely, but the deductibility of such U.S. federal NOLs is limited to 80% of current year taxable income.

Of our U.S. federal NOLs, no amount may be carried forward indefinitely with no limitations when utilized, and $155.6 million may be carried forward indefinitely with utilization limited to 80% of taxable income. The remaining $168.8 million will begin to expire in 2028. Our state NOLs carryforwards begin to expire in 2026.

Under Section 382 of the Internal Revenue Code of 1986, as amended, if a corporation undergoes an "ownership change," the corporation's ability to use its pre-change NOLs to offset its post-change income may be limited. In general, an "ownership change" will occur if there is a cumulative change in our ownership by "5-percent shareholders" that exceeds 50 percentage points over a rolling three-year period. Similar rules may apply under state tax laws. A Section 382 ownership change could limit the amount of NOLs that we can utilize annually to offset future taxable income. Subsequent ownership changes and changes to the U.S. tax rules in respect of the utilization of NOLs may further affect the limitation in future years.

There is also a risk that due to U.S. federal or state regulatory changes, such as suspensions on the use of NOLs, our existing NOLs could expire or otherwise be unavailable to offset future income tax liabilities.

Changes in our effective tax rate or tax liability may have an adverse effect on our results of operations.

We are, and expect to continue to be, subject to review and audit by the U.S. Internal Revenue Service and other tax authorities in various domestic and foreign jurisdictions. As a result, we may receive assessments in multiple jurisdictions on various tax-related assertions. Taxing authorities may challenge our tax positions and methodologies on various matters, including our positions regarding the collection of sales and use taxes and the jurisdictions in which we are subject to taxes, which could expose us to additional taxes. We assess the likelihood of adverse outcomes resulting from any ongoing tax examinations to determine the adequacy of our provision for income taxes. These assessments can require considerable judgments and estimates. The calculation of our tax liabilities involves uncertainties in the application of complex tax laws and regulations in a variety of jurisdictions. There can be no assurance that our tax positions and methodologies or calculation of our tax liabilities are accurate or that the outcomes from tax examinations will not have an adverse effect on our financial condition and results of operations. A difference in the ultimate resolution of tax uncertainties from what is currently estimated could adversely affect our financial condition and results of operations.

Taxing authorities may successfully assert that we should have collected or in the future should collect sales and use, value added or similar taxes and we could be subject to liability with respect to past or future sales, which could adversely affect our results of operations.

We collect sales tax in a number of jurisdictions. Sales and use, value added and similar tax laws and rates vary greatly by jurisdiction. Certain jurisdictions in which we do not collect such taxes may assert that such taxes are applicable, which could result in tax assessments, penalties and interest, and we may be required to collect such taxes in the future. Such tax assessments, penalties, interest or future requirements would adversely affect our financial condition and results of operations.

Our reported financial results may be adversely affected by changes in accounting principles generally accepted in the United States.

Generally accepted accounting principles in the United States ("GAAP") are subject to interpretation by the Financial Accounting Standards Board, the SEC and other various bodies formed to promulgate and interpret appropriate accounting principles. Changes in accounting principles applicable to us, or varying interpretations of current accounting principles, in particular with respect to revenue recognition, could have a significant effect on our reported results of operations and could affect the reporting of transactions completed before the announcement of the change. Further, any difficulties in the implementation of changes in accounting principles, including the ability to modify our accounting systems, could cause us to fail to meet our financial reporting obligations, which could result in regulatory discipline and harm investors' confidence in us.

If our estimates or judgments relating to our critical accounting policies prove to be incorrect, our results of operations could be adversely affected.

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in our financial statements and accompanying notes. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, as described in the section titled "Management's Discussion and Analysis of Financial Condition and Results of Operations." The results of these estimates form the basis for making judgments about the recognition and measurement of certain assets and liabilities and revenue and expenses that is not readily apparent from other sources. Our accounting policies that involve judgment include standalone selling prices for each distinct performance obligation, capitalized internal-use software costs, expected period of benefit for deferred commissions, valuation of our common stock prior to our IPO, valuation of stock-based awards, determination of allowance for doubtful accounts, incremental borrowing rate used to measure operating lease liabilities, and accounting for income taxes. If our assumptions change or if actual circumstances differ from those in our assumptions, our results of operations could be adversely affected, which could cause our results of operations to fall below the expectations of securities analysts and investors, resulting in a decline in the market price of our common stock.

> ***We are obligated to maintain proper and effective internal control over financial reporting, and any failure to maintain the adequacy of these internal controls may adversely affect investor confidence in our company and, as a result, the value of our common stock.***

We are subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act of 2002 (the "Sarbanes-Oxley Act"), and the listing standards of the Nasdaq Global Select Market. Our management and other personnel devote a substantial amount of time to comply with these requirements. Moreover, these laws, regulations and standards are subject to varying interpretations and their application in practice may evolve over time as regulatory and governing bodies issue revisions to, or new interpretations of, these public company requirements. Such changes could result in continuing uncertainty regarding compliance matters and higher legal and financial costs necessitated by ongoing revisions to disclosure and governance practices. We will continue to invest resources to comply with evolving laws, regulations and standards and this investment may result in increased general and administrative expenses and a diversion of management's time and attention from revenue-generating activities to compliance activities. If our efforts to comply with new laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to their application and practice, regulatory authorities may initiate legal proceedings against us and our business may be adversely affected.

The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. We are continuing to refine our disclosure controls and other procedures that are designed to ensure that information required to be disclosed by us in the reports that we will file with the SEC is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms and that information required to be disclosed in reports under the Exchange Act is accumulated and communicated to our principal executive and financial officers. We are also continuing to improve our internal control over financial reporting. We have expended, and anticipate that we will continue to expend, significant resources in order to maintain and improve the effectiveness of our disclosure controls and procedures and internal control over financial reporting.

Our current controls and any new controls that we develop may become inadequate because of changes in the conditions in our business, including increased complexity resulting from any international expansion. Further, weaknesses in our disclosure controls or our internal control over financial reporting may be discovered in the future. Any failure to develop or maintain effective controls, or any difficulties encountered in their implementation or improvement, could harm our results of operations or cause us to fail to meet our reporting obligations and may result in a restatement of our financial statements for prior periods. Any failure to implement and maintain effective internal control over financial reporting could also adversely affect the results of periodic management evaluations and annual independent registered public accounting firm attestation reports regarding the effectiveness of our internal control over financial reporting that we will eventually be required to include in our periodic reports that will be filed with the SEC. Ineffective disclosure controls and procedures and internal control over financial reporting could also cause investors to lose confidence in our reported financial and other information, which would likely adversely affect the market price of our common stock. In addition, if we are unable to continue to meet these requirements, we may not be able to remain listed on the Nasdaq Global Select Market. We are required to provide an annual management report on the effectiveness of our internal control over financial reporting commencing with this Annual Report on Form 10-K.

Our independent registered public accounting firm will be required to formally attest to the effectiveness of our internal control over financial reporting when we are no longer an "emerging growth company." At such time, our independent registered public accounting firm may issue a report that is adverse in the event it is not satisfied with the level at which our internal control over financial reporting is documented, designed or operating. Any failure to maintain effective disclosure controls and internal control over financial reporting could have an adverse effect on our business, financial condition and results of operations, and could cause a decline in the market price of our common stock.

Risks Related to Ownership of Our Common Stock and Governance Matters

Operating as a public company has and will require us to incur substantial costs and will require substantial management attention.

As a public company, we incur substantial legal, accounting and other expenses that we did not incur as a private company. For example, we are subject to the reporting requirements of the Exchange Act, the applicable requirements of the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the rules and regulations of the SEC and the listing standards of the Nasdaq Global Select Market. The Exchange Act requires, among other things, we file annual, quarterly and current reports with respect to our business, financial condition and results of operations. Compliance with these rules and regulations will increase our legal and financial compliance costs, and increase demand on our systems, particularly after we are no longer an "emerging growth company." In addition, as a public company, we may be subject to stockholder activism, which can lead to additional substantial costs, distract management and impact the manner in which we operate our business in ways we cannot currently anticipate. As a result of disclosure of information in filings required of a public company, our business and financial condition become more visible, which may result in threatened or actual litigation, including by competitors.

Certain members of our management team have limited experience managing a publicly traded company, and certain members joined us more recently. Accordingly, our management team may not successfully or efficiently manage our transition to being a public company subject to significant regulatory oversight and reporting obligations under the federal securities laws and the continuous scrutiny of securities analysts and investors. These new obligations and constituents will require significant attention from our senior management and could divert their attention away from the day-to-day management of our business, which could adversely affect our business, financial condition and results of operations.

We are an "emerging growth company" and the reduced disclosure requirements applicable to emerging growth companies may make our common stock less attractive to investors.

We are an "emerging growth company," as defined in the JOBS Act, and we intend to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not "emerging growth companies," including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. As an "emerging growth company," we are also allowed to delay adoption of new or revised accounting pronouncements applicable to public companies until such pronouncements are made applicable to private companies. As a result, our financial statements may not be comparable to those of companies that comply with new or revised accounting pronouncements as of public company effective dates. We have elected to take advantage of this extended transition period under the JOBS Act with respect to the adoption of new accounting pronouncements. Any difficulties in implementing these pronouncements could cause us to fail to meet our financial reporting obligations, which could result in regulatory discipline and harm investors' confidence in us. We may take advantage of these exemptions for so long as we are an "emerging growth company," which could be for as long as five full fiscal years following the completion of our IPO. We cannot predict if investors will find our common stock less attractive because we will rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and the market price of our common stock may be more volatile.

Our executive officers, directors and holders of 5% or more of our common stock continue to have substantial control over us, which will limit your ability to influence the outcome of important transactions, including a change in control.

Our executive officers, directors and our stockholders who own 5% or more of our outstanding common stock and their affiliates, in the aggregate, beneficially own a substantial portion of the outstanding shares of our common stock. As a result, these stockholders, if acting together, will be able to influence or control matters requiring approval by our stockholders, including the election of directors and the approval of mergers, acquisitions or other extraordinary transactions. They may also have interests that differ from yours and may vote in a way with which you disagree and which may be adverse to your interests. This concentration of ownership may have the effect of delaying, preventing or deterring a change in control of our company, could deprive our stockholders of an opportunity to receive a premium for their common stock as part of a sale of our company, and might ultimately affect the market price of our common stock.

The market price of our common stock may continue to be volatile, and you could lose all or part of your investment.

The market price of our common stock may continue to be volatile and could be subject to fluctuations in response to various factors, some of which are beyond our control. These fluctuations could cause you to lose all or part of your investment in our common stock. Factors that could cause fluctuations in the market price of our common stock include the following:

- price and volume fluctuations in the overall stock market from time to time;

- volatility in the market prices and trading volumes of technology stocks;

- changes in operating performance and stock market valuations of other technology companies generally, or those in our industry in particular;

- sales of shares of our common stock by us or our stockholders;

- failure of securities analysts to maintain coverage of us, changes in financial estimates by securities analysts who follow our company or our failure to meet these estimates or the expectations of investors;

- the financial projections we may provide to the public, any changes in those projections or our failure to meet those projections;

- announcements by us or our competitors of new offerings or platform features and market acceptance of such new offerings or platform features;

- the public's reaction to our press releases, other public announcements and filings with the SEC;

- rumors and market speculation involving us or other companies in our industry;

- short selling of our common stock or related derivative securities;

- actual or anticipated changes in our results of operations or key business metrics or fluctuations in our results of operations or key business metrics;

- actual or anticipated developments in our business, our competitors' businesses or the competitive landscape generally;

- announced or completed acquisitions of businesses, offerings or technologies by us or our competitors;

- developments or disputes concerning our intellectual property or other proprietary rights;

- litigation involving us, our industry, or both, or investigations by regulators into our operations or those of our competitors;

- new laws, regulations, rules or industry standards or new interpretations of existing laws, regulations, rules or industry standards applicable to our business;

- changes in accounting standards, policies, guidelines, interpretations or principles;

- any significant change in our management; and

- general economic conditions and slow or negative growth of our markets and other geopolitical developments.

In addition, if the market for technology stocks or the stock market in general experiences a loss of investor confidence, the market price of our common stock could decline for reasons unrelated to our business, financial condition or results of operations. The market price of our common stock might also decline in reaction to events that affect other companies in our industry even if these events do not directly affect us. In the past, following periods of volatility in the overall market and the market price of a particular company's securities, securities class action litigation has often been instituted against these companies. This litigation, if instituted against us, would result in substantial costs and a diversion of our management's attention and resources.

Recently, the stock markets in general, and the markets for technology stocks in particular, have experienced extreme volatility, including as a result of global economic conditions, such as recessionary fears, inflation concerns and rising interest rates, and other geopolitical developments. Furthermore, the market price of our common stock may be adversely affected by third parties trying to drive down the price of our common stock. Short sellers and others, some of whom post anonymously on social media, can negatively affect the market price of our common stock and may be positioned to profit if the market price of our common stock declines. These broad market and industry factors may seriously harm the market price of our common stock, regardless of our operating performance.

Sales of substantial amounts of shares of our common stock in the public market, or the perception that such sales might occur, could cause the market price of our common stock to decline or impair our ability to raise capital through the sale of additional equity securities.

Sales of a substantial number of shares of our common stock in the public market could occur. If our stockholders sell, or the market perceives that our stockholders intend to sell, a substantial number of shares of our common stock in the public market, the market price of our common stock could decline and our ability to raise capital through the sale of additional equity securities could be impaired. Many of our existing equity holders have substantial unrecognized gains on the value of the equity they hold, and may take, or attempt to take, steps to sell, directly or indirectly, their shares or otherwise secure, or limit the risk to, the value of their unrecognized gains on those shares.

In addition, certain of our stockholders are entitled, under our investors' rights agreement, to require us to register shares owned by them for public sale in the United States. Sales of our common stock pursuant to registration rights may make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate. These sales also could cause the market price of our common stock to fall and make it more difficult for you to sell shares of our common stock.

The issuance of additional stock in connection with financings, acquisitions, investments, our equity compensation plans or otherwise will dilute all other stockholders.

Our amended and restated certificate of incorporation authorizes us to issue up to 1,000,000,000 shares of common stock and up to 200,000,000 shares of preferred stock with such rights and preferences as may be determined by our board of directors. Subject to compliance with applicable rules and regulations, we may issue shares of common stock or securities convertible into shares of our common stock from time to time in connection with a financing, acquisition, investment, our equity compensation plans or otherwise. Any such issuance could result in substantial dilution to our existing stockholders and cause the market price of our common stock to decline.

Delaware law and provisions in our amended and restated certificate of incorporation and amended and restated bylaws could make a merger, tender offer or proxy contest difficult, thereby depressing the market price of our common stock.

Our status as a Delaware corporation and the anti-takeover provisions of the Delaware General Corporation Law may discourage, delay or prevent a change in control by prohibiting us from engaging in a business combination with an interested stockholder for a period of three years after the date of the transaction in which the person became an interested stockholder, even if a change of control would be beneficial to our existing stockholders. In addition, our amended and restated certificate of incorporation and amended and restated bylaws contain provisions that may make the acquisition of our company more difficult, including the following:

- our board of directors will be classified into three classes of directors with staggered three-year terms, and directors will only be able to be removed from office for cause;

- certain amendments to our amended and restated certificate of incorporation will require the approval of at least 66 2/3% of our then-outstanding common stock;

- our stockholders will only be able to take action at a meeting of stockholders and will not be able to take action by written consent for any matter;

- our amended and restated certificate of incorporation will not provide for cumulative voting;

- vacancies on our board of directors will be able to be filled only by our board of directors and not by stockholders;

- a special meeting of our stockholders may only be called by the chairperson of our board of directors, our Chief Executive Officer or a majority of our board of directors;

- certain litigation against us can only be brought in Delaware;

- our amended and restated certificate of incorporation authorizes undesignated preferred stock, the terms of which may be established and shares of which may be issued without further action by our stockholders; and

- advance notice procedures apply for stockholders to nominate candidates for election as directors or to bring matters before an annual meeting of stockholders.

These provisions, alone or together, could discourage, delay or prevent a transaction involving a change in control of our company. These provisions could also discourage proxy contests and make it more difficult for stockholders to elect directors of their choosing and to cause us to take other corporate actions they desire, any of which, under certain circumstances, could limit the opportunity for our stockholders to receive a premium for their shares of our common stock and could also affect the price that some investors are willing to pay for our common stock.

Our amended and restated bylaws designate a state or federal court located within the State of Delaware as the exclusive forum for substantially all disputes between us and our stockholders, which could limit our stockholders' ability to choose the judicial forum for disputes with us or our directors, officers or employees.

Our amended and restated bylaws provide that, unless we consent in writing to the selection of an alternative forum, to the fullest extent permitted by law, the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers or other employees to us or our stockholders, (iii) any action arising pursuant to any provision of the Delaware General Corporation Law, our amended and restated certificate of incorporation or our amended and restated bylaws or (iv) any other action asserting a claim that is governed by the internal affairs doctrine shall be the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have jurisdiction, the federal district court for the District of Delaware), in all cases subject to the court having jurisdiction over indispensable parties named as defendants.

Section 22 of the Securities Act of 1933, as amended, (the "Securities Act"), creates concurrent jurisdiction for federal and state courts over all such Securities Act actions. Accordingly, both state and federal courts have jurisdiction to entertain such claims. To prevent having to litigate claims in multiple jurisdictions and the threat of inconsistent or contrary rulings by different courts, among other considerations, our amended and restated bylaws further provide that the federal district courts of the United States will be the exclusive forum for resolving any complaints asserting a cause of action arising under the Securities Act. We note, however, that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder, and that there is uncertainty as to whether a court would enforce this exclusive forum provision. If a court were to find either exclusive-forum provision in our amended and restated bylaws to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving the dispute in other jurisdictions, which could harm our results of operations.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about us, our business or our market, or if they change their recommendations regarding our common stock adversely, the market price and trading volume of our common stock could decline.

The trading market for our common stock depends, in part, on the research and reports that securities or industry analysts publish about us, our business, our market or our competitors. The analysts' estimates are based upon their own opinions and are often different from our estimates or expectations. If any of the analysts who cover us change their recommendation regarding our common stock adversely, provide more favorable relative recommendations about our competitors or publish inaccurate or unfavorable research about our business, the market price of our common stock would likely decline. If few securities analysts commence coverage of us, or if one or more of these analysts cease coverage of us or fail to publish reports on us regularly, we could lose visibility in the financial markets and demand for our securities could decrease, which could cause the market price and trading volume of our common stock to decline.

We do not intend to pay dividends for the foreseeable future.

We have never declared nor paid cash dividends on our capital stock. We currently intend to retain any future earnings to finance the operation and expansion of our business, and we do not expect to declare or pay any dividends in the foreseeable future. Additionally, our ability to pay cash dividends on our common stock is limited by restrictions under the terms of the Credit Facility. As a result, stockholders must rely on sales of their common stock after price appreciation, if any, as the only way to realize any future gains on their investment in our common stock.

Item 1B. Unresolved Staff Comments

Not applicable.

Item 2. Properties

Our corporate headquarters is in Santa Clara, California, where we currently lease approximately 46,000 square feet under a lease agreement that expires in March 2025. We also lease facilities in the United States in Austin, Texas, as well as internationally in Tel Aviv, Israel, Bangalore, India and London and Manchester, United Kingdom. We lease all of our facilities and do not own any real property.

We believe that our facilities are suitable to meet our current needs. However, we intend to expand our facilities and add new facilities as we add employees and enter new geographic markets, and we believe that suitable additional or alternative space will be available as needed to accommodate any such growth. We expect to incur additional expenses in connection with such new or expanded facilities.

Item 3. Legal Proceedings

From time to time, we may be subject to legal proceedings and claims that arise in the ordinary course of business, as well as governmental and other regulatory investigations and proceedings. In addition, third parties may from time to time assert claims against us in the form of letters and other communications. We are not currently a party to any legal proceedings that, if determined adversely to us, would, in our opinion, have a material and adverse effect on our business, financial condition, results of operations or cash flows. Future litigation may be necessary to defend ourselves, our partners and our customers, to determine the scope, enforceability and validity of third-party intellectual property and proprietary rights or to establish our intellectual property and proprietary rights. The results of any current or future litigation cannot be predicted with certainty and there can be no assurances that favorable outcomes will be obtained, and regardless of the outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management attention and resources and other factors.

Item 4. Mine Safety Disclosures

Not applicable.

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Market Information for Common Stock

Our common stock began trading on the Nasdaq Global Select Market under the symbol "BASE" on July 22, 2021. Prior to that date, there was no public market for our common stock.

Holders of Record

As of January 31, 2023, there were approximately 142 holders of record of our common stock. Because many of our shares of common stock are held by brokers and other institutions on behalf of stockholders, we are unable to estimate the total number of stockholders represented by these record holders.

Dividend Policy

We have never declared or paid any cash dividends on our capital stock. We currently intend to retain all available funds and any future earnings and do not expect to pay any dividends on our common stock in the foreseeable future.

Sales of Unregistered Securities

We did not sell any equity securities which were not registered under the Securities Act during the fiscal year ended January 31, 2023 that were not otherwise disclosed in our Quarterly Reports on Form 10-Q or our Current Reports on Form 8-K.

Issuer Purchases of Equity Securities

We did not purchase any shares of our common stock or other securities during the three months ended January 31, 2023.

Stock Performance Graph

This performance graph shall not be deemed "soliciting material" or to be "filed" with the SEC for purposes of Section 18 of the Exchange Act, or otherwise subject to the liabilities under that Section, and shall not be deemed to be incorporated by reference into any of our filings under the Securities Act.

The following graph compares (i) the cumulative total stockholder return on our common stock from July 22, 2021 (the date our common stock commenced trading on the Nasdaq Global Select Market) through January 31, 2023 with (ii) the cumulative total returns of the S&P 500 Index and the S&P 500 Software and Services Index. The graph tracks the performance of a $100 investment in our common stock and in each index (with the reinvestment of all dividends).



COMPARISON OF 18 MONTH CUMULATIVE TOTAL RETURN*
Among Couchbase, Inc., the S&P 500 Index
and the S&P 500 Systems Software Index

*$100 invested on 7/22/21 in stock or 6/30/21 in index, including reinvestment of dividends.
Fiscal year ending January 31.

Use of Proceeds

On July 26, 2021, we completed our IPO in which we sold 9,589,999 shares of common stock at a price to the public of $24.00 per share, which includes 1,250,869 shares issued upon the exercise of the underwriters' option to purchase additional shares. We received aggregate net proceeds of $214.9 million, net of underwriting discounts and commissions of $16.1 million. We incurred offering costs of approximately $4.9 million subject to certain cost reimbursements. As of January 31, 2022, all $4.9 million of offering expenses incurred in connection with our IPO were paid.

We intend to use a portion of the net proceeds we received from our IPO for general corporate purposes, including working capital, operating expenses, and capital expenditures. In the year ended January 31, 2022, we used a portion of our net proceeds to repay the $25.0 million outstanding debt under the Credit Facility. Further, we may use a portion of the net proceeds to acquire or invest in businesses, products, services, or technologies. There has been no material change in the expected use of the net proceeds from our IPO as described in our final prospectus filed with the SEC on July 22, 2021, pursuant to Rule 424(b).

Item 6. [Reserved]

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our consolidated financial statements and the related notes and other financial information included elsewhere in this Annual Report on Form 10-K. Some of the information contained in this discussion and analysis or set forth elsewhere in this Annual Report on Form 10-K, including information with respect to our plans and strategy for our business, includes forward-looking statements that involve risks and uncertainties. You should review the sections titled "Special Note Regarding Forward-Looking Statements" and "Risk Factors" for a discussion of forward-looking statements and important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis. The last day of our fiscal year is January 31. Our fiscal quarters end on April 30, July 31, October 31, and January 31. Our fiscal years ended January 31, 2023, 2022 and 2021 are referred to herein as fiscal 2023, fiscal 2022 and fiscal 2021, respectively.

A discussion regarding our financial condition and results of operations for fiscal 2023 compared to fiscal 2022 is presented below. A discussion of our financial condition and results of operations for fiscal 2022 compared to fiscal 2021 can be found in part II, Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations" of our Annual Report on Form 10-K for the fiscal year ended January 31, 2022 filed with the SEC on March 31, 2022, and is incorporated by reference herein.

Overview

Couchbase provides a leading cloud database platform for modern applications. Our mission is to simplify how developers and architects develop, deploy and consume modern applications that span cloud, edge and everything in between. Enterprises rely on Couchbase to cost-effectively power the core applications their businesses depend on with the highest performance, reliability, scalability and versatility requirements for which there is no tolerance for disruption or downtime. Any compromise of these requirements could cause these applications to fail—stopping or delaying package delivery for shipping companies, interrupting reservations for travel companies or causing product shortages in stores for retailers.

Our database is versatile and works in multiple configurations, from fully-managed cloud to multi- or hybrid-cloud, to on-premises environments, and beyond the edge. We have architected our database to fuse the trusted strengths of relational databases with the flexibility, performance and scale of many NoSQL systems, across the cloud. Our database platform serves the needs of both enterprise architects and application developers. Combined with our performance at scale, we believe this power enables customers to run their most important applications with the effectiveness they require, with the efficiency they desire and in the modern infrastructure environments they demand.

With nearly every aspect of our lives being transformed by digital innovation, enterprises are charged with building applications that enable delightful and meaningful customer experiences. Enterprises are increasingly reliant on applications, which in turn rely on databases to store, retrieve and operationalize data into action. Today, applications are operating at a scale, speed and dynamism unheard of just a decade ago. There is an increasing diversity of application types, modalities and delivery and consumption models, and the volume, velocity and variety of data on which they rely is growing at an exponential rate. Consequently, the demand on enterprises and their databases is growing exponentially.

While legacy database technologies were built to the highest performance and reliability requirements of their generation, they are approaching the limits for which they were designed. The underlying architecture of these technologies has not changed significantly, while the requirements of the applications they need to support are changing dramatically. Legacy database technologies are buckling under the pressure of digital transformation, as they were not built to update and respond in microseconds, enable rich, customized user experiences and perform without latency.

We designed Couchbase to give enterprises a database for the modern cloud world. Our platform combines the best capabilities of a relational database, like SQL transactions and ACID guarantees, with the flexibility and scalability of a NoSQL database. This allows enterprises to confidently accelerate strategic initiatives such as more quickly moving business-critical applications into the cloud, improving application flexibility and increasing developer agility. For our customers, we facilitate a seamless transition from legacy relational databases to our modern cloud database platform resulting in better application scalability, user experience and security at the pace that works for them. We deliver this cloud database platform both as a customer-managed product and as a fully-managed database-as-a-service that is managed by Couchbase. Our database-as-a-service, called Couchbase Capella, supports a broad set of use cases, reducing a customer's need to buy, deploy and manage additional databases or supporting technologies.

We sell our platform through our direct sales force and our growing ecosystem of partners. Our platform is broadly accessible to a wide range of enterprises, as well as governments and organizations. We have customers in a range of industries, including retail and e-commerce, travel and hospitality, financial services and insurance, software and technology, gaming, media and entertainment and industrials. We focus our selling efforts on the largest global enterprises with the most complex data requirements, and we have introduced a new cloud-based managed offering for enterprises looking for a turnkey version of our platform.

We have achieved significant growth over our operating history. For fiscal 2023, 2022, and 2021, our revenue was $154.8 million, $123.5 million and $103.3 million, respectively, representing period-over-period growth rates of 25% and 20%, respectively. As of January 31, 2023 and 2022, our annual recurring revenue ("ARR") was $163.7 million and $132.9 million, respectively, representing period-over-period growth of 23%. For fiscal 2023, 2022, and 2021, our net loss was $68.5 million, $58.2 million and $40.0 million, respectively, as we continued to invest in the growth of our business to capture the massive opportunity that we believe is available to us.

Our Business Model

We generate the substantial majority of our revenue from sales of subscriptions, which accounted for 92%, 94% and 94% of our total revenue in fiscal 2023, 2022, and 2021, respectively. We derive a substantial majority of our subscription revenue from the Enterprise Edition of Couchbase Server and Couchbase Mobile. Couchbase Server is generally licensed per node, which we define as an instance of Couchbase running on a server. Our subscription pricing is based on the computing power and memory per instance, as well as the chosen service level. We offer three different support levels: the Platinum level offers 24/7 support and the shortest response time of 30 minutes; the Gold level offers 24/7 support with a response time of 2 hours; and the Silver level offers 7am-5pm local time support, 5 days a week. These response times are for incidents of the highest severity level, which we identify as level P1. The initial response time for levels P2 and P3 incidents, which are less severe, are longer.

We also derive subscription revenue from our database-as-a-service offering. Our database-as-a-service offering, called Couchbase Capella, is sold on a consumption basis, which removes the need to license different node types separately. Couchbase Capella pricing delivers superior customer flexibility relative to other Cloud Service Providers ("CSPs") as on-demand pricing allows customers to pay only for what they use based on hourly pricing and the credits purchased through our annual credit model expire only at the end of a 12-month period, rather than ratably throughout the year. We also provide automatic conversion to on-demand consumption when annual credits expire or are exhausted. Couchbase Capella credits can be purchased upfront to provide cost savings with volume discounts available based on credit quantity. We offer three pricing levels for Couchbase Capella, based on the support response time. Revenue from Couchbase Capella was not material for fiscal 2023, 2022 and 2021.

The non-cancelable term of our subscription arrangements typically ranges from one to three years but may be longer or shorter in limited circumstances and is typically billed annually in advance. The timing and billing of large, multi-year contracts can create variability in revenue and deferred revenue between periods.

We also generate revenue from services, which represented 8%, 6% and 6% of our total revenue in fiscal 2023, 2022, and 2021, respectively. Our services revenue is derived from our professional services related to the implementation or configuration of our platform and training. We have invested in building our services organization because we believe it plays an important role in customer success, ensuring that our customers fulfill their digital transformation agendas while leveraging our platform, accelerating our customers' realization of the full benefits of our platform and driving increased adoption of our platform.

Our go-to-market strategy is focused on large enterprises recognized as leaders in their respective industries who are attempting to solve complicated business problems by digitally transforming their operations. As a result, Couchbase powers some of the largest and most complex enterprise applications worldwide. Through our highly instrumented "sell-to" go-to-market motion, we have built a direct sales organization that understands the strategic needs of enterprises as well as a marketing organization that emphasizes our enablement of digital transformation through our no-compromises approach to performance, resiliency, scalability, agility and total cost of ownership ("TCO") savings.

We complement our "sell-to" go-to-market motion with a "buy-from" go-to-market motion, which is focused on targeting the application developer community to drive adoption of our platform. To accomplish this, we have and plan to continue to invest in Couchbase Capella, our fully-managed database-as-a-service offering. We also offer free Community Editions of some of our products, free trials of our Enterprise Edition of Couchbase Server and Couchbase Capella products and a web browser-based demonstration version of Couchbase Server to further accelerate application developer adoption. We believe these offerings lead to future purchases of our paid products. While our Community Edition includes the core functionality of Couchbase Server, it is not suited for mission-critical deployments, as it offers only limited functionality around the scaled performance and security that enterprises require and no direct customer support from Couchbase.

We also continuously grow and cultivate our cloud provider partner and technology provider ecosystem. A significant portion of our revenue in fiscal 2023, 2022 and 2021 was attributable to our partner ecosystem.

We employ a land-and-expand model centered around our platform offerings, which have a rapid time to production and time to value for our customers, and our sales and customer success organizations, which proactively guide customers to realize strategic and transformative use cases and drive greater adoption of our platform and services. Our marketing organization is focused on building our brand reputation and awareness. Our marketing initiatives drive awareness and demand for Couchbase products, starting at the top of the sales funnel with trial experiences. As part of these efforts, we offer application developers robust educational resources to help them learn more about our platform, including access to on-demand instructional webinars.

Impact of Macroeconomic Conditions

Current macroeconomic conditions, including recessionary fears, inflation concerns, and rising interest rates as a result of government actions to combat inflation, as well as other geopolitical developments, have impacted and may continue to impact business spending and the economy as a whole. We have seen customers electing shorter term contracts, and effects from foreign exchange fluctuations have impacted and may continue to impact our results of operations.

The effects of these macroeconomic conditions on our business and operations remains highly uncertain, and it is not possible for us to predict the duration and extent to which they will affect our business, future results of operations, and financial condition. See the section titled "Risk Factors" for further discussion of these challenges and risks.

Factors Affecting Our Performance

Continuing to Acquire New Customers

We grow our subscription revenue by acquiring new customers. The size of our customer base may vary from period to period for several reasons, including the length of our sales cycle, the effectiveness of our sales and marketing efforts, enterprise application development cycles and the corresponding adoption rates of modern applications that require database solutions like ours. Additionally, our revenue has and will vary as new customers purchase our products due to the fact that we recognize a portion of such subscription revenue upfront. As digital transformation continues to accelerate, we believe that Couchbase Capella, our fully-managed database-as-a-service offering, will become increasingly popular as a result of its compelling pricing model, ease of operation, lower TCO, time to market and flexibility. We will continue to offer Couchbase Capella and provide flexible, highly available and differentiated economical options to capture new customers.

Continuing to Expand Within Existing Customers

A significant part of our growth has been, and we expect will continue to be, driven by expansion within our existing customer base. Growth of our revenue from our existing customers results from increases in the scale of their deployment for existing use cases, or when customers utilize our platform to address new use cases. In addition, our professional services organization helps customers deploy new use cases and optimize their existing implementations. Our revenue from our subscription offerings varies depending on the scale and performance requirements of our customers' deployments. We are focusing on growing our subscription revenue, particularly from enterprises, while delivering professional services and training to support this growth. We have been successful in expanding our existing customers' adoption of our platform as demonstrated by our dollar-based net retention rate of over 115% in seven of the past eight quarters.

Our dollar-based net retention rate for any period equals the simple arithmetic average of our quarterly dollar-based net retention rate for the four quarters ending with the most recent fiscal quarter. To calculate our dollar-based net retention rate for a given quarter, we start with the ARR ("Base ARR"") attributable to our customers ("Base Customers") as of the end of the same quarter of the prior fiscal year. We then determine the ARR attributable to the Base Customers as of the end of the most recent quarter and divide that amount by the Base ARR.

Continuing to Invest in Growth

We expect to continue to invest in our offerings, personnel, geographic presence and infrastructure in order to drive future growth, as well as to pursue adjacent opportunities. We expend research and development resources to drive innovation in our proprietary software to constantly improve the functionality and performance of our platform and to increase the deployment models available to our customers. We anticipate continuing to increase our headcount to ensure that our product development organization drives improvements in our product offerings, our sales and marketing organization can maximize opportunities for growing our business and revenue and our general and administrative organization efficiently supports the growth of our business as well as our effective operation as a public company.

Key Business Metrics

Annual Recurring Revenue

We define ARR as of a given date as the annualized recurring revenue that we would contractually receive from our customers in the month ending 12 months following such date. Based on historical experience with customers, we assume all contracts will be automatically renewed at the same levels unless we receive notification of non-renewal and are no longer in negotiations prior to the measurement date. ARR also includes revenue from consumption-based cloud credits of Couchbase Capella products. ARR for Couchbase Capella products in a customer's initial year is calculated as described above; after a customer's initial year it is calculated by annualizing the prior 90 days of actual consumption, assuming no increases or reductions in usage. ARR excludes revenue derived from the use of cloud products only based on on-demand arrangements and services revenue. ARR should be viewed independently of revenue, and does not represent our revenue under GAAP on an annualized basis, as it is an operating metric that can be impacted by contract start and end dates and renewal dates. ARR is not intended to be a replacement for forecasts of revenue. Although we seek to increase ARR as part of our strategy of targeting large enterprise customers, this metric may fluctuate from period to period based on our ability to acquire new customers and expand within our existing customers. We believe that our ARR is an important indicator of the growth and performance of our business. We updated our definition of ARR beginning in the first quarter of fiscal 2023 to include revenue from consumption-based cloud credits of Couchbase Capella products by annualizing the prior 90 days of actual consumption, assuming no increases or reductions in usage, and updated in the third quarter of fiscal 2023 to clarify that the 90-day actual consumption methodology is only used after a customer's initial year. The reason for these changes is to better reflect the ARR for Couchbase Capella products following the launch of Couchbase Capella in fiscal 2022. ARR for prior periods have not been adjusted to reflect these changes as they are not material to any period previously presented.

	As of January 31,	
	2023	**2022**
	(in millions)	
ARR	$ 163.7	$ 132.9

Customers

We calculate our total number of customers at the end of each period. We include in this calculation each customer account that has an active subscription contract with us or with which we are negotiating a renewal contract at the end of a given period. Each party with which we enter into a subscription contract is considered a unique customer and, in some cases, a single organization may be counted as more than one customer. Our customer count is subject to adjustments for acquisitions, consolidations, spin-offs and other market activity. We believe that our number of customers is an important indicator of the growth of our business and future revenue trends.

	As of January 31,	
	2023	**2022**
Customers	675	590

Non-GAAP Financial Measures

In addition to our financial information presented in accordance with GAAP, we believe certain non-GAAP financial measures are useful to investors in evaluating our operating performance. We use certain non-GAAP financial measures, collectively, to evaluate our ongoing operations and for internal planning and forecasting purposes. We believe that non-GAAP financial measures, when taken together with the corresponding GAAP financial measures, may be helpful to investors because they provide consistency and comparability with past financial performance and meaningful supplemental information regarding our performance by excluding certain items that may not be indicative of our business, results of operations or outlook. Non-GAAP financial measures are presented for supplemental informational purposes only, have limitations as analytical tools and should not be considered in isolation or as a substitute for financial information presented in accordance with GAAP and may be different from similarly-titled non-GAAP financial measures used by other companies. In addition, other companies, including companies in our industry, may calculate similarly-titled non-GAAP financial measures differently or may use other measures to evaluate their performance, all of which could reduce the usefulness of our non-GAAP financial measures as tools for comparison. Investors are encouraged to review the related GAAP financial measures and the reconciliation of these non-GAAP financial measures to their most directly comparable GAAP financial measures, and not to rely on any single financial measure to evaluate our business.

We define the non-GAAP financial measures below as their respective GAAP measures, excluding expenses related to stock-based compensation expense, employer taxes on employee stock transactions, restructuring expense and litigation-related expenses. We use these non-GAAP financial measures in conjunction with GAAP measures to assess our performance, including in the preparation of our annual operating budget and quarterly forecasts, to evaluate the effectiveness of our business strategies and to communicate with our board of directors concerning our financial performance.

Beginning with the first quarter of fiscal 2023, we have excluded employer payroll taxes on employee stock transactions, which is a cash expense, from our non-GAAP results. These payroll taxes have been excluded from our non-GAAP results because they are tied to the timing and size of the exercise or vesting of the underlying equity awards, and the price of our common stock at the time of vesting or exercise may vary from period to period independent of the operating performance of our business. Prior period non-GAAP financial measures have not been adjusted to reflect this change, and the effect of this change is not material for any period previously presented.

Non-GAAP Gross Profit and Non-GAAP Gross Margin

We define non-GAAP gross profit and non-GAAP gross margin as gross profit and gross margin, respectively, excluding stock-based compensation expense and employer taxes on employee transactions. We use non-GAAP gross profit and non-GAAP gross margin in conjunction with GAAP financial measures to assess our performance, including in the preparation of our annual operating budget and quarterly forecasts, to evaluate the effectiveness of our business strategies and to communicate with our board of directors concerning our financial performance.

	Year Ended January 31,					
	2023		**2022**		**2021**	
	(dollars in thousands)					
Total revenue	$	154,824	$	123,542	$	103,285
Gross profit	$	134,565	$	108,761	$	91,668
Add: Stock-based compensation expense		968		392		123
Add: Employer taxes on employee stock transactions		41		—		—
Non-GAAP gross profit	$	135,574	$	109,153	$	91,791
Gross margin		86.9 %		88.0 %		88.8 %
Non-GAAP gross margin		87.6 %		88.4 %		88.9 %

Non-GAAP Operating Loss and Non-GAAP Operating Margin

We define non-GAAP operating loss and non-GAAP operating margin as loss from operations and operating margin, respectively, excluding stock-based compensation expense, employer taxes on employee transactions, litigation-related expenses and restructuring expenses. We use non-GAAP operating loss and non-GAAP operating margin in conjunction with GAAP measures to assess our performance, including in the preparation of our annual operating budget and quarterly forecasts, to evaluate the effectiveness of our business strategies and to communicate with our board of directors concerning our financial performance.

	Year Ended January 31,		
	2023	2022	2021
	(dollars in thousands)		
Total revenue	$ 154,824	$ 123,542	$ 103,285
Loss from operations	$ (69,315)	$ (56,258)	$ (33,080)
Add: Stock-based compensation expense	25,721	10,750	4,671
Add: Employer taxes on employee stock transactions	606	—	—
Add: Litigation-related expenses	—	—	213
Add: Restructuring[1]	1,663	—	—
Non-GAAP operating loss	$ (41,325)	$ (45,508)	$ (28,196)
Operating margin	(45)%	(46)%	(32)%
Non-GAAP operating margin	(27)%	(37)%	(27)%

_____

[1] For the year ended January 31, 2023, $65,000 of stock-based compensation expense related to restructuring charges was included in the restructuring expense line.

Non-GAAP Net Loss and Non-GAAP Net Loss Per Share

We define non-GAAP net loss attributable to common stockholders as net loss attributable to common stockholders excluding stock-based compensation expense, employer taxes on employee transactions and litigation-related expenses. We use non-GAAP net loss attributable to common stockholders and non-GAAP net loss per share attributable to common stockholders in conjunction with GAAP measures to assess our performance, including in the preparation of our annual operating budget and quarterly forecasts, to evaluate the effectiveness of our business strategies and to communicate with our board of directors concerning our financial performance.

	Year Ended January 31,		
	2023	2022	2021
	(dollars and shares in thousands)		
Net loss attributable to common stockholders	$ (68,494)	$ (61,146)	$ (44,059)
Add: Stock-based compensation expense	25,721	10,750	4,671
Add: Employer taxes on employee stock transactions	606	—	—
Add: Litigation-related expenses	—	—	213
Add: Restructuring[1]	1,663	—	—
Non-GAAP net loss attributable to common stockholders	$ (40,504)	$ (50,396)	$ (39,175)
GAAP net loss per share attributable to common stockholders	$ (1.53)	$ (2.37)	$ (7.71)
Non-GAAP net loss per share attributable to common stockholders	$ (0.90)	$ (1.96)	$ (6.85)
Weighted average shares outstanding, basic and diluted	44,787	25,777	5,717

_____

(1) For the year ended January 31, 2023, $65,000 of stock-based compensation expense related to restructuring charges was included in the restructuring expense line.

Free Cash Flow

We define free cash flow as cash used in operating activities less additions to property and equipment, which includes capitalized internal-use software costs. We believe free cash flow is a useful indicator of liquidity that provides our management, board of directors and investors with information about our future ability to generate or use cash to enhance the strength of our balance sheet and further invest in our business and pursue potential strategic initiatives. For fiscal 2023, 2022 and 2021 our free cash flow included cash paid for our unused Credit Facility (as defined below) of $0.1 million and cash paid for interest on our debt of $0.6 million and $6.0 million, respectively.

	Year Ended January 31,		
	2023	2022	2021
		(in thousands)	
Net cash used in operating activities	$ (41,185)	$ (41,574)	$ (39,178)
Less: Additions to property and equipment	(5,646)	(819)	(2,819)
Free cash flow	$ (46,831)	$ (42,393)	$ (41,997)
Net cash used in investing activities	(23,366)	(92,030)	(22,412)
Net cash provided by financing activities	9,706	192,410	80,501

Components of Results of Operations

Revenue

We derive revenue from sales of subscriptions and services. Our subscription revenue is primarily derived from: (1) term-based software licenses sold in conjunction with post-contract support ("PCS" or "Support") and (2) a consumption-based database-as-a-service offering. PCS bundled with software licenses includes internet, email and phone support, bug fixes and the right to receive unspecified software updates and upgrades released when and if available during the subscription term. The software license is presented as "License." PCS and database-as-a-service revenue are presented as "Support and other" in our consolidated statements of operations. License revenue is recognized upon transfer when our customer has received access to our software. The PCS is recognized ratably over the term of the arrangement beginning on the date when access to the subscription is made available to the customer and represents a substantial majority of our revenue. The database-as-a-service revenue is recognized on a consumption basis. The non-cancelable term of our subscription arrangements typically ranges from one to three years but may be longer or shorter in limited circumstances.

Our services revenue is derived from our professional services for the implementation or configuration of our platform and training. Services revenue is recognized over time based on input measures for professional services and upon delivery for training.

We expect our revenue may vary from period to period based on, among other things, the timing and size of new subscriptions, the proportion of term license contracts that commence within the period, the rate of customer renewals and expansions, the length of sales cycles and timing, delivery of professional services and training and fluctuations in customer consumption of our database-as-a-service offering.

Cost of Revenue

Cost of subscription revenue primarily consists of personnel-related costs associated with our customer support organization, including salaries, bonuses, benefits and stock-based compensation, expenses associated with software and subscription services dedicated for use by our customer support organization, third-party cloud infrastructure expenses, amortization of costs associated with capitalized internal-use software related to our database-as-a-service offering and allocated overhead. There is no cost of revenue associated with our license revenue. We expect our cost of subscription revenue to increase in absolute dollars as our subscription revenue increases and as we continue to amortize capitalized internal-use software costs related to our database-as-a-service offering.

Cost of services revenue primarily consists of personnel-related costs associated with our professional services and training organization, including salaries, bonuses, benefits and stock-based compensation, costs of contracted third-party partners for professional services, expenses associated with software and subscription services dedicated for use by our

professional services and training organization, travel-related expenses and allocated overhead. We expect our cost of services revenue to fluctuate from period to period depending on the timing and delivery of professional services and training.

Gross Profit and Gross Margin

Our gross profit and gross margin have been and will continue to be affected by various factors, including the average sales price of our subscriptions and services, the mix of subscriptions and services we sell and the associated revenue and the mix of geographies into which we sell and transaction volume growth. We expect our gross profit and gross margin to fluctuate in the near term depending on the interplay of these factors, and to the extent the revenue from our database-as-a-service offering increases as a percentage of total revenue, we expect our gross margin will decline over time.

Operating Expenses

Our operating expenses consist of research and development, sales and marketing, general and administrative and restructuring expenses. Personnel-related costs are the most significant component of operating expenses and consist of salaries, bonuses, benefits, sales commissions and stock-based compensation expenses.

Research and Development

Research and development expenses consist primarily of personnel-related costs, expenses associated with software and subscription services dedicated for use by our research and development organization, depreciation and amortization of property and equipment and allocated overhead. We expect that our research and development expenses will increase in absolute dollars as we continue to invest in the features and functionalities of our platform. We expect research and development expenses to fluctuate as a percentage of revenue in the near term, but to decrease as a percentage of revenue over the long term as we achieve greater scale in our business.

Sales and Marketing

Sales and marketing expenses consist primarily of personnel-related costs, expenses associated with software and subscription services dedicated for use by our sales and marketing organization, costs of general marketing and promotional activities, amortization of deferred commissions, fees for professional services related to sales and marketing, travel-related expenses and allocated overhead. We expect that our sales and marketing expenses will increase in absolute dollars as we continue to expand our sales and marketing efforts to attract new customers and deepen our engagement with existing customers. We expect sales and marketing expenses to fluctuate as a percentage of revenue in the near term as we continue to invest in growing the reach of our platform through our sales and marketing efforts, but to decrease as a percentage of revenue over the long term as we achieve greater scale in our business.

General and Administrative

General and administrative expenses consist primarily of personnel-related costs associated with our finance, legal, human resources and other administrative personnel. In addition, general and administrative expenses include non-personnel costs, such as fees for professional services such as external legal, accounting and other professional services, expenses associated with software and subscription services dedicated for use by our general and administrative organization, certain taxes other than income taxes and allocated overhead. We expect that our general and administrative expenses will increase in absolute dollars as we continue to invest in the growth of our business and operate as a publicly-traded company. We expect general and administrative expenses to fluctuate as a percentage of revenue in the near term, but to decrease as a percentage of revenue over the long term as we achieve greater scale in our business.

Restructuring

Restructuring expenses primarily consist of efforts we have undertaken to improve operational efficiency. Restructuring activities include employee severance and related costs and stock-based compensation expense from modifications of vested awards granted to certain employees impacted by our restructuring plan. For further information on restructuring expense, refer to Note 12 in the consolidated financial statements contained within this Annual Report on Form 10-K.

Interest Expense

Interest expense consists primarily of interest on borrowings, prepayment penalties, end-of-term charges for our term loan and unused credit facility fees related to our Credit Facility.

Other Income (Expense), Net

Other income (expense), net consists primarily of foreign currency gains and losses related to the impact of transactions denominated in a foreign currency and interest income.

Provision for Income Taxes

Provision for income taxes consists primarily of income taxes in certain foreign jurisdictions in which we conduct business. We recorded a full valuation allowance against our U.S. deferred tax assets as we have determined that it is not more likely than not that the deferred tax assets will be realized. The cash tax expenses are impacted by each jurisdiction's individual tax rates, laws on the timing of recognition of income and deductions and availability of NOLs and tax credits. Our effective tax rate could be adversely affected to the extent earnings are lower than anticipated in countries that have lower statutory rates and higher than anticipated in countries that have higher statutory rates.

Results of Operations

The following table sets forth our consolidated statements of operations for the periods indicated (in thousands):

		Year Ended January 31,				
		2023		2022		2021
Revenue:						
License	$	19,885	$	19,008	$	14,032
Support and other		123,010		97,279		82,904
Total subscription revenue		142,895		116,287		96,936
Services		11,929		7,255		6,349
Total revenue		154,824		123,542		103,285
Cost of revenue:						
Subscription[1]		10,762		8,529		6,074
Services[1]		9,497		6,252		5,543
Total cost of revenue		20,259		14,781		11,617
Gross profit		134,565		108,761		91,668
Operating expenses:						
Research and development[1]		57,760		51,639		39,000
Sales and marketing[1]		111,067		89,372		70,248
General and administrative[1]		33,390		24,008		15,500
Restructuring[1]		1,663		—		—
Total operating expenses		203,880		165,019		124,748
Loss from operations		(69,315)		(56,258)		(33,080)
Interest expense		(101)		(656)		(6,970)
Other income (expense), net		1,960		(300)		1,111
Loss before income taxes		(67,456)		(57,214)		(38,939)
Provision for income taxes		1,038		1,015		1,044
Net loss	$	(68,494)	$	(58,229)	$	(39,983)

---

[1] Includes stock-based compensation expense as follows:

		Year Ended January 31,				
		2023		2022		2021
		(in thousands)				
Cost of revenue—subscription	$	535	$	196	$	69
Cost of revenue—services		433		196		54
Research and development		7,937		3,343		1,316
Sales and marketing		9,426		3,968		1,536
General and administrative		7,390		3,047		1,696
Restructuring		65		—		—
Total stock-based compensation expense	$	25,786	$	10,750	$	4,671

The following table sets forth our consolidated statements of operations data expressed as a percentage of revenue:

	Year Ended January 31,		
	2023	2022	2021
Revenue:			
License	13%	15%	14%
Support and other	79	79	80
Total subscription revenue	92	94	94
Services	8	6	6
Total revenue	100	100	100
Cost of revenue:			
Subscription	7	7	6
Services	6	5	5
Total cost of revenue	13	12	11
Gross profit	87	88	89
Operating expenses:			
Research and development	37	42	38
Sales and marketing	72	72	68
General and administrative	22	19	15
Restructuring	1	—	—
Total operating expenses	132	134	121
Loss from operations	(45)	(46)	(32)
Interest expense	*	(1)	(7)
Other income (expense), net	1	*	1
Loss before income taxes	(44)	(46)	(38)
Provision for income taxes	1	1	1
Net loss	(44)%	(47)%	(39)%

_____

* Represents less than 1%

Note: Certain figures may not sum due to rounding.

Comparison of Fiscal 2023 and Fiscal 2022

Revenue

	Year Ended January 31,		$ Change	% Change
	2023	2022		
	(dollars in thousands)			
Revenue				
License	$ 19,885	$ 19,008	$ 877	5%
Support and other	123,010	97,279	25,731	26%
Total subscription revenue	142,895	116,287	26,608	23%
Services	11,929	7,255	4,674	64 %
Total revenue	$ 154,824	$ 123,542	$ 31,282	25%

Subscription revenue increased by $26.6 million, or 23%, during the year ended January 31, 2023 compared to the year ended January 31, 2022. The increase in subscription revenue was due to an increase in revenue from existing customers and new customers, as we increased our customer base from 590 customers as of January 31, 2022 to 675 customers as of January 31, 2023. Approximately 85% of the increase in revenue was attributable to growth from existing customers, and the remaining increase was attributable to new customers.

Services revenue increased by $4.7 million, or 64%, during the year ended January 31, 2023 compared to the year ended January 31, 2022. The increase in services revenue was primarily due to an increase in the number of professional services hours performed.

Cost of Revenue, Gross Profit and Gross Margin

	Year Ended January 31,		$ Change	% Change
	2023	2022		
	(dollars in thousands)			
Cost of revenue:				
Subscription	$ 10,762	$ 8,529	$ 2,233	26 %
Services	9,497	6,252	3,245	52 %
Total cost of revenue	$ 20,259	$ 14,781	$ 5,478	37 %
Gross profit	$ 134,565	$ 108,761		
Gross margin	86.9%	88.0%		
Headcount (at period end)	72	59		

Cost of subscription revenue increased by $2.2 million, or 26%, during the year ended January 31, 2023 compared to the year ended January 31, 2022. The increase in cost of subscription revenue was primarily due to an increase of $1.8 million related to the computing infrastructure costs associated with our database-as-a-service offering.

Cost of services revenue increased by $3.2 million, or 52%, during the year ended January 31, 2023 compared to the year ended January 31, 2022. The increase in cost of services revenue was primarily due to an increase of $2.1 million in contracted third-party professional services and an increase of $0.8 million in personnel-related costs associated with increased headcount and increased stock-based compensation related to our RSUs.

Gross margin decreased during the year ended January 31, 2023 compared to the year ended January 31, 2022, primarily due to changes in the mix of subscription and service revenue, including higher costs associated with the growth of our database-as-a-service offering and costs related to delivery, particularly costs of contracted third-party partners for professional services.

Research and Development

	Year Ended January 31,		$ Change	% Change
	2023	2022		
	(dollars in thousands)			
Research and development	$ 57,760	$ 51,639	$ 6,121	12%
Percentage of revenue	37%	42%		
Headcount (at period end)	280	247		

Research and development increased by $6.1 million, or 12%, during the year ended January 31, 2023 compared to the year ended January 31, 2022. The increase in research and development expenses was primarily due to an increase of $2.1 million associated with computing infrastructure costs. There was an additional increase of $4.6 million in stock-based compensation related to our RSUs, offset by a decrease of $2.6 million in personnel-related costs despite increased headcount as capitalized internal-use software costs also increased. There was also an increase of $0.7 million in allocated IT costs associated with increased headcount and an increase of $0.5 million in allocated facilities costs.

Sales and Marketing

	Year Ended January 31,		$ Change	% Change
	2023	**2022**		
	(dollars in thousands)			
Sales and marketing	$ 111,067	$ 89,372	$ 21,695	24%
Percentage of revenue	72%	72%		
Headcount (at period end)	323	280		

Sales and marketing increased by $21.7 million, or 24%, during the year ended January 31, 2023 compared to the year ended January 31, 2022. The increase in sales and marketing expenses was primarily due to an increase of an increase of $13.4 million in personnel-related costs associated with increased headcount and increased stock-based compensation related to our RSUs, an increase of $3.2 million in travel-related costs and an increase of $1.0 million in professional services fees. There was an additional increase of $0.9 million in sales and marketing program expenses primarily associated with costs of general marketing and promotional activities as we continue to expand our sales and marketing efforts to attract new customers and deepen our engagement with existing customers.

General and Administrative

	Year Ended January 31,		$ Change	% Change
	2023	**2022**		
	(dollars in thousands)			
General and administrative	$ 33,390	$ 24,008	$ 9,382	39%
Percentage of revenue	22%	19%		
Headcount (at period end)	65	60		

General and administrative increased by $9.4 million, or 39%, during the year ended January 31, 2023 compared to the year ended January 31, 2022. The increase in general and administrative expenses was primarily due to an increase of $7.6 million in personnel-related costs associated with increased headcount and increased stock-based compensation related to our RSUs.

Interest Expense

	Year Ended January 31,		$ Change	% Change
	2023	**2022**		
	(dollars in thousands)			
Interest expense	$ (101)	$ (656)	$ 555	(85)%

Interest expense decreased by $0.6 million, or 85%, during the year ended January 31, 2023 compared to the year ended January 31, 2022. The decrease in interest expense was primarily due to the repayment of the full outstanding balance of our Credit Facility in the third quarter of fiscal 2022.

Other Income (Expense), Net

	Year Ended January 31,		$ Change	% Change
	2023	**2022**		
	(dollars in thousands)			
Other income (expense), net	$ 1,960	$ (300)	$ 2,260	(753)%

Other income (expense), net increased by $2.3 million, or 753%, during the year ended January 31, 2023 compared to the year ended January 31, 2022. The increase in other income (expense), net was primarily driven by an increase of $2.4 million in interest income driven by higher short-term investment balances and higher yield in the current period. This was partially offset by an increase of $0.1 million in foreign currency losses due to remeasurement of monetary assets denominated in non-functional currencies.

Provision for Income Taxes

| | Year Ended January 31, | | | |
	2023	2022	$ Change	% Change
	(dollars in thousands)			
Loss before income taxes	$ (67,456)	$ (57,214)	$ (10,242)	18%
Provision for income taxes	1,038	1,015	23	2%
Effective tax rate	(1.5)%	(1.8)%		

The change in provision for income taxes during the year ended January 31, 2023 compared to the year ended January 31, 2022 was not material.

Liquidity and Capital Resources

We have financed our operations through subscription revenue from customers accessing our platform and services revenue, and in July 2021, we completed our IPO with net proceeds totaling $214.9 million. We also have a Credit Facility to obtain up to $40.0 million in debt financing. In the third quarter of fiscal 2023, we repaid in full the $25.0 million aggregate then outstanding principal balance under our Credit Facility. We have incurred losses and generated negative cash flows from operations for the last several years, including fiscal 2023, 2022 and 2021. As of January 31, 2023, we had an accumulated deficit of $410.5 million.

As of January 31, 2023, we had $168.3 million in cash, cash equivalents and short-term investments. We maintain our cash and cash equivalents, restricted cash and short-term investments with high-quality financial institutions. For more information, see "Concentration of Credit Risk" in Note 2 of our notes to the consolidated financial statements. We believe our existing cash, cash equivalents and short-term investments, availability under the Credit Facility, which is described in Note 7 of our notes to the consolidated financial statements, and cash provided by sales of subscriptions to our platform and sales of our services will be sufficient to meet our projected operating requirements and cash expenditures for at least the next 12 months. As a result of our revenue growth plans, both domestically and internationally, we expect that losses and negative cash flows from operations may continue in the future. Our future cash requirements will depend on many factors, including our subscription revenue growth rate, subscription renewals, billing timing and frequency, the timing and extent of spending to support development efforts, the expansion of sales and marketing activities, the introduction of new and enhanced platform features and functionality and the continued market adoption of our platform. We may in the future pursue acquisitions of businesses, technologies, assets and talent.

We may be required to seek additional equity or debt financing. In the event that additional financing is required from outside sources, we may not be able to raise it on terms acceptable to us or at all. If we are unable to raise additional capital or generate cash flows necessary to expand our operations and invest in new technologies, our competitive position could weaken, and our business, financial condition and results of operations could be adversely affected.

We typically invoice our subscription customers annually in advance. Therefore, a substantial source of our cash is from such prepayments, which are included on our consolidated balance sheets as deferred revenue. Deferred revenue consists of billed fees for our subscriptions, prior to satisfying the criteria for revenue recognition, which are subsequently recognized as revenue in accordance with our revenue recognition policy. As of January 31, 2023, remaining performance obligations, including both deferred revenue and non-cancelable contracted amounts, were $165.9 million. We expect to recognize revenue of $117.2 million on these remaining performance obligations over the next 12 months, with the remaining balance recognized thereafter.

Cash Flows

The following table shows a summary of our cash flows for the periods presented:

		Year Ended January 31,		
	2023		**2022**	**2021**
	(in thousands)			
Net cash provided by (used in):				
Operating activities	$ (41,185)	$	(41,574) $	(39,178)
Investing activities	$ (23,366)	$	(92,030) $	(22,412)
Financing activities	$ 9,706	$	192,410 $	80,501

Operating Activities

Cash used in operating activities for fiscal 2023 of $41.2 million primarily consisted of our net loss of $68.5 million, adjusted for non-cash charges of $49.0 million and net cash outflows of $21.7 million from changes in our operating assets and liabilities. Changes in operating assets and liabilities primarily reflected a $17.6 million increase in deferred commissions related to increased sales during the period, a $3.5 million increase in accounts receivable related to timing of billings and collections, a $3.5 million decrease in accrued compensation and benefits primarily due to fewer employee contributions related to the 2021 Employee Stock Purchase Plan, or the ESPP, and a $2.8 million decrease in lease liabilities due to monthly rental payments for operating leases. This was partially offset by a $3.3 million increase in deferred revenue due to timing of billings and a $3.1 million increase in accrued expenses and other liabilities due to timing of payments, including restructuring costs.

Cash used in operating activities for fiscal 2022 of $41.6 million primarily consisted of our net loss of $58.2 million, adjusted for non-cash charges of $28.0 million and net cash outflows of $11.4 million from changes in our operating assets and liabilities. Changes in operating assets and liabilities primarily reflected a $20.5 million increase in deferred commissions related to increased sales during the period and a $6.2 million increase in prepaid expenses and other assets. Additionally, there was a $0.7 million increase in accounts receivable related to timing of billings and collections. This was partially offset by a $10.0 million increase in deferred revenue due to timing of billings and a $7.0 million increase in accrued compensation and benefits primarily due to increased headcount, higher bonus and commissions accruals during the period, and employee contributions related to the ESPP.

Investing Activities

Cash used in investing activities for fiscal 2023 of $23.4 million consisted of purchases of short-term investments net of maturities of $17.7 million and additions to property and equipment of $5.6 million.

Cash used in investing activities for fiscal 2022 of $92.0 million consisted of purchases of short-term investments net of maturities and sales of $91.2 million and additions of property and equipment of $0.8 million.

Financing Activities

Cash provided by financing activities for fiscal 2023 of $9.7 million consisted of proceeds from stock option exercises of $5.2 million and proceeds from the issuance of common stock under our employee stock purchase plan of $4.5 million.

Cash provided by financing activities for fiscal 2022 of $192.4 million primarily consisted of proceeds from the completion of our IPO of $214.9 million, net of underwriters' discounts and commissions, and proceeds from stock option exercises of $7.5 million offset by the payment of deferred offering costs of $4.9 million and payment of debt of $25.0 million.

Contractual Obligations and Commitments

Our contractual obligations consist of purchase obligations and operating lease commitments. Purchase obligations include agreements to purchase goods or services that are enforceable and legally binding on us and that specify all significant terms, including fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions and the approximate timing of the transaction. These obligations relate to third-party cloud infrastructure agreements and subscription arrangements. Our operating lease commitments relate primarily to our office facilities.

For further information on our commitments and contingencies, refer to Note 8 and Note 9 in the consolidated financial statements contained within this Annual Report on Form 10-K.

Indemnification Agreements

In the ordinary course of business, we enter into agreements of varying scope and terms pursuant to which we agree to indemnify customers, vendors, lessors and other business partners with respect to certain matters, including, but not limited to, losses arising out of the breach of such agreements, services to be provided by us or from intellectual property infringement claims made by third parties. Additionally, we entered into indemnification agreements with our directors and officers that require us, among other things, to indemnify them against certain liabilities that may arise by reason of their status or service as directors or officers. To date, no demands have been made upon us to provide indemnification under such agreements, and there are no claims that we are aware of that could reasonably be expected to have a material effect on our financial condition, results of operations or cash flows.

Critical Accounting Policies and Estimates

Our consolidated financial statements and the related notes thereto included elsewhere in this Annual Report on Form 10-K are prepared in accordance with U.S. generally accepted accounting principles (GAAP). The preparation of consolidated financial statements also requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, costs and expenses, and related disclosures. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. Actual results could differ significantly from the estimates made by management. To the extent that there are differences between our estimates and actual results, our future financial statement presentation, financial condition, results of operations, and cash flows will be affected.

The critical accounting estimates, assumptions and judgments that we believe have the most significant impact on our consolidated financial statements are described below.

Revenue Recognition

We account for revenue in accordance with Accounting Standards Codification, or ASC, Topic 606, *Revenue from Contracts with Customers*.

Our revenue is derived from the sale of subscriptions and services.

Subscription revenue primarily consists of revenue from: (1) term-based software licenses sold in conjunction with post-contract support ("PCS" or "Support") and (2) a consumption-based database-as-a-service offering. PCS bundled with software licenses includes internet, email and phone support, bug fixes and the right to receive unspecified software updates and upgrades released when and if available during the subscription term. The software license is presented as "License." PCS and database-as-a-service revenue are presented as "Support and other" in our consolidated statements of operations. The software license in the subscription is a distinct performance obligation from PCS. License revenue is recognized upon transfer when our customer has received access to our software. The PCS is recognized ratably over the term of the arrangement beginning on the date when access to the subscription is made available to our customer and represents a substantial majority of our revenue. Performance obligations related to our database-as-a-service offering are recognized on a usage-basis as the consumption of this service represents a direct measurement of the value to the customer of the services transferred to date relative to the remaining services promised under the contract. The non-cancelable term of our subscription arrangements typically ranges from one to three years but may be longer or shorter in limited circumstances. We typically bill subscription revenue annually in advance. Customer on-demand arrangements generally have a monthly stated contract term and are billed monthly.

Our services revenue is derived from professional services for the implementation or configuration of our platform and training. Services revenue is recognized over time based on input measures for professional services and upon delivery for training. Professional services are provided primarily on a fixed fee basis and are generally invoiced upfront, and training is generally priced on number of seats purchased. These services are distinct from software licenses, database-as-a-service offerings and PCS. Revenue for fixed fee arrangements is recognized on a proportional performance basis as the services are performed.

Determining whether the software license and the related PCS are considered distinct performance obligations that should be accounted for separately or as a single performance obligation requires significant judgment. We have concluded that the software license, which is recognized upon transfer to the customer, and PCS, which is recognized over the term of the arrangement, are two separately identifiable performance obligations.

Arrangements that include multiple performance obligations require an allocation of the transaction price to each performance obligation based on the relative SSP of the performance obligation. Determining the relative SSP for contracts that contain multiple performance obligations requires significant judgement. When appropriate, we determine SSP based on the price at which the performance obligation has previously been sold through past transactions. We determine SSP for performance obligations with no observable evidence using adjusted market, cost plus or residual methods. When the SSP of a subscription including bundled software license and PCS is highly variable and the contract also includes additional performance obligations with observable SSP, we first allocate the transaction price to the performance obligations with established SSPs and then apply the residual approach to allocate the remaining transaction price to the subscription.

Stock-Based Compensation

We recognize stock-based compensation expense for all stock awards based on the grant-date fair value of the awards. The fair value of restricted stock units is estimated using the current market price of our common stock on the date of grant. The fair value of stock options granted under the 2021 Equity Incentive Plan, and purchase rights issued to employees under the ESPP, is based on the Black-Scholes option-pricing model. Stock-based compensation expense for service-based vesting restricted stock units and stock options are recognized on a straight-line basis over the requisite service period. We account for forfeitures as they occur. Stock-based compensation expense related to the 2021 Employee Stock Purchase Plan is recognized on a straight-line basis over the offering period.

The Black-Scholes option pricing model requires the input of highly subjective assumptions, including the fair value of our common stock, the expected option term, expected volatility of our stock price over the expected term, expected risk-free interest rate over the expected option term, and expected dividend yield. The assumptions used to determine the fair value of the option awards represent management's best estimates. These estimates involve inherent uncertainties and the application of management's judgment.

Our assumptions and estimates are as follows:

- *Fair Value of Common Stock*. Prior to our IPO, the fair value was determined by our board of directors with input from management and contemporaneous independent third-party valuations. Subsequent to our IPO, the fair value of our common stock is based on the daily average selling price on the Nasdaq Global Select Market.

- *Expected Term*. The expected term represents the weighted-average period the stock-based awards are expected to remain outstanding and is calculated using the simplified method, as we do not have sufficient historical information to develop reasonable expectations about future exercise patterns and post-vesting employment termination behavior. The simplified method calculates the expected term as the midpoint between the vesting date and the contractual expiration date of the option.

- *Expected Volatility*. The expected stock price volatility assumption was determined by examining the historical volatilities for industry peers, as we do not have sufficient trading history for our common stock.

- *Risk-Free Interest Rate*. The risk-free rate assumption is based on the U.S. Treasury instruments whose term was consistent with the option's expected term.

- *Dividend Yield*. We utilize a dividend yield of zero. We do not currently declare or pay dividends on common stock, nor do we expect to do so in the foreseeable future.

Market-Based RSUs

The fair value of market-based performance restricted stock unit awards is determined using a Monte Carlo simulation model that utilizes significant assumptions, including volatility, that determine the probability of satisfying the market condition stipulated in the award. Due to the limited history of trading of our common stock, we determined expected volatility based on a peer group of publicly traded companies. We recognize expense over the requisite service period regardless of whether the market-based performance conditions are satisfied, adjusted for pre-vesting forfeitures as they occur.

Recent Accounting Pronouncements

See Note 2 to our consolidated financial statements included in this Annual Report on Form 10-K for a discussion of recent accounting pronouncements.

JOBS Act Accounting Election

We are an "emerging growth company," as defined in the JOBS Act. The JOBS Act provides that an "emerging growth company" can take advantage of an extended transition period for complying with new or revised accounting standards. This provision allows an "emerging growth company" to delay the adoption of some accounting standards until those standards would otherwise apply to private companies. We have elected to use the extended transition period under the JOBS Act until the earlier of the date we (i) are no longer an "emerging growth company" or (ii) affirmatively and irrevocably opt out of the extended transition period provided in the JOBS Act. As a result, our financial statements may not be comparable to companies that comply with new or revised accounting pronouncements as of public company effective dates.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

We are exposed to market risks in the ordinary course of our business. Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. Our market risk exposure is primarily the result of fluctuations in interest rates and foreign currency exchange rates.

Interest Rate Risk

Our cash, cash equivalents and short-term investments primarily consist of highly liquid investments in money market funds, U.S. government treasury securities, commercial paper, corporate debt securities, agency obligations and asset-backed securities. As of January 31, 2023, we had cash and cash equivalents of $40.4 million and short-term investments of $127.9 million and no amounts outstanding under the Credit Facility. We do not enter into investments for trading or speculative purposes. Our investments are exposed to market risk due to fluctuations in interest rates, which may affect our interest income and the fair value of our investments. However, due to the short-term nature of our investment portfolio, we do not believe an immediate 10% increase or decrease in interest rates would have a material effect on our results of operations and cash flows. We therefore do not expect our results of operations or cash flows to be materially affected by a sudden change in market interest rates.

Foreign Currency Risk

The functional currency of our foreign subsidiaries is the U.S. Dollar. Accordingly, each foreign subsidiary remeasures monetary assets and liabilities at period-end exchange rates, while nonmonetary items are remeasured at historical rates. Revenue and expense items are remeasured at the exchange rates in effect on the day the transaction occurred, except for those expenses related to non-monetary assets and liabilities, which are remeasured at historical exchange rates. Remeasurement adjustments are recognized in other income (expense), net in our consolidated statement of operations.

The volatility of exchange rates depends on many factors that we cannot forecast with reliable accuracy. We have experienced and will continue to experience fluctuations in foreign exchange gains (losses) related to changes in foreign currency exchange rates. In the event our foreign currency denominated assets, liabilities, revenue or expenses increase, our results of operations and cash flows may be more greatly affected by fluctuations in the exchange rates of the currencies in which we do business. We have not engaged in the hedging of foreign currency transactions to date, although we may choose to do so in the future.

As of January 31, 2023, a hypothetical 10% change in the relative value of the U.S. Dollar to other currencies would not have a material impact on our results of operations and cash flows.

Item 8. Financial Statements and Supplementary Data


COUCHBASE, INC.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS


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Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Couchbase, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Couchbase, Inc. and its subsidiaries (the "Company") as of January 31, 2023 and 2022, and the related consolidated statements of operations, of comprehensive loss, of redeemable convertible preferred stock and stockholders' equity (deficit) and of cash flows for each of the three years in the period ended January 31, 2023, including the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of January 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended January 31, 2023 in conformity with accounting principles generally accepted in the United States of America.

Change in Accounting Principle

As discussed in Note 2 to the consolidated financial statements, the Company changed the manner in which it accounts for leases effective February 1, 2022.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP
San Jose, California
March 29, 2023

We have served as the Company's auditor since 2017.

COUCHBASE, INC.
CONSOLIDATED BALANCE SHEETS
(in thousands, except share and per share amounts)

	As of January 31,	
	2023	2022
Assets		
Current assets		
Cash and cash equivalents	$ 40,446	$ 95,688
Short-term investments	127,856	110,266
Accounts receivable, net	39,847	36,696
Deferred commissions	13,096	11,783
Prepaid expenses and other current assets	8,234	8,559
Total current assets	229,479	262,992
Property and equipment, net	7,430	4,288
Operating lease right-of-use assets	6,940	—
Deferred commissions, noncurrent	7,524	8,243
Other assets	1,666	1,219
Total assets	$ 253,039	$ 276,742
Liabilities and Stockholders' Equity		
Current liabilities		
Accounts payable	$ 1,407	$ 1,923
Accrued compensation and benefits	12,641	16,143
Other accrued expenses	6,076	3,231
Operating lease liabilities	3,117	—
Deferred revenue	71,716	69,010
Total current liabilities	94,957	90,307
Operating lease liabilities, noncurrent	4,543	—
Deferred revenue, noncurrent	3,275	2,713
Other liabilities	—	507
Total liabilities	102,775	93,527
Commitments and contingencies (Note 9)		
Stockholders' equity (deficit)		
Preferred stock, $0.00001 par value; 200,000,000 shares authorized as of January 31, 2023 and 2022; zero shares issued and outstanding as of January 31, 2023 and 2022	—	—
Common stock, $0.00001 par value; 1,000,000,000 shares authorized as of January 31, 2023 and 2022; 45,432,029 and 43,847,484 shares issued and outstanding as of January 31, 2023 and 2022, respectively	—	—
Additional paid-in capital	561,547	525,392
Accumulated other comprehensive income (loss)	(807)	(195)
Accumulated deficit	(410,476)	(341,982)
Total stockholders' equity	150,264	183,215
Total liabilities and stockholders' equity	$ 253,039	$ 276,742

The accompanying notes are an integral part of these consolidated financial statements.

COUCHBASE, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except per share amounts)

	Year Ended January 31,					
	2023		**2022**		**2021**	
Revenue:						
License	$	19,885	$	19,008	$	14,032
Support and other		123,010		97,279		82,904
Total subscription revenue		142,895		116,287		96,936
Services		11,929		7,255		6,349
Total revenue		154,824		123,542		103,285
Cost of revenue:						
Subscription		10,762		8,529		6,074
Services		9,497		6,252		5,543
Total cost of revenue		20,259		14,781		11,617
Gross profit		134,565		108,761		91,668
Operating expenses:						
Research and development		57,760		51,639		39,000
Sales and marketing		111,067		89,372		70,248
General and administrative		33,390		24,008		15,500
Restructuring		1,663		—		—
Total operating expenses		203,880		165,019		124,748
Loss from operations		(69,315)		(56,258)		(33,080)
Interest expense		(101)		(656)		(6,970)
Other income (expense), net		1,960		(300)		1,111
Loss before income taxes		(67,456)		(57,214)		(38,939)
Provision for income taxes		1,038		1,015		1,044
Net loss	$	(68,494)	$	(58,229)	$	(39,983)
Cumulative dividends on Series G redeemable convertible preferred stock		—		(2,917)		(4,076)
Net loss attributable to common stockholders	$	(68,494)	$	(61,146)	$	(44,059)
Net loss per share attributable to common stockholders, basic and diluted	$	(1.53)	$	(2.37)	$	(7.71)
Weighted-average shares used in computing net loss per share attributable to common stockholders, basic and diluted		44,787		25,777		5,717

The accompanying notes are an integral part of these consolidated financial statements.

COUCHBASE, INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
(in thousands)

		Year Ended January 31,				
		2023		**2022**		**2021**
Net loss	$	(68,494)	$	(58,229)	$	(39,983)
Other comprehensive income:						
Net unrealized gains (losses) on investments, net of tax		(612)		(196)		1
Total comprehensive loss	$	(69,106)	$	(58,425)	$	(39,982)

The accompanying notes are an integral part of these consolidated financial statements.

COUCHBASE, INC.
CONSOLIDATED STATEMENTS OF REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS' EQUITY (DEFICIT)

(in thousands, except shares)

	Redeemable Convertible Preferred Stock		Common Stock		Additional Paid-In Capital	Accumulated Other Comprehensive Income	Accumulated Deficit	Total Stockholders' Equity (Deficit)
	Shares	Amount	Shares	Amount				
Balances as of January 31, 2020	18,901,887	$ 155,506	5,646,238	$ —	$ 30,554	$ —	$ (243,770)	$ (213,216)
Issuance of common stock upon exercise of stock options	—	—	553,067	—	2,185	—	—	2,185
Issuance of Series G redeemable convertible preferred stock, net of issuance costs	7,168,326	104,316	—	—	—	—	—	—
Stock-based compensation	—	—	—	—	4,671	—	—	4,671
Net unrealized gains on investments	—	—	—	—	—	1	—	1
Net loss	—	—	—	—	—	—	(39,983)	(39,983)
Balances as of January 31, 2021	26,070,213	$ 259,822	6,199,305	$ —	$ 37,410	$ 1	$ (283,753)	$ (246,342)
Issuance of common stock upon exercise of stock options	—	—	1,347,595	—	7,495	—	—	7,495
Conversion of redeemable convertible preferred stock to common stock upon initial public offering	(26,070,213)	(259,822)	26,710,600	—	259,822	—	—	259,822
Issuance of common stock upon initial public offering, net of underwriting discounts and commissions and other issuance costs	—	—	9,589,999	—	209,924	—	—	209,924
Settlement of fractional shares paid in cash	—	—	(15)	—	(9)	—	—	(9)
Stock-based compensation	—	—	—	—	10,750	—	—	10,750
Net unrealized losses on investments	—	—	—	—	—	(196)	—	(196)
Net loss	—	—	—	—	—	—	(58,229)	(58,229)
Balances as of January 31, 2022	—	$ —	43,847,484	$ —	$ 525,392	$ (195)	$ (341,982)	$ 183,215
Issuance of common stock upon exercise of stock options	—	—	817,753	—	5,222	—	—	5,222
Issuance of common stock in connection with employee stock purchase plan	—	—	314,315	—	4,484	—	—	4,484
Vesting of restricted stock units	—	—	452,477	—	—	—	—	—
Stock-based compensation	—	—	—	—	26,449	—	—	26,449
Net unrealized losses on investments	—	—	—	—	—	(612)	—	(612)
Net loss	—	—	—	—	—	—	(68,494)	(68,494)
Balances as of January 31, 2023	—	$ —	45,432,029	$ —	$ 561,547	$ (807)	$ (410,476)	$ 150,264

The accompanying notes are an integral part of these consolidated financial statements.

COUCHBASE, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Year Ended January 31,		
	2023	2022	2021
Cash flows from operating activities			
Net loss	$ (68,494)	$ (58,229)	$ (39,983)
Adjustments to reconcile net loss to net cash used in operating activities			
Depreciation and amortization	3,171	2,824	2,006
Amortization of debt issuance costs	—	52	717
Debt prepayment costs	—	—	1,000
Stock-based compensation, net of amounts capitalized	25,786	10,750	4,671
Amortization of deferred commissions	16,996	13,763	10,402
Non-cash lease expense	2,909	—	—
Foreign currency transaction (gains) losses	524	382	(931)
Other	(416)	267	132
Changes in operating assets and liabilities			
Accounts receivable	(3,537)	(730)	(5,524)
Deferred commissions	(17,590)	(20,495)	(13,450)
Prepaid expenses and other assets	(159)	(6,217)	56
Accounts payable	(495)	(491)	925
Accrued compensation and benefits	(3,497)	7,030	298
Accrued expenses and other liabilities	3,103	(493)	(279)
Operating lease liabilities	(2,754)	—	—
Deferred revenue	3,268	10,013	782
Net cash used in operating activities	(41,185)	(41,574)	(39,178)
Cash flows from investing activities			
Purchases of short-term investments	(144,613)	(112,479)	(20,493)
Maturities and sales of short-term investments	126,893	21,268	900
Additions to property and equipment	(5,646)	(819)	(2,819)
Net cash used in investing activities	(23,366)	(92,030)	(22,412)
Cash flows from financing activities			
Payments of debt	—	(25,000)	(57,402)
Proceeds from issuance of debt, net of issuance costs	—	—	31,402
Proceeds from issuance of Series G redeemable convertible preferred stock, net of issuance costs	—	—	104,316
Proceeds from exercise of stock options	5,222	7,495	2,185
Proceeds from issuance of common stock under ESPP	4,484	—	—
Proceeds from initial public offering, net of underwriting discounts and commissions	—	214,854	—
Payment for fractional shares in reverse stock split	—	(9)	—
Payments of deferred offering costs	—	(4,930)	—
Net cash provided by financing activities	9,706	192,410	80,501
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(397)	(415)	162
Net increase (decrease) in cash, cash equivalents and restricted cash	(55,242)	58,391	19,073
Cash, cash equivalents and restricted cash			
Beginning of period	96,231	37,840	18,767
End of period	$ 40,989	$ 96,231	$ 37,840
Cash and cash equivalents	$ 40,446	$ 95,688	$ 37,297
Restricted cash included in other assets	543	543	543
Total cash, cash equivalents and restricted cash	40,989	$ 96,231	$ 37,840
Supplemental disclosures of cash activities			
Cash paid for income taxes	$ 781	$ 797	$ 866
Cash paid for interest	$ 101	$ 616	$ 5,951
Non-cash investing and financing activities:			
Stock-based compensation capitalized as internal-use software costs	$ 663	$ —	$ —
Net change in unrealized gains or losses on available-for-sale debt securities	$ (612)	$ (196)	$ —
Change in purchases of property and equipment included in accounts payable and other accrued liabilities	$ 15	$ (212)	$ 309
Change in deferred offering costs included in accounts payable and other accrued liabilities	$ —	$ (1,084)	$ 1,084
Conversion of redeemable convertible preferred stock to common stock	$ —	$ 259,822	$ —

The accompanying notes are an integral part of these consolidated financial statements.

COUCHBASE, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Description of Business

Couchbase, Inc. provides an enterprise-class, multi-cloud NoSQL database architected on top of an open source foundation. Couchbase was incorporated in the State of Delaware in 2008 and is headquartered in Santa Clara, California. In these notes to the consolidated financial statements, the "Company," "Couchbase" "we," "us," and "our" refers to Couchbase, Inc. and its subsidiaries on a consolidated basis.

2. Basis of Presentation and Summary of Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements have been prepared in conformity with generally accepted accounting principles in the United States of America ("GAAP"). The Company's consolidated financial statements and accompanying notes include the accounts of the Company and its wholly-owned subsidiaries. All intercompany accounts and transactions have been eliminated in consolidation.

Initial Public Offering

In July 2021, the Company completed its initial public offering ("IPO"), for the sale and issuance of 9,589,999 shares of its common stock at $24.00 per share, which included 1,250,869 shares issued pursuant to the exercise of the underwriters' option to purchase additional shares. The Company received net proceeds of $214.9 million, after deducting underwriters' discounts and commissions and before consideration of other issuance costs. In connection with the IPO, all 26,710,600 shares of outstanding redeemable convertible preferred stock automatically converted into an equivalent number of shares of common stock, inclusive of 640,387 shares of additional stock issued related to preferred stock conversion and dividend features.

Reverse Stock Split

On June 30, 2021, the Company effected a 2.5-for-1 reverse stock split of its outstanding common stock, common stock warrants, preferred stock and stock option awards. All issued and outstanding shares of common stock, common stock warrants, preferred stock, stock option awards and per share data have been adjusted in these consolidated financial statements, on a retrospective basis, to reflect the reverse stock split for all periods presented. The par value of the common stock and preferred stock was not adjusted because of the reverse stock split.

Fiscal Year

The Company's fiscal year ends on January 31. References to fiscal 2023, 2022 and 2021 refer to the years ended January 31, 2023, 2022 and 2021, respectively.

Segment Information

The Company has a single operating and reportable segment. The Company's chief operating decision maker is its Chief Executive Officer, who reviews financial information presented on a consolidated basis for purposes of making operating decisions, assessing financial performance and allocating resources.

Use of Estimates

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts stated in the financial statements and accompanying notes. Such estimates include standalone selling prices for each distinct performance obligation, capitalized internal-use software costs, expected period of benefit for deferred commissions, valuation of the Company's common stock prior to the IPO in July 2021, valuation of stock-based awards, the determination of allowance for doubtful accounts, the incremental borrowing rate used to measure operating lease liabilities, and accounting for income taxes. The Company bases its estimates on historical experience and assumptions that management considers reasonable.

The Company assesses these estimates on a regular basis; however, actual results could differ from these estimates. Estimates and assumptions about future events and their effects, including the impact of macroeconomic conditions such as inflation and foreign exchange fluctuations, cannot be determined with certainty and therefore require increased judgment. These estimates and assumptions may change in future periods and will be recognized in the consolidated financial statements as new events occur and additional information becomes known. To the extent the Company's actual results differ materially from those estimates and assumptions, the Company's future financial statements could be affected.

Foreign Currency

The reporting currency of the Company is the United States dollar ("U.S. dollar"). The functional currency of each of the Company's foreign subsidiaries is the U.S. dollar. Accordingly, each foreign subsidiary remeasures monetary assets and liabilities at period-end exchange rates, while nonmonetary items are remeasured at historical rates. Revenue and expense items are remeasured at the exchange rates in effect on the day the transaction occurred, except for those expenses related to non-monetary assets and liabilities, which are remeasured at historical exchange rates. Remeasurement adjustments are recognized in other income (expense), net in the consolidated statements of operations. The Company had foreign currency transaction gains (losses) of $(0.5) million, $(0.4) million and $0.9 million for the years ended January 31, 2023, 2022 and 2021, respectively.

Revenue Recognition

The Company accounts for revenue in accordance with Accounting Standards Codification ("ASC") Topic 606, *Revenue from Contracts with Customers* ("ASC 606").

Revenue is derived from sales of subscriptions and services.

Subscription revenue primarily consists of revenue from: (1) term-based software licenses sold in conjunction with post-contract support ("PCS" or "Support") and (2) a consumption-based database-as-a-service offering. PCS bundled with software licenses includes internet, email and phone support, bug fixes and the right to receive unspecified software updates and upgrades released when and if available during the subscription term. The software license is presented as "License." PCS and database-as-a-service revenue are presented as "Support and other" in the Company's consolidated statements of operations. The software license in the subscription is a distinct performance obligation from PCS. License revenue is recognized upon transfer when the customer has received access to the software. The PCS is recognized ratably over the term of the arrangement beginning on the date when access to the subscription is made available to the customer and represents a substantial majority of the Company's revenue. Performance obligations related to the database-as-a-service offering are recognized on a usage-basis as the consumption of this service represents a direct measurement of the value to the customer of the services transferred to date relative to the remaining services promised under the contract. The non-cancelable term of the Company's subscription arrangements typically ranges from one to three years but may be longer or shorter in limited circumstances. The Company typically bills subscription revenue annually in advance. Customer on-demand arrangements generally have a monthly stated contract term and are billed monthly. "Other" revenue was not material for the years ended January 31, 2023, 2022 and 2021.

The Company's services revenue is derived from professional services for the implementation or configuration of its platform and training. Professional services are provided primarily on a fixed fee basis and are generally invoiced upfront, and training is generally priced on number of seats purchased. These services are distinct from software licenses and PCS. Revenue for fixed fee arrangements is recognized on a proportional performance basis as the services are performed. Revenue for training is recognized upon delivery.

The Company determines revenue recognition in accordance with ASC 606 through the following five steps:

- *Identify the contract with a customer:* The Company usually contracts with its customers using an order form that is governed by the Company's standard electronic software licensing or master service agreement, or by the master sales agreement executed between the Company and the customer. A fully executed order form creates enforceable rights and obligations. The Company uses multiple factors such as historical payments experience, credit status and financial status in determining the customer's ability to pay. At contract inception, the Company evaluates whether two or more contracts should be combined and accounted for as a single contract and whether the combined or single contract includes more than one performance obligation. The Company uses factors such as timing of the contract, negotiation teams involved and additional subscriptions or services contracted to determine combination.

- *Identify performance obligations in the contract:* The Company enters into contracts that can include various combinations of products and services that are both (1) capable of being distinct, whereby the customer can benefit from the product or service either on its own or together with other resources that are readily available from third parties or from the Company and (2) distinct in the context of the contract, whereby the transfer of the products or services is separately identifiable from other promises in the contract.

• *Determine transaction price:* The transaction price is the consideration the Company expects to receive in exchange for those products or services. Variable consideration is included in the transaction price if, in the Company's judgment, it is probable that a significant future reversal of cumulative revenue recognized under the contract will not occur. Revenue is recognized net of any taxes collected from customers, which are subsequently remitted to governmental entities (e.g., sales and other indirect taxes).

• *Allocate transaction price to the performance obligations in the contract*: Arrangements that include multiple performance obligations require an allocation of the transaction price to each performance obligation based on the relative SSP of the performance obligation. The Company also considers if there are any additional material rights inherent in a contract, and if so, the Company allocates a portion of the transaction price to such rights based on SSP of the material right. When appropriate, the Company determines SSP based on the price at which the performance obligation has previously been sold through past transactions. The Company determines SSP for performance obligations with no observable evidence using adjusted market, cost plus or residual methods. When the SSP of a subscription including bundled software license and PCS is highly variable and the contract also includes additional performance obligations with observable SSP, the Company first allocates the transaction price to the performance obligations with established SSPs and then applies the residual approach to allocate the remaining transaction price to the subscription. If the contract contains a single performance obligation, the entire transaction price is allocated to the single performance obligation.

• *Recognize revenue when or as the Company satisfies a performance obligation:* The Company recognizes revenue upon transfer of control of promised products or services. Revenue is recognized based on type of performance obligation.

Allocation of Overhead Costs

Overhead costs that are not substantially dedicated for use by a specific functional organization are allocated based on headcount. Such costs include costs associated with office facilities, depreciation and amortization of property and equipment and IT personnel-related costs and other expenses, such as software and subscription services.

Cost of Revenue

Cost of subscription revenue consists primarily of personnel-related costs associated with the Company's customer support organization, including salaries, benefits, bonuses and stock-based compensation, expenses associated with software and subscription services dedicated for use by the Company's customer support organization, third-party cloud infrastructure expenses, amortization of costs associated with capitalized internal-use software and allocated overhead. There is no cost of revenue associated with the Company's license revenue.

Cost of services revenue consists primarily of personnel-related costs associated with the Company's professional services and training organization, including salaries, benefits, bonuses and stock-based compensation, costs of contracted third-party partners for professional services, expenses associated with software and subscription services dedicated for use by the Company's service organization, travel-related expenses and allocated overhead.

Advertising

Advertising costs are charged to sales and marketing expenses in the consolidated statement of operations in the period incurred. These costs were not material for the years ended January 31, 2023, 2022 and 2021.

Stock-Based Compensation

The Company measures and recognizes compensation expense for all stock-based awards, including restricted stock units, stock options, and the ESPP, to employees, consultants and nonemployee directors based on the estimated fair value of the awards on the grant date. The fair value of stock options and purchase rights under the ESPP are estimated using the Black-Scholes option-pricing model. The fair value of market-based performance restricted stock unit awards is estimated, at the date of grant, using the Monte Carlo Simulation Model. The Black-Scholes and Monte Carlo Simulation valuation models are affected by the fair value of the Company's common stock as well as assumptions regarding a number of other complex and subjective variables. These variables include expected stock price volatility over the expected term of the award, the risk-free interest rate for the expected term of the award and expected dividends.

Stock-based compensation expense for restricted stock units and stock options is recognized over the requisite service period. Forfeitures are accounted for as they occur. For awards with only a service condition, the Company recognizes stock-based compensation using the straight-line method over the requisite service period for the entire award. For awards with a market condition, we recognize expense separately for each vesting tranche regardless of whether the market condition is satisfied. Stock-based compensation expense for the ESPP is recognized on a straight-line basis over the offering period.

Income Taxes

The Company is subject to income taxes in the United States and certain foreign jurisdictions.

The Company records a provision for income taxes for the anticipated tax consequences of the reported results of operations using the asset and liability method. Under this method, the Company recognizes deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts for financial reporting purposes and the tax bases of assets and liabilities, as well as for loss and tax credit carryforwards. The deferred assets and liabilities are measured using the statutorily enacted tax rates anticipated to be in effect when those tax assets and liabilities are expected to be realized or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the period that includes the enactment date.

A valuation allowance is established if, based upon the available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. The Company considers all available evidence, both positive and negative, including historical levels of income, expectations and risks associated with estimates of future taxable income in assessing the need for a valuation allowance.

The Company's tax positions are subject to income tax audits by multiple tax jurisdictions throughout the world. The Company recognizes the tax benefit of an uncertain tax position only if it is more likely than not the position will be sustainable upon examination by the taxing authority, including resolution of any related appeals or litigation processes. This evaluation is based on all available evidence and assumes that the tax authorities have full knowledge of all relevant information concerning the tax position. The tax benefit recognized is measured as the largest amount of benefit that is more likely than not to be realized upon ultimate settlement with the taxing authority. The Company recognizes interest accrued and penalties related to unrecognized tax benefits in the provision for income taxes. The Company makes adjustments to these reserves in accordance with the income tax guidance when facts and circumstances change, such as the closing of a tax audit or the refinement of an estimate.

Net Loss Per Share Attributable to Common Stockholders

Basic and diluted net loss per share attributable to common stockholders is computed in conformity with the two-class method required for participating securities. The Company considered all series of its redeemable convertible preferred stock to be participating securities as the holders of such stock had the right to receive nonforfeitable dividends on a pari passu basis in the event that a dividend was paid on common stock. Under the two-class method, the net loss attributable to common stockholders was not allocated to the redeemable convertible preferred stock as the preferred stockholders did not have a contractual obligation to share in the Company's losses.

Basic net loss per share is computed by dividing net loss attributable to common stockholders by the weighted-average number of shares of common stock outstanding during the period. Diluted net loss per share is computed by giving effect to all potentially dilutive shares to the extent they are dilutive. For purposes of this calculation, stock options, redeemable convertible preferred stock, common stock warrants, RSUs and employee stock purchase rights under the ESPP are considered to be potentially dilutive shares but have been excluded from the calculation of diluted net loss per share attributable to common stockholders as their effect is anti-dilutive.

Cash and Cash Equivalents

The Company considers all highly liquid investments with original or remaining maturities of three months or less when purchased to be cash and cash equivalents.

Restricted Cash

Restricted cash is held in a money market account in connection with a lease agreement for the Company's facilities. Restricted cash is included in other noncurrent assets on the consolidated balance sheets as the related lease expires more than one year from the balance sheet date.

Short-Term Investments

The Company determines the appropriate classification of its investments at the time of purchase. As the Company views these securities as available to support current operations, it accounts for these debt securities as available-for-sale and classifies them as current assets on its consolidated balance sheets. These securities are recorded at estimated fair value. Unrealized gains and losses for available-for-sale securities are included in accumulated other comprehensive income (loss). The Company periodically evaluates its investments to assess whether those with unrealized loss positions are other-than-temporarily impaired. The Company considers impairments to be other than temporary if they are related to deterioration in credit risk or if it is more likely than not that the Company will sell the securities before the recovery of their cost basis. If the Company does not intend to sell a security and it is not more likely than not that it will be required to sell the security before recovery, the unrealized loss is separated into an amount representing the credit loss, which is recognized in other income (expense), net, and the amount related to all other factors, which is recorded in accumulated other comprehensive income (loss).

Realized gains and losses and declines in value judged to be other than temporary are determined based on the specific identification method and are reported in other income (expense), net in the consolidated statements of operations. Realized gains and losses for the years ended January 31, 2023, 2022 and 2021 were not material.

Accounts Receivable

Accounts receivable includes billed and unbilled receivables, net of allowance for doubtful accounts. Accounts receivable are recorded at the invoiced amount and are non-interest bearing. The Company records a provision for doubtful accounts based on historical experience and a detailed assessment of the collectability of its accounts receivable. In estimating the allowance for doubtful accounts, the Company considers, among other factors, the aging of the accounts receivable, its historical write-offs, the credit worthiness of customers and general economic conditions. Account balances are charged off against the allowance when the Company believes it is probable the receivable will not be recovered. Actual write-offs may either be in excess of or less than the estimated allowance.

Unbilled accounts receivable represents revenue recognized on contracts in excess of invoiced amounts. Unbilled accounts receivable as of January 31, 2023 and 2022 were not material.

The following table presents the changes in the allowance for doubtful accounts (in thousands):

	Year Ended January 31,		
	2023	2022	2021
Beginning balance	$ 108	$ 73	$ 81
Add: bad debt expense	69	41	84
Less: write-offs, net of recoveries	(4)	(6)	(92)
Ending balance	$ 173	$ 108	$ 73

Concentration of Credit Risk

Financial instruments that potentially subject the Company to credit risk primarily consist of cash, cash equivalents, restricted cash, short-term investments and accounts receivable. The Company maintains its cash and cash equivalents, restricted cash and short-term investments with high-quality financial institutions. Cash equivalents consist of money market funds which are invested through financial institutions in the United States. Deposits, including those held in foreign branches of global banks, may exceed the amount of insurance provided on such deposits. The Company has not experienced any losses on these deposits.

For its accounts receivable, the Company is exposed to credit risk in the event of nonpayment by customers to the extent of the amounts recorded on the consolidated balance sheet. Generally, credit risk with respect to accounts receivable is diversified due to the number of entities comprising the Company's customer base and their dispersion across different geographies and industries. The Company performs ongoing credit evaluations on certain customers and generally does not require collateral on accounts receivable. The Company maintains an allowance for doubtful accounts and historically bad debts have not been material.

No customer accounted for 10% or more of total revenue for the years ended January 31, 2023, 2022 and 2021. One customer accounted for approximately 12% of gross accounts receivable as of January 31, 2023. No customer accounted for 10% or more of gross accounts receivable as of January 31, 2022.

Fair Value of Financial Instruments

The Company accounts for certain of its financial assets and liabilities at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the reporting date. The accounting guidance establishes a three-tiered hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value as follows:

Level 1:   Observable inputs, such as quoted prices in active markets for identical assets or liabilities.

Level 2:   Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3:   Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

Property and Equipment, Net

Property and equipment are recorded at cost, less accumulated depreciation and amortization. Depreciation and amortization is computed using the straight-line method over the estimated useful lives of the assets, which is as follows:

Computer equipment	3 years
Furniture and fixtures	5 years
Leasehold improvements	Shorter of lease term or estimated useful life
Capitalized internal-use software	3 years

When assets are retired or otherwise disposed of, the cost and accumulated depreciation and amortization are removed from the consolidated balance sheets, and any resulting gain or loss is reflected in the consolidated statements of operations in the period realized. Maintenance and repairs are charged to expense in the consolidated statements of operations in the period incurred.

Capitalized Internal-Use Software

The Company capitalizes qualifying internal-use software development costs, including personnel-related costs that are incurred during the application development stage. Capitalization of costs begins when two criteria are met: (1) the preliminary project stage is completed and (2) it is probable that the software will be completed and used for its intended function. Capitalization ceases when the software is substantially complete and ready for its intended use, including the completion of all significant testing. Costs related to preliminary project activities and post-implementation operating activities are expensed as incurred.

Capitalized internal-use software costs are included in property and equipment, net on the consolidated balance sheets. These costs are amortized on a straight-line basis over their estimated useful life commencing when assets are initially placed into service for their intended use. Amortization expense of capitalized internal-use software costs was included in cost of subscription revenue in the consolidated statements of operations.

Leases

Effective February 1, 2022, the consolidated financial statements reflect the adoption of ASC 842, *Leases*, using the modified retrospective method. Refer to *Accounting Pronouncements Recently Adopted* below regarding the adoption impact of ASC 842.

Lease right-of-use ("ROU") assets and liabilities, with the exception of short-term leases, are recognized at the commencement date based on the present value of lease payments over the lease term. The Company estimates the discount rate based on the information available at the lease commencement date unless the implicit rate is readily determinable. For leases that commenced prior to the adoption of ASC 842, the Company used the discount rate on February 1, 2022. The lease ROU assets also include any lease payments made and exclude lease incentives such as tenant improvement allowances. Options to extend the lease term are included in the lease term when it is reasonably certain the extension option will be exercised.

Impairment of Long-Lived Assets

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. Impairment exists for property and equipment if the carrying amounts of such assets exceed the estimates of future net undiscounted cash flows expected to be generated by such assets. An impairment charge is recognized for the amount by which the carrying amount of the asset, or asset group, exceeds its fair value. No impairment of long-lived assets occurred during the years ended January 31, 2023, 2022 and 2021.

Deferred Commissions

The Company capitalizes certain sales commissions, including related payroll taxes, earned by the Company's sales force, which are considered to be incremental costs that would not be incurred absent entering into the contract with the customer. Commissions earned on the initial acquisition of a contract are amortized based on the expected future revenue stream over a period of benefit of three years. The Company determined the period of benefit by taking into consideration its customer contracts, its technological life and other factors. Commissions paid for renewal contracts are not commensurate with the commissions paid for initial acquisition of a contract and are amortized over the related contractual renewal period. The deferred commission amounts are recoverable through the future revenue streams under the customer contracts. Amortization of deferred commissions is included in sales and marketing expenses in the consolidated statements of operations. Impairment losses related to deferred sales commissions were immaterial for the years ended January 31, 2023, 2022 and 2021. Commissions that will be amortized within the next twelve months are classified as current with the remainder classified as non-current on the consolidated balance sheets.

Deferred Revenue

The Company records deferred revenue when the Company receives customer payments in advance of satisfying the performance obligations on the Company's contracts. Deferred revenue also includes amounts that have been invoiced but not yet collected, classified as accounts receivable, when the Company has an enforceable right to invoice. The portion of deferred revenue that is anticipated to be recognized as revenue during the succeeding twelve-month period is recorded as deferred revenue, current with the remainder classified as deferred revenue, noncurrent on the consolidated balance sheets.

Recent Accounting Pronouncements

Accounting Pronouncements Recently Adopted

In August 2018, the Financial Accounting Standards Board ("FASB") issued ASU No. 2018-15, *Intangibles— Goodwill and Other— Internal-Use Software,* which aligns the requirements for capitalizing implementation costs incurred in a hosting arrangement that is a service contract with the requirements for capitalizing implementation costs incurred to develop or obtain internal-use software (and hosting arrangements that include an internal use software license). The accounting for the service element of a hosting arrangement that is a service contract is not affected by the amendments in this ASU. The Company adopted this guidance on February 1, 2022 prospectively for implementation costs incurred after the date of adoption, and the adoption did not have a material impact on the consolidated financial statements.

In December 2019, the FASB issued ASU No. 2019-12, *Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes*, which simplifies the accounting for income taxes by amending and clarifying existing guidance in ASC 740, as well as removing certain exceptions within ASC 740. The Company adopted this guidance on February 1, 2022, and the adoption did not have a material impact on the consolidated financial statements.

Leases: In February 2016, the FASB issued Accounting Standards Update ("ASU") No. 2016-02 and several amendments, codified as ASC 842, *Leases*, which amends the existing accounting standards for leases. The new standard requires lessees to record a ROU asset and a corresponding lease liability on the balance sheet (with the exception of short-term leases). For lessees, leases will continue to be classified as either operating or financing in the income statement. The Company adopted the guidance on February 1, 2022 utilizing the modified retrospective transition method through a cumulative-effect adjustment at the beginning of the first quarter of fiscal 2023.

The Company elected the package of transitional practical expedients upon which, among other provisions, allowed the Company not to reassess under the new standard prior conclusions about lease identification, lease classification and initial direct costs, for any existing leases on the adoption date. The Company elected not to record leases that, at the commencement date, have a lease term of twelve months or less. The Company did not elect to apply the hindsight practical expedient when determining lease term and assessing impairment of ROU assets. The Company also did not elect to combine its lease and non-lease components. Non-lease components that are not fixed are expensed as incurred as variable lease payments.

Upon adoption of ASC 842, the Company recognized operating lease ROU assets and operating lease liabilities of $6.7 million and $7.5 million, respectively, as of February 1, 2022 and did not include any retrospective adjustments to comparative periods to reflect the adoption of ASC 842. The difference of $0.8 million between operating lease ROU assets and operating lease liabilities at the adoption date related to deferred rent.

Accounting Pronouncements Not Yet Adopted

Under the JOBS Act, the Company meets the definition of an emerging growth company and can delay adopting new or revised accounting standards issued after the enactment of the JOBS Act until such time as those standards apply to private companies. The Company has elected to use this extended transition period for complying with new or revised accounting standards that have different effective dates for public and private companies until the Company is no longer an emerging growth company or until the Company affirmatively and irrevocably opts out of the extended transition period.

In June 2016, the FASB issued ASU 2016-13, *Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments*, which requires a financial asset measured at amortized cost basis to be presented at the net amount expected to be collected, with further clarifications made more recently. For trade receivables, loans and other financial instruments, the Company will be required to use a forward-looking expected loss model rather than the incurred loss model for recognizing credit losses which reflects losses that are probable. Credit losses relating to available-for-sale debt securities are required to be recorded through an allowance for credit losses rather than as a reduction in the amortized cost basis of the securities. The Company adopted this standard on February 1, 2023 and is evaluating the impact the adoption will have on the consolidated financial statements, however such impact is not expected to be material.

3. Cash Equivalents and Short-Term Investments

The following tables summarize the Company's cash equivalents and short-term investments (in thousands):

	As of January 31, 2023			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Cash Equivalents				
Money market funds	$ 29,239	$ —	$ —	$ 29,239
Corporate debt securities	1,122	—	—	1,122
Total cash equivalents	30,361	—	—	30,361
Short-Term Investments				
U.S. government treasury securities	71,981	1	(729)	71,253
Commercial paper	31,500	—	—	31,500
Corporate debt securities	11,952	—	(50)	11,902
U.S. government agency securities	7,839	3	(1)	7,841
Asset-backed securities	5,391	—	(31)	5,360
Total short-term investments	128,663	4	(811)	127,856
Total	$ 159,024	$ 4	$ (811)	$ 158,217

	As of January 31, 2022			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Cash Equivalents				
Money market funds	$ 86,505	$ —	$ —	$ 86,505
Total cash equivalents	86,505	—	—	86,505
Short-Term Investments				
U.S. government treasury securities	39,340	—	(129)	39,211
Commercial paper	40,966	—	(1)	40,965
Corporate debt securities	30,156	—	(66)	30,090
Total short-term investments	110,462	—	(196)	110,266
Total	$ 196,967	$ —	$ (196)	$ 196,771

During the years ended January 31, 2023, 2022 and 2021, the Company did not reclassify any amounts to earnings from accumulated other comprehensive income (loss) related to unrealized gains or losses in other income (expense), net in the consolidated statements of operations.

As of January 31, 2023, the Company's short-term investments consisted of $122.0 million and $5.9 million with a contractual maturity date of less than one year and greater than one year, respectively. As of January 31, 2022, the Company's short-term investments consisted of $108.3 million and $2.0 million with a contractual maturity date of less than one year and greater than one year, respectively.

The Company's gross unrealized losses and fair values for short-term investments that were in an unrealized loss position as of January 31, 2023 and 2022, aggregated by investment category and the length of time that individual securities have been in a continuous loss position were as follows (in thousands):

	As of January 31, 2023					
	Less Than 12 Months		12 Months or Greater		Total	
	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value
U.S. government treasury securities	$ (729)	$ 64,397	$ —	$ —	$ (729)	$ 64,397
Corporate debt securities	(49)	8,909	(1)	1,999	(50)	10,908
U.S. government agency securities	(1)	1,918	—	—	(1)	1,918
Asset-backed securities	(31)	5,359	—	—	(31)	5,359
Total	$ (810)	$ 80,583	$ (1)	$ 1,999	$ (811)	$ 82,582

	As of January 31, 2022					
	Less Than 12 Months		12 Months or Greater		Total	
	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value
U.S. government treasury securities	$ (129)	$ 39,211	$ —	$ —	$ (129)	$ 39,211
Commercial paper	(1)	2,497	—	—	(1)	2,497
Corporate debt securities	(66)	30,090	—	—	(66)	30,090
Total	$ (196)	$ 71,798	$ —	$ —	$ (196)	$ 71,798

As of January 31, 2023 and 2022, the Company had 27 and 25 short-term investments in an unrealized loss position, respectively. During the years ended January 31, 2023, 2022 and 2021, the Company had no other-than-temporary impairments of short-term investments.

4. Fair Value Measurements

The Company accounts for certain of its financial assets and liabilities at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the reporting date. The accounting guidance establishes a three-tiered hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value as follows:

Level 1: Observable inputs, such as quoted prices in active markets for identical assets or liabilities.

Level 2: Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3: Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The carrying amounts reflected on the consolidated balance sheets for cash equivalents, accounts receivable, accounts payable and accrued liabilities approximate fair value due to the short maturities of those instruments.

The following tables present the fair value hierarchy for the Company's assets measured at fair value on a recurring basis (in thousands):

	As of January 31, 2023		
	Level 1	Level 2	Total
Cash Equivalents			
Money market funds	$ 29,239	$ —	$ 29,239
Corporate debt securities	—	1,122	1,122
Total cash equivalents	29,239	1,122	30,361
Short-Term Investments			
U.S. government treasury securities	—	71,253	71,253
Commercial paper	—	31,500	31,500
Corporate debt securities	—	11,902	11,902
U.S. government agency securities	—	7,841	7,841
Asset-backed securities	—	5,360	5,360
Total short-term investments	—	127,856	127,856
Total	$ 29,239	$ 128,978	$ 158,217

	As of January 31, 2022		
	Level 1	Level 2	Total
Cash Equivalents			
Money market funds	$ 86,505	$ —	$ 86,505
Total cash equivalents	86,505	—	86,505
Short-Term Investments			
U.S. government treasury securities	—	39,211	39,211
Commercial paper	—	40,965	40,965
Corporate debt securities	—	30,090	30,090
Total short-term investments	—	110,266	110,266
Total	$ 86,505	$ 110,266	$ 196,771

The Company classifies its money market funds within Level 1 of the fair value hierarchy because they are valued based on quoted market prices in active markets. The Company classifies its U.S. government agency securities, asset-backed securities, commercial paper, corporate debt securities, and U.S. government treasury securities within Level 2 because they are valued using inputs other than quoted prices which are directly or indirectly observable in the market, including readily available pricing sources for the identical underlying security which may not be actively traded.

5. Balance Sheet Components

Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets consisted of the following (in thousands):

	As of January 31,	
	2023	2022
Prepaid expenses	$ 4,140	$ 4,518
Prepaid software	2,560	2,297
Other current assets	1,534	1,744
Total prepaid expenses and other current assets	$ 8,234	$ 8,559

Property and Equipment, Net

Property and equipment, net consisted of the following (in thousands):

	As of January 31,	
	2023	**2022**
Computer equipment	$ 3,586	$ 3,711
Furniture and fixtures	342	412
Capitalized internal-use software	7,884	5,772
Leasehold improvements	1,889	1,582
Construction in progress—capitalized internal-use software	3,395	—
Total gross property and equipment	17,096	11,477
Accumulated depreciation and amortization	(9,666)	(7,189)
Total property and equipment, net	$ 7,430	$ 4,288

Depreciation and amortization expense was $3.2 million, $2.8 million and $2.0 million for the years ended January 31, 2023, 2022 and 2021, respectively. Included in these amounts were the amortization of capitalized internal-use software development costs of $2.2 million, $1.9 million and $1.1 million for the years ended January 31, 2023, 2022 and 2021, respectively.

Accrued Compensation and Benefits

Accrued compensation and benefits consisted of the following (in thousands):

	As of January 31,	
	2023	**2022**
Accrued bonus	$ 5,944	$ 5,557
Accrued commissions	3,593	4,226
Accrued payroll and benefits	1,995	2,863
Employee contributions under the ESPP	1,109	3,497
Total accrued compensation and benefits	$ 12,641	$ 16,143

Other Accrued Liabilities

Other accrued liabilities consisted of the following (in thousands):

	As of January 31,	
	2023	**2022**
Accrued professional fees	$ 1,020	$ 717
Sales and value added tax payable	737	671
Income taxes payable	743	414
Accrued restructuring	1,567	—
Other	2,009	1,429
Total other accrued liabilities	$ 6,076	$ 3,231

6. Deferred Revenue and Remaining Performance Obligations

The following table presents the deferred revenue balances (in thousands):

	As of January 31,	
	2023	2022
Deferred revenue, current	$ 71,716	$ 69,010
Deferred revenue, noncurrent	3,275	2,713
Total deferred revenue	$ 74,991	$ 71,723

Changes in the deferred revenue balances during the years ended January 31, 2023 and 2022 were as follows (in thousands):

	Year Ended January 31,	
	2023	2022
Beginning balance	$ 71,723	$ 61,710
Performance obligations satisfied during the period that were included in the deferred revenue balance at the beginning of the year	(66,480)	(57,809)
Increases due to invoicing prior to satisfaction of performance obligations	69,748	67,822
Ending balance	$ 74,991	$ 71,723

Remaining performance obligations ("RPOs") represent the amount of contracted future revenue that has not yet been recognized, including both deferred revenue and non-cancelable contracted amounts that will be invoiced and recognized as revenue in future periods.

As of January 31, 2023, the Company's RPOs were $165.9 million. The Company expects to recognize revenue of $117.2 million of these remaining performance obligations over the next twelve months with the remaining balances recognized thereafter.

7. Debt

Interest expense was $0.1 million, $0.7 million and $7.0 million for the years ended January 31, 2023, 2022 and 2021, respectively. The effective interest rate was 4.1% and 16.0% for the years ended January 31, 2022 and 2021, respectively.

Term Loan

In August 2018, the Company entered into an agreement for a term loan with a certain lender, which was amended in April 2019 and in June 2020 (the "Amended Loan"). The Amended Loan provided maximum borrowings of up to $25.0 million, maturing in June 2024. In January 2021, the Company repaid all outstanding indebtedness owed pursuant to the Amended Loan and terminated the agreement. Pursuant to the termination of the Amended Loan, the related security interests have been removed and the covenants shall be of no further force and effect.

In connection with the April 2019 amendment, the Company issued warrants to purchase 105,350 shares of the Company's common stock at $7.48 per share, exercisable over 10 years. The fair value of the warrants was recorded to equity and as a debt discount that was amortized to interest over the term of the loan. The total fair value of the common stock warrants was $0.4 million. As of January 31, 2023, all warrants were outstanding and exercisable.

Credit Facility

In November 2017, the Company entered into a line of credit agreement with Silicon Valley Bank, or Credit Facility, providing the Company the ability to borrow up to $10.0 million from a revolving line of credit with an original maturity date in November 2018. Borrowings under the line of credit bear interest at a floating per annum rate equal to one half of one percentage point (0.50%) above the prime rate, which interest shall be payable monthly. The line of credit is secured with a pledge on substantially all the assets of the Company, except any intellectual property and is subject to a minimum revenue covenant.

In November 2018, the Company entered into an amendment with Silicon Valley Bank to increase the line of credit limit to $15.0 million and extend the maturity date to November 2019.

In April 2019, an amendment was entered into with the Silicon Valley Bank to decrease the line of credit to $10.0 million. In October 2019, an amendment was entered into with Silicon Valley Bank to extend the maturity of the line of credit to November 2020.

In November 2020, the Company entered into an amendment with Silicon Valley Bank to extend the maturity of the line of credit to February 2021. In January 2021, the Company entered into an amendment with Silicon Valley Bank to increase the line of credit limit to $40.0 million and extend the maturity date to January 2024. Upon the execution of this amendment, the Company borrowed $25.0 million from the line of credit. The outstanding principal balance is due at maturity with interest payable monthly. The line of credit bears a variable annual interest rate of the prime rate plus 0.5%. The Company is required to pay a fee equal to 0.25% per annum on the unused portion of the line of credit. The Company is also subject to a termination fee ranging from 0.5% to 1.0% of the line of credit if the Company terminates the agreement prior to the maturity date. The amendment also added certain financial covenants, including covenants related to certain financial metrics, that if not met, would limit the amount of additional borrowings under the line of credit.

The amended line of credit agreement requires the company to maintain an adjusted quick ratio (as defined by the agreement) of at least 1.15 to 1.0. The line of credit agreement also contains certain customary affirmative and negative covenants as well as customary events of default, subject to certain exceptions, including restrictions on the Company's ability to, among other things, incur debt and liens, maintain collateral accounts, undergo fundamental changes including mergers or consolidations, dispose assets including selling, transferring or assigning assets, pay dividends or other distributions or make or permit payments on any subordinated debt. The Company was in compliance with the financial covenants under the line of credit as of January 31, 2023.

The Company repaid the outstanding principal of its revolving line of credit of $25.0 million during the year ended January 31, 2022. As of January 31, 2023, $40.0 million was available for borrowing under the line of credit. On March 14, 2023, Silicon Valley Bridge Bank, N.A. announced that it had assumed the obligations and commitments of former Silicon Valley Bank, including the line of credit.

8. Leases

The Company leases facilities under non-cancelable operating leases, primarily for rent of office space. The leases have various expiration dates through November 2027, some of which include options to extend the leases for up to three years. The Company does not have any finance leases.

Operating lease costs were $2.9 million for the year ended January 31, 2023. Variable lease costs were $0.8 million for the year ended January 31, 2023. Short-term lease costs were $0.3 million for the year ended January 31, 2023.

The following table presents supplemental cash flow information related to leases (in thousands):

	Year Ended January 31, 2023
Cash paid for amounts included in the measurement of lease liabilities:	
Operating cash outflows from operating leases	$ 3,169
Right-of-use assets obtained in exchange for lease obligations:	
Operating leases	$ 2,811

The following table presents supplemental balance sheet information related to operating leases (in thousands, except for lease term and discount rate):

	As of January 31, 2023
Operating lease right-of-use assets	$ 6,940
Operating lease liabilities	$ 3,117
Operating lease liabilities, noncurrent	4,543
Total operating lease liabilities	$ 7,660
Weighted-average remaining lease term	2.7 years
Weighted-average discount rate	3.8 %

As of January 31, 2023, remaining maturities of operating lease liabilities were as follows (in thousands):

Period	Operating Leases
Fiscal 2024	$ 3,309
Fiscal 2025	2,975
Fiscal 2026	1,172
Fiscal 2027	352
Fiscal 2028 and thereafter	251
Total lease payments	8,059
Less: imputed interest	(399)
Total	$ 7,660

Future minimum lease payments under non-cancelable operating leases as of January 31, 2022 under ASC 840 were as follows (in thousands):

Year Ending January 31,	Operating Leases
2023	$ 2,845
2024	2,638
2025	2,178
2026	362
2027 and thereafter	—
Total	$ 8,023

9. Commitments and Contingencies

Other Contractual Commitments

Other contractual commitments relate to third-party cloud infrastructure agreements and subscription arrangements.

Future minimum payments under the Company's non-cancelable purchase commitments as of January 31, 2023 are presented in the table below (in thousands):

	Minimum Annual Commitments
Year Ending January 31,	
2024	$ 13,358
2025	15,141
2026	16,881
2027	14,167
2028 and thereafter	15,084
Total	$ 74,631

Legal Matters

From time to time, the Company may be a party to various legal matters, threatened claims, or proceedings in the normal course of business. Legal fees and other costs associated with such actions are expensed as incurred. The Company assesses, in conjunction with its legal counsel, the need to record a liability for litigation and contingencies. Legal accruals are recorded when and if it is determined that a loss related to a certain matter is both probable and reasonably estimable. The Company is not currently a party to any legal proceedings that, if determined adversely to it, would, in management's opinion, have a material and adverse effect on the Company's financial condition, results of operations, or cash flows.

Indemnification Agreements

In the ordinary course of business, the Company enters into agreements of varying scope and terms pursuant to which the Company agrees to indemnify customers, vendors, lessors and other business partners with respect to certain matters, including, but not limited to, losses arising out of the breach of such agreements, services to be provided by the Company or from intellectual property infringement claims made by third parties. Additionally, the Company entered into indemnification agreements with the Company's directors and officers that require the Company, among other things, to indemnify them against certain liabilities that may arise by reason of their status or service as directors or officers. The Company has not incurred material costs to defend lawsuits or settle claims related to these indemnification agreements nor are we aware of any such claims that could reasonably be expected to incur material costs.

10. Stockholders' Equity (Deficit) and Employee Incentive Plans

Redeemable Convertible Preferred Stock

Upon the closing of the Company's IPO, all 26,710,600 shares of redeemable convertible preferred stock were automatically converted into shares of common stock, which includes an additional 640,387 shares of redeemable convertible preferred stock. The additional shares of redeemable convertible preferred stock consisted of 162,032 shares for the Series E conversion feature and 478,355 shares for the Series G dividends. The carrying value of $259.8 million was reclassified into common stock and additional paid-in-capital. As of January 31, 2023, there were no shares of redeemable convertible preferred stock issued and outstanding.

In connection with the IPO, the Company's amended and restated certificate of incorporation became effective, which authorized the issuance of 200,000,000 shares of undesignated preferred stock with a par value of $0.00001 per share with rights and preferences, including voting rights, designated from time to time by the board of directors.

Common Stock

The Company's Amended and Restated Certificate of Incorporation authorized the Company to issue 1,000,000,000 shares of common stock at a par value of $0.00001 as of January 31, 2023 and 2022.

Each share of common stock is entitled to one vote. The holders of common stock are also entitled to receive dividends whenever funds are legally available and when and if declared by the board of directors, subject to the prior rights of holders of all classes of stock outstanding. As of January 31, 2023 and 2022, no dividends had been declared.

As of January 31, 2023, the Company has reserved common stock for future issuance as follows:

	January 31, 2023	January 31, 2022
Stock options outstanding	7,819,480	9,167,495
Shares available for future issuance under the 2021 Plan	2,063,716	2,798,981
Restricted stock units issued and outstanding	4,502,982	1,497,558
Shares available for future issuance under the 2023 Inducement Plan	1,300,000	—
ESPP	954,159	830,000
Common stock warrants	105,350	105,350
Total	16,745,687	14,399,384

Stock Plans

The Company has four equity incentive plans: the 2008 Equity Incentive Plan (the "2008 Plan"), 2018 Equity Incentive Plan (the "2018 Plan"), 2021 Equity Incentive Plan (the "2021 Plan") and 2023 Inducement Equity Incentive Plan (the "2023 Inducement Plan"), collectively (the "Stock Plans"). In connection with the Company's IPO in July 2021, the 2008 Plan and the 2018 Plan were terminated and replaced by the 2021 Plan and all shares that remained available for issuance under the 2018 Plan at that time were reserved for issuance under the 2021 Plan. The number of shares of common stock available for issuance under the 2021 Plan will be increased by any shares of common stock subject to awards outstanding under the 2008 Plan and the 2018 Plan that expire or otherwise terminate without having been exercised or issued in full, are tendered to or withheld by the Company for payment of an exercise price or for satisfying tax withholding obligations or are forfeited to or repurchased by the Company due to failure to vest.

The Company has issued stock options to employees, directors, consultants and advisors pursuant to the 2018 Plan and restricted stock units ("RSUs") under the 2021 Plan.

Equity awards permitted under the 2021 Plan may be stock options, stock appreciation rights, restricted stock, restricted stock units, performance units and performance shares. Stock option grants may be either Incentive Stock Options ("ISO") or Non-Qualified Stock Options ("NSO"). ISO may be granted only to Company employees (including officers and directors who are also employees). NSOs may be granted to Company employees, consultants, and nonemployee directors. Employee stock options are granted with an exercise price no less than the fair value of the underlying common stock on the grant date. Options granted under the 2021 Plan expire ten years from the date of grant and generally vest over four years at a rate of 25% upon the first anniversary of the issuance date and 1/48 per month thereafter.

As of January 31, 2023, there were 2.1 million shares available for grant under the 2021 Plan. The 2021 Plan provides that the number of shares reserved will automatically increase on the first day of each fiscal year, beginning on February 1, 2022, by an amount equal to the least of (i) 4,120,000 shares, (ii) five-percent (5%) of the outstanding shares of our common stock on the last day of the immediately preceding fiscal year, or (iii) such number of shares determined by the administrator of the 2021 Plan no later than the last day of the immediately preceding Fiscal Year.

Effective January 12, 2023, the Company adopted the 2023 Inducement Equity Incentive Plan (the "2023 Inducement Plan"), pursuant to which the Company reserved 1,300,000 shares of its common stock to be used exclusively for grants of awards to individuals who were not previously employees or directors of the Company, as an inducement material to the individual's entry into employment with the Company within the meaning of Rule 5635(c)(4) of the Nasdaq Listing Rules. The maximum number of shares of our common stock that may be issued under the 2023 Inducement Plan will not exceed 1,300,000 shares, all of which were available for future awards as of January 31, 2023. The 2023

Inducement Plan was approved by the Company's Board of Directors without stockholder approval in accordance with such rule.

Employee Stock Purchase Plan

In July 2021, the Company established an Employee Stock Purchase Plan ("ESPP") in which eligible employees may contribute up to 15% of their base compensation to purchase shares of common stock at a price equal to 85% of the lower of (1) the fair market value of a share of the Company's common stock at the beginning of the offering period and (2) the fair market value of a share of the Company's common stock on the purchase date. A participant will be permitted to purchase a maximum of shares during each offering period and no participant may purchase more than 1,000 shares during any offering period.

Except for the initial offering period, the ESPP provides for 24-month offering periods beginning March 21 and September 21 of each year, and each offering period will consist of four six-month purchase periods. The initial offering period began on July 22, 2021 and will end on September 20, 2023. The initial offering period consists of four purchase periods with the first purchase date on March 21, 2022, and the final purchase period ending on September 20, 2023.

The Company recognized stock-based compensation expense related to the ESPP of $2.0 million during the year ended January 31, 2023. As of January 31, 2023, accrued ESPP employee payroll contributions of $1.1 million are included within accrued compensation and benefits in the consolidated balance sheet. ESPP payroll contributions used to purchase shares are reclassified to stockholders' equity on the purchase date. As of January 31, 2023, $0.7 million of unrecognized stock-based compensation expense related to the ESPP is expected to be recognized over a weighted-average vesting period of 0.6 years.

During the year ended January 31, 2023, 314,315 shares of common stock were issued under the ESPP.

Stock Options

The following table summarizes stock option activity under the Stock Plans for the year ended January 31, 2023 (aggregate intrinsic value in thousands):

	Options Outstanding			
	Number of Options	Weighted-Average Exercise Price	Weighted-Average Contractual Term	Aggregate Intrinsic Value
Balances as of January 31, 2022	9,150,821	$ 9.76	6.53	$ 126,368
Options exercised	(801,079)	$ 6.40		
Options granted	—	$ —		
Options cancelled	(530,262)	$ 14.54		
Balances as of January 31, 2023	7,819,480	$ 9.78	5.21	$ 51,606
Options vested and expected to vest as of January 31, 2023	7,819,480	$ 9.78	5.21	$ 51,606
Options vested and exercisable as of January 31, 2023	6,525,570	$ 8.27	4.69	$ 48,560

The weighted-average grant-date fair value of options granted during the years ended January 31, 2022 and 2021 was $9.30 and $3.18, respectively. The total intrinsic value of options exercised during the years ended January 31, 2023, 2022 and 2021 was $9.3 million, $28.2 million and $3.6 million, respectively. Aggregate intrinsic value represents the difference between the exercise price of the options and the estimated fair value of the Company's common stock.

The Company recognized stock-based compensation expense related to stock options of $6.4 million, $7.5 million and $4.7 million, during the years ended January 31, 2023, 2022 and 2021, respectively. As of January 31, 2023, there was $8.8 million of unrecognized stock-based compensation expense related to unvested stock options, which is expected to be recognized over a weighted-average period of 1.7 years.

During the year ended January 31, 2018, in connection with services provided for recruitment, the Company granted 40,646 stock options outside of the Stock Plans to a third party. During the year ended January 31, 2023, the recipient exercised 16,674 stock options and as of January 31, 2023, the recipient had exercised all 40,646 options.

Service-Based RSUs

During the year ended January 31, 2022, the Company began granting RSUs to its employees, which have service-based vesting conditions. The service-based vesting condition for these awards is generally satisfied by rendering continuous service for four years, during which time the grants will vest quarterly.

The following table is a summary of RSU activity for the year ended January 31, 2023:

	RSUs Outstanding	
	Number of RSUs	Weighted Average Grant Date Fair Value Per Share
Balances as of January 31, 2022	283,558	$ 43.76
RSUs granted	4,340,172	17.80
RSUs vested	(452,477)	23.07
RSUs forfeited	(728,271)	21.84
Balances as of January 31, 2023	3,442,982	$ 18.39

The aggregate grant date fair value of the RSU awards granted was $77.2 million and $13.5 million during the years ended January 31, 2023 and 2022, respectively, which represents the fair value of the common stock on the date the service-based vesting awards were granted.

We recognized $15.3 million and $1.1 million in stock-based compensation expense related to service vesting-based RSUs during the years ended January 31, 2023 and 2022, respectively. As of January 31, 2023, there was $56.9 million of unrecognized compensation expense related to service-based RSUs expected to be recognized over a weighted-average vesting period of 3.2 years.

Market-Based RSUs

During the years ended January 31, 2023 and 2022, the Board of Directors granted restricted stock unit awards with market-based vesting conditions ("Market-based RSUs") to certain executive officers and members of senior management pursuant to the 2021 Plan. The Market-based RSUs are comprised of four tranches that vest depending on a consecutive 60-trading day stock price target of the Company's common stock. The grant fair value of each tranche was calculated using a Monte Carlo simulation model with the following assumptions:

	Year Ended January 31,	
	2023	2022
Market-based awards:		
Expected term (in years)	4.7	5.0
Expected volatility	63.0 %	50.0 %
Risk-free interest rate	2.9 %	1.7 %
Dividend yield	—	—

The following is a summary of market-based RSU activity for the year ended January 31, 2023:

	RSUs Outstanding	
	Number of RSUs	Weighted Average Grant Date Fair Value Per Share
Balances as of January 31, 2022	1,214,000	$ 6.48
RSUs granted	14,000	$ 5.30
RSUs vested	—	$ —
RSUs forfeited	(168,000)	$ 6.48
Balances as of January 31, 2023	1,060,000	$ 6.47

The grant date fair value of market-based RSUs was estimated at $0.1 million and $7.9 million during the years ended January 31, 2023 and 2022, respectively, and is being expensed over the requisite service period of each tranche regardless of whether the market condition is satisfied.

Stock-based compensation expense related to market-based RSUs was $2.0 million during the year ended January 31, 2023. During the year ended January 31, 2022, stock-based compensation expense related to market-based RSUs was immaterial. As of January 31, 2023, there was $4.9 million of unrecognized compensation expense related to market-based RSUs expected to be recognized over an average vesting period of 2.7 years.

Determination of Fair Value

The Company estimates the fair value of stock options and purchase rights issued to employees under the ESPP using the Black-Scholes option-pricing model, which is dependent upon several variables, such as the fair value of the Company's common stock, the expected option term, expected volatility of the Company's stock price over the expected term, expected risk-free interest rate over the expected option term, and expected dividend yield.

Expected term—The expected term represents the weighted-average period the stock options are expected to remain outstanding and is calculated using the simplified method, as the Company did not have sufficient historical information to develop reasonable expectations about future exercise patterns and post-vesting employment termination behavior. The simplified method calculates the expected term as the midpoint between the vesting date and the contractual expiration date of the option.

Expected volatility—The expected stock price volatility assumption was determined by examining the historical volatilities for industry peers, as the Company does not have sufficient trading history for the Company's common stock.

Risk-free interest rate—The risk-free rate assumption is based on the U.S. Treasury instruments whose term was consistent with the expected term of the Company's awards.

Dividend yield—The expected dividend assumption is based on the Company's history and expectation of dividend payouts.

Fair value of underlying common stock— Prior to the Company's IPO, the fair value was determined by the Board of Directors with input from management and contemporaneous independent third-party valuations. Subsequent to the IPO, the fair value of the Company's common stock is based on the daily average selling price on the Nasdaq Global Select Market.

The fair value of employee stock options was estimated using the following weighted-average assumptions:

	Year Ended January 31,		
	2023	**2022**	**2021**
Stock Option Plans:			
Expected term (in years)	*	6.1	6.1
Expected volatility	*	42.0 %	40.0 %
Risk-free interest rate	*	1.0 %	0.4 %
Dividend yield	*	—	—

* No stock options were granted during the year ended January 31, 2023.

The fair value of employee stock purchase rights for the offering period under the ESPP was determined on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:

	Year Ended January 31,	
	2023	**2022**
Employee Stock Purchase Plan:		
Expected term (in years)	0.9	1.0
Expected volatility	63.0 %	50.0 %
Risk-free interest rate	0.6 %	0.1 %
Dividend yield	—	—

Stock-Based Compensation

Stock-based compensation expense, net of amounts capitalized was as follows (in thousands):

| | Year Ended January 31, | | |
	2023	2022	2021
Cost of revenue—subscription	$ 535	$ 196	$ 69
Cost of revenue—services	433	196	54
Research and development	7,937	3,343	1,316
Sales and marketing	9,426	3,968	1,536
General and administrative	7,390	3,047	1,696
Restructuring	65	—	—
Total stock-based compensation expense	$ 25,786	$ 10,750	$ 4,671

11. Income Taxes

The components of income (loss) before income taxes were as follows (in thousands):

| | Year Ended January 31, | | |
	2023	2022	2021
United States	$ (75,449)	$ (61,180)	$ (42,232)
International	7,993	3,966	3,293
Total	$ (67,456)	$ (57,214)	$ (38,939)

The provision for income taxes consists of the following (in thousands):

| | Year Ended January 31, | | |
	2023	2022	2021
Current			
Federal	$ —	$ —	$ —
State	65	58	53
Foreign	1,459	957	991
	1,524	1,015	1,044
Deferred			
Federal	—	—	—
State	—	—	—
Foreign	(486)	—	—
	(486)	—	—
Total provision for income taxes	$ 1,038	$ 1,015	$ 1,044

The effective tax rate differs from the federal statutory income tax rate applied to the loss before provision for income taxes and tax due to the following:

	As of January 31,		
	2023	**2022**	**2021**
Provision for income taxes computed at federal statutory rate	21.0 %	21.0 %	21.0 %
State taxes, net of federal benefits	4.8	5.0	13.7
Foreign rate differential	1.6	0.2	(0.3)
Stock-based compensation	(2.6)	2.0	0.1
Tax credits	2.2	2.2	(0.1)
U.S. tax on foreign earnings	(1.4)	(0.2)	1.1
Change in valuation allowance	(24.2)	(31.2)	(37.8)
Other	(2.9)	(0.8)	(0.4)
Total	(1.5)%	(1.8)%	(2.7)%

Significant components of the Company's deferred tax assets are as follows (in thousands):

	As of January 31,	
	2023	**2022**
Deferred tax assets:		
Net operating loss carryforwards	$ 82,366	$ 80,434
Tax credit carryforwards	15,927	13,311
Accruals and reserves	4,076	2,541
Interest carryforwards	2,344	2,873
Deferred revenue	36	776
Stock-based compensation	3,302	2,680
Capitalized research & development costs	16,352	3,882
Other	32	6
Gross deferred tax assets	$ 124,435	$ 106,503
Less: Valuation allowance	(117,310)	(100,983)
Total deferred tax assets	$ 7,125	$ 5,520
Deferred tax liabilities:		
Deferred commissions	$ (4,993)	$ (4,858)
Other	(1,646)	(662)
Total deferred tax liabilities	$ (6,639)	$ (5,520)
Net deferred tax assets (liabilities)	$ 486	$ —

A valuation allowance is provided when it is not more likely than not that some portion of the deferred tax assets will be realized. Management believes that, based on a number of factors, it is more likely than not that the U.S. federal and state net deferred tax assets will not be fully realized, thus a full valuation allowance has been recorded as of January 31, 2023, 2022 and 2021. A valuation allowance of $117.3 million, $101.0 million, and $83.1 million has been established by the Company as of January 31, 2023, 2022 and 2021, respectively. The change in the valuation allowance during the years ended January 31, 2023, 2022 and 2021 was an increase of $16.3 million, $17.9 million and $14.7 million, respectively, primarily due to additional losses.

As of January 31, 2023, the Company had net operating loss carryforwards of $324.4 million for U.S. federal and $178.5 million for U.S. state income tax purposes available to offset future taxable income. Of the Company's U.S. federal NOLs, no amount may be carried forward indefinitely with no limitations when utilized, and $155.6 million may be carried forward indefinitely with utilization limited to 80% of taxable income. The remaining $168.8 million will begin to expire in 2028. The Company's state NOLs carryforwards begin to expire in 2026.. As of January 31, 2023, the Company had federal and state research and development credits of $13.8 million and $12.6 million, respectively. The federal research and development credits will begin expiring in 2029. The state research and development credits are not currently subject to expiration. Utilization of the net operating loss and tax credit carryforwards may be subject to annual limitation due to the ownership change limitations provided by the Code and similar state provisions. Such an annual limitation could result in the expiration of net operating loss and tax credit carryforwards before utilization.

Foreign withholding taxes have not been provided for the cumulative undistributed earnings of the Company's foreign subsidiaries as of January 31, 2023 due to the Company's intention to permanently reinvest such earnings. Determination of the amount of unrecognized deferred tax liability related to these earnings is not reasonably practicable.

The following table shows the changes in the gross unrecognized tax benefits (in thousands):

| | Year Ended January 31, | | |
	2023	2022	2021
Beginning balance	$ 8,835	$ 7,162	$ 3,601
Increase related to current year tax positions	1,744	1,673	1,401
Increase related to prior year tax positions	—	—	2,160
Ending balance	$ 10,579	$ 8,835	$ 7,162

As of January 31, 2023, 2022 and 2021, no amount of unrecognized tax benefits, if recognized, would impact the Company's effective tax rate.

There were no interest and penalties associated with unrecognized income tax benefits for the years ended January 31, 2023, 2022 and 2021.

Although it is reasonably possible that certain unrecognized tax benefits may increase or decrease within the next 12 months due to tax examination changes, settlement activities or the impact on recognition and measurement considerations related to the results of published tax cases or other similar activities, the Company does not anticipate any significant changes to unrecognized tax benefits over the next 12 months.

The Company files income tax returns in the U.S. federal jurisdiction, various state and local jurisdictions and in various international jurisdictions. Due to the Company's net operating loss carryforwards, all tax years since inception remain subject to examination by U.S. federal and state taxing authorities. Tax years 2015 and forward generally remain open for examination for foreign tax purposes.

12. Restructuring

During the fourth quarter of the fiscal year ended January 31, 2023, the Company initiated a restructuring plan to improve operational efficiency. This resulted in severance costs and related costs and stock-based compensation related to modifications of vested awards granted to certain employees impacted by the restructuring plan.

Restructuring expense was as follows (in thousands):

	Year Ended January 31, 2023
Employee severance and related costs	1,598
Stock-based compensation	65
Total restructuring charges	1,663

Restructuring Liabilities

Restructuring liabilities are reported within accrued expenses in the Consolidated Balance Sheets. The balance as of January 31, 2023 of $1.6 million is comprised of employee severance and related costs. An immaterial amount was paid during the year ended January 31, 2023.

13. Geographic Information

The following table depicts the disaggregation of revenue by geographic area based on the billing address of the customer (in thousands):

	Year Ended January 31,					
		2023		2022		2021
United States	$	95,762	$	77,074	$	66,737
International		59,062		46,468		36,548
Total	$	154,824	$	123,542	$	103,285

No individual foreign country contributed 10% or more of total revenue for the years ended January 31, 2023, 2022 and 2021.

As of January 31, 2023 and 2022, the majority of the Company's long-lived assets, including operating lease ROU assets were located in the United States.

14. Net Loss per Share

Basic net loss per share attributable to the Company's common stockholders is computed by dividing the net loss attributable to the Company's common stockholders by the weighted-average number of shares of common stock outstanding during the period. Diluted net loss per share is the same as basic net loss per share for all years presented because the effects of potentially dilutive items were anti-dilutive given the Company's net loss position in each period presented.

The following table presents the calculation of basic and diluted net loss per share attributable to common stockholders (in thousands, except per share data):

	Year Ended January 31,					
		2023		2022		2021
Numerator						
Net loss	$	(68,494)	$	(58,229)	$	(39,983)
Cumulative dividends on Series G redeemable convertible preferred stock		—		(2,917)		(4,076)
Net loss attributable to common stockholders	$	(68,494)	$	(61,146)	$	(44,059)
Denominator						
Weighted-average shares used in computing net loss per share attributable to common stockholders, basic and diluted		44,787		25,777		5,717
Net loss per share attributable to common stockholders, basic and diluted	$	(1.53)	$	(2.37)	$	(7.71)

The following potentially dilutive securities were excluded from the computation of diluted net loss per share for the periods presented because the impact of including them would have been anti-dilutive (in thousands):

	Year Ended January 31,		
	2023	2022	2021
Stock options	7,819	9,167	8,912
RSUs	4,499	1,498	—
Employee stock purchase rights under the ESPP	130	231	—
Common stock warrants	105	105	105
Redeemable convertible preferred stock (on an if-converted basis)	—	—	26,513
Total	12,553	11,001	35,530

15. Subsequent Events

Silicon Valley Bank

On March 10, 2023, Silicon Valley Bank ("SVB") was closed by the California Department of Financial Protection and Innovation, and the Federal Deposit Insurance Corporation ("FDIC") was appointed as receiver. Thereafter, the FDIC transferred all deposits of SVB to a newly created bridge bank, named Silicon Valley Bridge Bank, N.A. ("SVBB"), providing all depositors access to their money beginning on March 13, 2023. On March 26, 2023, the FDIC announced that it had entered into a purchase and assumption agreement for all deposits and loans of SVBB by First-Citizens Bank & Trust Company, Raleigh, North Carolina. The Company maintains certain operating accounts and has an undrawn revolving credit facility with the former SVB. The remainder of the Company's cash, cash equivalents and short-term investments are held at other financial institutions or third-party custodians. The Company believes that its potential exposure to any loss related to its accounts with the former SVB would not be material.

Modification of Market-Based Awards

On March 20, 2023, the Board of Directors approved a modification of the Company's 1,060,000 outstanding Market-based RSUs granted to certain executive officers and members of senior management.

The 840,000 awards granted to certain executive officers were modified from market-based vesting conditions to performance-based vesting conditions and will vest based on the Company achieving certain financial metrics over revised service periods. As of the modification date, total incremental stock-based compensation is approximately $6.0 million to be recognized over the revised service periods.

The 220,000 awards granted to certain members of senior management were modified to revise the 60-trading day stock price target of the Company's common stock and the requisite service periods. As of the modification date, total incremental stock-based compensation is approximately $1.4 million to be recognized over the revised service periods.

Item 9. Changes in and Disagreements With Accountants on Accounting and Financial Disclosure

Not applicable.

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures as of the end of the period covered by this Annual Report on Form 10-K. The term "disclosure controls and procedures," as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, means controls and other procedures of a company that are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in the SEC's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to provide reasonable assurance that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the company's management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

Based on such evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of the end of the period covered by this Annual Report on Form 10-K, our disclosure controls and procedures were effective at the reasonable assurance level.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) and 15d-15(f) under the Exchange Act). Our management conducted an assessment of the effectiveness of our internal control over financial reporting as of January 31, 2023 based on the criteria set forth in the *Internal Control - Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on the assessment, our management has concluded that our internal control over financial reporting was effective as of January 31, 2023 to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with U.S. GAAP.

Changes in Internal Control Over Financial Reporting

There were no changes in our internal control over financial reporting identified in connection with the evaluation required by paragraph (d) of Exchange Act Rules 13a-15 or 15d-15 that occurred during the fiscal quarter ended January 31, 2023 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Inherent Limitations on Effectiveness of Controls and Procedures

Our management, including our Chief Executive Officer and Chief Financial Officer, believes that our disclosure controls and procedures and internal control over financial reporting are designed to provide reasonable assurance of achieving their objectives and are effective at the reasonable assurance level. However, management does not expect that our disclosure controls and procedures or our internal control over financial reporting will prevent or detect all errors and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the company have been detected. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Over time, controls may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

Item 9B. Other Information

Not applicable.

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

**Part III**

Item 10. Directors, Executive Officers and Corporate Governance

The information required by this item is incorporated by reference to the definitive proxy statement to be filed with the SEC no later than 120 days after January 31, 2023 in connection with our 2023 annual meeting of stockholders, or the 2023 Proxy Statement.

Item 11. Executive Compensation

The information required by this Item is incorporated herein by reference to the 2023 Proxy Statement.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information required by this Item is incorporated herein by reference to the 2023 Proxy Statement.

Item 13. Certain Relationships and Related Transactions, and Director Independence

The information required by this Item is incorporated herein by reference to the 2023 Proxy Statement.

Item 14. Principal Accounting Fees and Services

The information required by this Item is incorporated herein by reference to the 2023 Proxy Statement.

Part IV

Item 15. Exhibits and Financial Statement Schedules

Documents filed as part of this Annual Report on Form 10-K are as follows:

(1) Consolidated Financial Statements: Our consolidated financial statements are listed in the "Index to Consolidated Financial Statements" under Part II, Item 8 of this Annual Report on Form 10-K.

(2) Financial Statement Schedules: Financial statement schedules have been omitted because they are not applicable or the required information is shown in the Consolidated Financial Statements or Notes thereto.

(3) Exhibits: The documents listed below are incorporated by reference or are filed with this Annual Report on Form 10-K, in each case as indicated therein.

EXHIBIT INDEX

Exhibit Number	Description	Incorporated by Reference				Filed Herewith
		Form	File No.	Exhibit	Filing Date	
3.1	Amended and Restated Certificate of Incorporation of the registrant.	10-Q	333-257205	3.1	September 10, 2021	
3.2	Bylaws of the registrant, as amended.	10-Q	333-257205	3.2	September 10, 2021	
4.1	Form of common stock certificate of the registrant.	S-1	333-257205	4.1	June 21, 2021	
4.2	Seventh Amended and Restated Investors' Rights Agreement among the registrant and certain holders of its capital stock, dated as of May 19, 2020.	S-1	333-257205	4.2	June 21, 2021	
4.3	Description of capital stock of the registrant.	10-K	001-40601	4.3	March 31, 2022	
10.1*	Form of Indemnification Agreement between the registrant and each of its directors and executive officers.	S-1	333-257205	10.1	June 21, 2021	
10.2*	Couchbase, Inc. 2021 Equity Incentive Plan and related form agreements.	S-1/A	333-257205	10.2	July 12, 2021	
10.3*	Couchbase, Inc. 2021 Employee Stock Purchase Plan and related form agreements.	S-1/A	333-257205	10.3	July 12, 2021	
10.4*	Couchbase, Inc. 2018 Equity Incentive Plan and related form agreements.	S-1	333-257205	10.4	June 21, 2021	
10.5*	Couchbase, Inc. 2008 Equity Incentive Plan and related form agreements.	S-1	333-257205	10.5	June 21, 2021	
10.6*	Couchbase, Inc. 2021 Executive Incentive Compensation Plan and related form agreements.	S-1	333-257205	10.6	June 21, 2021	
10.7*	Amended Outside Director Compensation Policy	10-Q	001-40601	10.1	December 10, 2021	
10.8*	Change in Control and Severance Policy and related form agreements.	S-1	333-257205	10.8	June 21, 2021	
10.9*	Confirmatory Employment Letter between the registrant and Matthew M. Cain, dated as of June 17, 2021.	S-1	333-257205	10.9	June 21, 2021	
10.10*	Confirmatory Employment Letter between the registrant and Margaret Chow, dated as of June 17, 2021.	S-1	333-257205	10.10	June 21, 2021	

10.11*	Confirmatory Employment Letter between the registrant and Denis Murphy, dated as of June 17, 2021.	S-1	333-257205	10.11	June 21, 2021	
10.12	Sublease by and between the registrant and Gigamon Inc., dated as of April 25, 2018.	S-1	333-257205	10.12	June 21, 2021	
10.13	Amended and Restated Loan and Security Agreement by and between the registrant and Silicon Valley Bank, dated as of January 29, 2021.	S-1	333-257205	10.13	June 21, 2021	
10.14*	Stock Price Achievement Restricted Stock Unit Program	8-K	001-40601	10.1	January 28, 2022	
10.15	Letter Agreement Regarding Amended and Restated Loan and Security Agreement by and between the registrant and Silicon Valley Bank, dated as of August 1, 2022.	10-Q	001-40601	10.1	September 9, 2022	
10.16*	Separation Agreement by and between the registrant and D. Murphy, dated as of June 21, 2022.	10-Q	001-40601	10.2	September 9, 2022	
10.17*	Description of Terms of Chief Executive Officer Cash Bonus.	8-K	001-40601		October 14, 2022	
10.18*	Couchbase, Inc. 2023 Inducement Equity Incentive Pan and related form agreements.	8-K	001-40601	10.1	January 13, 2023	
21.1	List of subsidiaries of the registrant.					X
23.1	Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm.					X
24.1	Power of Attorney (included on signature page hereto).					X
31.1	Certification of Principal Executive Officer pursuant to Exchange Act Rules 13a-14(a) and 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.					X
31.2	Certification of Principal Financial Officer pursuant to Exchange Act Rules 13a-14(a) and 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.					X
32.1†	Certifications of Principal Executive Officer and Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.					X
101.INS	Inline XBRL Instance Document					X
101.SCH	Inline XBRL Taxonomy Extension Schema Document					X
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document					X
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document					X
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document					X
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document					X
104	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibits 101)					X

* Indicates management contract or compensatory plan.

† The certifications attached as Exhibit 32.1 that accompany this Annual Report on Form 10-K are deemed furnished and not filed with the SEC and are not to be incorporated by reference into any filing of Couchbase, Inc. under the Securities Act or the Exchange Act, whether made before or after the date of this Annual Report on Form 10-K, irrespective of any general incorporation language contained in such filing.

Item 16. Form 10-K Summary

Not applicable.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this Annual Report on Form 10-K to be signed on its behalf by the undersigned, thereunto duly authorized.

COUCHBASE, INC.

Date: March 29, 2023

By: /s/ Matthew M. Cain

Matthew M. Cain

Chair, President and Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Matthew M. Cain and Margaret Chow, and each of them, as his or her true and lawful attorney-in-fact and agent with full power of substitution and resubstitution, for such individual in any and all capacities, to sign any and all amendments to this Annual Report on Form 10-K, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully for all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or the individual's substitute, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this Annual Report on Form 10-K has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Matthew M. Cain Matthew M. Cain	Chair, President and Chief Executive Officer *(Principal Executive Officer)*	March 29, 2023
/s/ Greg Henry Greg Henry	Senior Vice President and Chief Financial Officer *(Principal Financial Officer and Principal Accounting Officer)*	March 29, 2023
/s/ Edward T. Anderson Edward T. Anderson	Director	March 29, 2023
/s/ Alvina Antar Alvina Antar	Director	March 29, 2023
/s/ Carol W. Carpenter Carol W. Carpenter	Director	March 29, 2023
/s/ Lynn M. Christensen Lynn M. Christensen	Director	March 29, 2023
/s/ Kevin J. Efrusy Kevin J. Efrusy	Director	March 29, 2023
/s/ Jeff Epstein Jeff Epstein	Director	March 29, 2023
/s/ Aleksander J. Migon Aleksander J. Migon	Director	March 29, 2023
/s/ David C. Scott David C. Scott	Director	March 29, 2023
/s/ Richard A. Simonson Richard A. Simonson	Director	March 29, 2023